     As filed with the Securities and Exchange Commission on July ___, 1998
                                                  Registration No. 333-51751
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 _____________

                                AMENDMENT NO. 1
                                      TO

                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 _____________

                       PROLONG INTERNATIONAL CORPORATION
            (Exact name of registrant as specified in its charter)

                                 _____________

          NEVADA                               2990                  74-2234246
(State or other jurisdiction of    (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)     Classification Code Number)     Identification No.)

                      6 THOMAS, IRVINE, CALIFORNIA 92618
                                (949) 587-2700
              (Address, including zip code and telephone number,
       including area code, of registrant's principal executive offices)

                  CONTINENTAL STOCK TRANSFER & TRUST COMPANY
                                  2 BROADWAY
                           NEW YORK, NEW YORK  10004
                                (212) 509-4000
           (Name, address, including zip code and telephone number,
                  including area code, of agent for service)

                                  Copies to:

      Michael E. Flynn, Esq.                      Gary C. Wykidal, Esq.
       Marc G. Alcser, Esq.                    Gary C. Wykidal & Associates
  Stradling Yocca Carlson & Rauth              245 Fischer Avenue, Suite A-1
660 Newport Center Drive, Suite 1600           Costa Mesa, California  92626
  Newport Beach, California  92660                     (949) 751-8505
          (949) 725-4000


   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As promptly as practicable after this Registration Statement becomes effective and the closing of the acquisition of the assets of EPL Pro-Long, Inc. by the Registrant has occurred, as described in the Agreement and Plan of Reorganization, dated as of February 5, 1998, attached as Annex A to the Proxy Statement/Prospectus forming a part of this Registration Statement.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                 _____________




THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                       PROLONG INTERNATIONAL CORPORATION

        Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K

                                                                                     Location or Caption in
Item No.                            Caption                                        Proxy Statement/Prospectus
-------                             -------                                        --------------------------

A.   INFORMATION ABOUT THE TRANSACTION
     ---------------------------------
     1.      Forepart of Registration Statement and             Facing Page of Registration Statement; Cross
             Outside Front Cover Page of Prospectus             Reference Sheet; Outside Front Cover Page of Proxy
                                                                Statement/Prospectus

     2.      Inside Front and Outside Back Cover Pages of       Available Information; Table of Contents
             Prospectus

     3.      Risk Factors, Ratio of Earnings to Fixed           Summary; Risk Factors
             Charges and Other Information

     4.      Terms of the Transaction                           Summary; The Transaction; Certain Differences in
                                                                the Rights of PIC and EPL Shareholders; Annex A;
                                                                Annex B

     5.      Pro Forma Financial Information                    Summary; Unaudited Pro Forma Combined Condensed
                                                                Financial Statements

     6.      Material Contacts with the Company Being           Summary; The Transaction; Business of PIC; Legal
             Acquired                                           Proceedings Involving PIC; Certain Relationships
                                                                and Related Transactions; Management's Discussion
                                                                and Analysis of Financial Condition and Results of
                                                                Operations of PIC; Business of EPL; Management's
                                                                Discussion and Analysis of Financial Condition and
                                                                Results of Operations of EPL

     7.      Additional Information Required for                Not Applicable
             Reoffering by Persons and Parties Deemed to
             be Underwriters

     8.      Interests of Named Experts and Counsel             Summary; The Transaction

     9.      Disclosure of Commission Position on               Not Applicable
             Indemnification for Securities Act Liabilities

B.  INFORMATION ABOUT THE REGISTRANT
    --------------------------------

    10.      Information With Respect to S-3 Registrants        Not Applicable


    11.      Incorporation of Certain Information by            Not Applicable
             Reference

    12.      Information With Respect to S-2 or S-3             Not Applicable
             Registrants

    13.      Incorporation of Certain Information by            Not Applicable
             Reference

    14.      Information With Respect to Registrants Other      Available Information; Summary; The Transaction;
             Than S-2 or S-3 Registrants                        Business of PIC; Properties of PIC; Legal
                                                                Proceedings Involving PIC; Market Price of and
                                                                Dividends on PIC's Common Equity; Common Stock
                                                                Ownership by Management and Principal
                                                                Shareholders of PIC; Selected
                                                                Financial Data -PIC; Management's Discussion
                                                                and Analysis of Financial Condition and Results
                                                                of Operations of PIC; Index to Financial Statements

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED
    --------------------------------------------

    15.      Information With Respect to S-3 Companies          Not Applicable


    16.      Information With Respect to S-2 or S-3             Not Applicable
             Companies

    17.      Information With Respect to Companies Other        Available Information; Summary; The Transaction;
             Than S-2 or S-3 Companies                          Business of EPL; Market Price of and Dividends on
                                                                EPL's Common Equity; Common Stock Ownership by
                                                                Management and Principal Shareholders of EPL;
                                                                Selected Financial Data -EPL; Analysis of Financial
                                                                Condition and Management's Discussion and Results of
                                                                Operations of EPL; Index to Financial Statements

D.  VOTING AND MANAGEMENT INFORMATION
    ---------------------------------

    18.      Information if Proxies, Consents or                Outside Front Cover Page of Proxy Statement;
             Authorizations are to be Solicited                 Summary; The EPL Special Meeting; The Transaction;
                                                                Common Stock Ownership by Management and Principle
                                                                Shareholders of PIC; Common Stock Ownership by
                                                                Management and Principle Shareholders of EPL;
                                                                Directors and Executive Officers of PIC; Executive
                                                                Compensation; PIC Board Report on Executive
                                                                Compensation; Certain Relationships and
                                                                Related Transactions; Stockholder Proposals

    19.      Information if Proxies, Consents or                Not Applicable
             Authorizations are not to be Solicited or in
             an Exchange Offer

                              EPL PRO-LONG, INC.
                         245 FISCHER AVENUE, SUITE A-1
                         COSTA MESA, CALIFORNIA  92626
                                                                   July 24, 1998

Dear Shareholder:

     You are cordially invited to attend a special meeting of shareholders ("Special Meeting") of EPL Pro-Long, Inc., a California corporation ("EPL"), to be held at 7:30 p.m. local time on August 3, 1998 at the Atrium Hotel (formerly The Airporter), located at 18700 MacArthur Blvd., Irvine, California 92612.

     At the Special Meeting, you will be asked to consider and vote upon, and give your written consent to, a proposal (i) to approve the Agreement and Plan of Reorganization (the "Agreement") dated as of February 5, 1998 between Prolong International Corporation ("PIC") and EPL, pursuant to which PIC will acquire substantially all of the assets and assume certain of the liabilities of EPL (the "Acquisition") and (ii) to approve a Plan of Dissolution (the "EPL Plan of Dissolution") to be effective immediately upon consummation of the Acquisition, pursuant to which EPL will be liquidated and dissolved (the "Dissolution" and, together with the Acquisition, the "Transaction"). Copies of the Agreement and EPL Plan of Dissolution are set forth in the accompanying Proxy Statement/Prospectus as Annex A and Annex B, respectively.

     The proposed Transaction requires certain regulatory approvals and the approval of the principal terms of the Agreement by the holders of a majority of the outstanding shares of the common stock of EPL (the "EPL Common Stock"), in addition to the satisfaction of other conditions. Shareholders who comply with certain requirements (described in the Proxy Statement/Prospectus under "THE TRANSACTION - Dissenters' Rights" and in Annex D to the Proxy Statement/Prospectus) may be entitled to dissenters' rights with respect to their shares. More detailed information about the Agreement and other matters relating to the Transaction and the Special Meeting are included in the accompanying Proxy Statement/Prospectus. You are urged to carefully review the Proxy Statement/Prospectus.

The Transaction
---------------

     Pursuant to the Agreement, as consideration for the Acquisition, PIC will issue and deliver to EPL an aggregate of approximately two million nine hundred ninety-three thousand thirty-five (2,993,035) shares of the common stock of PIC (the "PIC Common Stock"). Assuming that the Transaction is consummated, each shareholder of EPL will be entitled to receive in the Dissolution approximately one (1) share of PIC Common Stock for every two (2) shares of EPL Common Stock held by such shareholder (provided that certain shareholders will receive from EPL cash in lieu of any fractional share of PIC Common Stock such shareholder is otherwise entitled to receive). Management of EPL believes that the consideration to be paid by PIC pursuant to the terms of the Agreement is fair, from a financial point of view, to EPL's shareholders.

THERE WILL BE RESTRICTIONS ON THE ABILITY OF EACH EPL SHAREHOLDER WHO RECEIVES SHARES OF PIC COMMON STOCK TO SELL SUCH SHARES OF PIC COMMON STOCK FOLLOWING CONSUMMATION OF THE TRANSACTION, WHICH RESTRICTIONS ARE DISCUSSED BELOW AND IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

     Substantially all the assets of EPL are to be sold to PIC pursuant to the Agreement. In addition, substantially all the liabilities of EPL, including trade payables, will be assumed by PIC pursuant to the Agreement.

     The Transaction is intended to qualify as a tax-free reorganization under Sections 368(a)(1)(C) and (a)(2)(G) of the Internal Revenue Code of 1986, as amended (the "Code"). In order for the Transaction to qualify as a tax-free reorganization, among other things, EPL must be liquidated and dissolved pursuant to the EPL Plan of Dissolution. The EPL Plan of Dissolution provides for (i) the sale to PIC of substantially all of the assets of EPL, (ii) the payment of certain liabilities (which will occur at the closing of the Acquisition with respect to items such as the payment of transactional expenses and all other amounts which are then due), and (iii) a liquidating distribution to the EPL shareholders of the PIC Common Stock to be received by EPL pursuant to the Agreement.

     Assuming that the Transaction qualifies as a tax-free reorganization under the Code, the shareholders of EPL will not recognize taxable gain or loss upon receipt of shares of PIC Common Stock.

Resale Restrictions On PIC Common Stock
---------------------------------------

     There are two important restrictions on the ability of the EPL shareholders to realize immediately the value of the PIC Common Stock which they will receive in the Dissolution:

          First, if the Transaction is approved by a majority of the shares of EPL Common Stock, each shareholder of EPL is agreeing that all PIC Common Stock to be received by EPL in connection with the Acquisition and by each EPL shareholder in the Dissolution shall be subject to the transfer restriction set forth as Exhibit D to the Agreement which is set forth as Annex A to the Proxy Statement/Prospectus (the "Transfer Restriction"). All PIC Common Stock shall be issued with a restrictive legend referencing the Transfer Restriction. The Transfer Restriction provides that, for a period of 365 days following the date of the Closing (as defined in the Agreement), each shareholder of EPL will not, without the prior written consent of PIC, directly or indirectly:

          [S]ell, offer to sell, solicit an offer to sell, contract or grant any option or warrant to sell (including, without limitation, any short sale), register, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise transfer or dispose of any shares of the capital stock of PIC, options or warrants to acquire shares of the capital stock of PIC, securities exchangeable or exercisable for or convertible into shares of the capital stock of PIC or any rights to purchase or acquire capital stock of PIC or enter into any hedging transaction that is likely to result in a transfer of capital stock of PIC currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by such shareholder, including capital stock which may be deemed to be beneficially owned by such shareholder in accordance with the rules and regulations of the Securities and Exchange Commission, otherwise than (i) as a bona fide gift or gifts, including, without limitation, transfers to beneficiaries or trusts for estate planning purposes, provided the donee or donees thereof agree in writing to be bound by the terms of this restriction and deliver a copy of such donee's assumption to PIC, or (ii) as a distribution to affiliates of such shareholder, if any, provided that distributees thereof agree in writing to be bound by the terms of this restriction and deliver a copy of such distributee's assumption to PIC, or publicly announce such shareholder's intention to do any of the foregoing.

          Second, for two years after consummation of the Acquisition, shares of PIC Common Stock distributed to shareholders of EPL who may be deemed affiliates of EPL (which generally includes directors, executive officers and 10% shareholders of EPL) may only be sold (i) pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), (ii) pursuant to Rule 144 under the Securities Act in accordance with the volume and manner of sale restrictions set forth therein or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act.

Other Liabilities Of EPL Shareholders
-------------------------------------

     The shareholders of EPL may have certain residual liabilities after the Transaction. Shareholders of EPL may be liable under California state law to the remaining unsatisfied creditors of EPL, if any, following EPL's liquidation and dissolution. Such liabilities are limited to the value of the property each shareholder receives in connection with the Dissolution. These liabilities are explained in the accompanying Proxy Statement/Prospectus.

AS YOU CONSIDER YOUR VOTE ON THE TRANSACTION, PLEASE KEEP IN MIND THAT EPL HAS BEEN REPRESENTED IN THE NEGOTIATION OF THE ACQUISITION AND THE PREPARATION OF DOCUMENTS RELATING TO THE ACQUISITION AND THE DISSOLUTION BY THE LAW FIRM OF GARY C. WYKIDAL & ASSOCIATES. PIC HAS BEEN REPRESENTED IN THE NEGOTIATION OF THE ACQUISITION AND THE PREPARATION OF DOCUMENTS RELATING TO THE ACQUISITION BY THE LAW FIRM OF STRADLING YOCCA CARLSON & RAUTH. NEITHER OF THE FOREGOING LAW FIRMS HAS REPRESENTED THE INTERESTS OF ANY OF THE SHAREHOLDERS OF EPL WITH RESPECT TO THE TRANSACTION OR THE RIGHTS, LIABILITIES AND OBLIGATIONS OF ANY OF THE SHAREHOLDERS OF EPL ARISING FROM THE TRANSACTION OR THE FEDERAL OR STATE TAX CONSEQUENCES THEREOF AND, THEREFORE, EACH SHAREHOLDER IS ENCOURAGED TO RETAIN THEIR OWN

COUNSEL AND/OR OBTAIN INDEPENDENT TAX AND FINANCIAL ADVICE. IN THE EVENT OF A DISPUTE OR CLAIM ARISING UNDER THE AGREEMENT OR OTHERWISE IN CONNECTION WITH THE TRANSACTION, NEITHER GARY C. WYKIDAL & ASSOCIATES, NOR STRADLING YOCCA CARLSON & RAUTH WOULD REPRESENT ANY OF THE SHAREHOLDERS OF EPL AND ANY SUCH SHAREHOLDER WOULD NEED TO RETAIN SEPARATE COUNSEL.

     Enclosed are a (i) Notice of Special Meeting, (ii) Proxy
Statement/Prospectus and (iii) form of proxy for the Special Meeting. The Proxy Statement/Prospectus describes in more detail the Transaction, including a description of the conditions to consummation of the Transaction and the effects of the Acquisition on the rights of the EPL shareholders.

     The affirmative vote and written consent of the holders of a majority of the outstanding shares of EPL Common Stock entitled to vote at the Special Meeting is required to approve the Transaction. The Board of Directors of EPL has determined that the Transaction is in the best interests of EPL and its shareholders and, accordingly, has unanimously approved the Transaction and unanimously recommends that you vote FOR approval of the Transaction.

     It is important that your shares be represented at the Special Meeting, either in person or by proxy. Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy and return it in the enclosed postage pre-paid envelope. Your proxy will be revocable by filing with the Secretary a written revocation or a proxy bearing a later date at any time prior to the time it is voted, or by attending the Special Meeting and voting in person. Your prompt cooperation will be greatly appreciated.

     I look forward to seeing you at the Special Meeting.

                              Sincerely,


                              ________________________________________
                              Michael R. Davis, President

                            EPL PRO-LONG, INC.
                      245 Fischer Avenue, Suite A-1
                      COSTA MESA, CALIFORNIA  92626
                                __________

                NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         To be Held August 3, 1998
                                __________


To the Shareholders of EPL Pro-Long, Inc.:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Special Meeting") of EPL Pro-Long, Inc. ("EPL") will be held at the Atrium Hotel (formerly The Airporter), located at 18700 MacArthur Blvd., Irvine, California 92612, at 7:30 p.m., local time on August 3, 1998 for the following purposes:

     1.  The Transaction.  To consider, vote upon and give written consent to a
         ---------------
proposal (i) to approve the Agreement and Plan of Reorganization (the "Agreement") dated as of February 5, 1998 between Prolong International Corporation ("PIC") and EPL, pursuant to which PIC will acquire substantially all of the assets and assume certain liabilities of EPL (the "Acquisition") and
(ii) to approve a Plan of Dissolution of EPL (the "EPL Plan of Dissolution") to be effective immediately after consummation of the Acquisition, pursuant to which EPL will be liquidated and dissolved (the "Dissolution" and, together with the Acquisition, the "Transaction"). A copy of the Agreement is set forth in Annex A to the accompanying Proxy Statement/Prospectus. A copy of the EPL Plan of Dissolution, which provides the terms for the Dissolution, is set forth in Annex B to the accompanying Proxy Statement/Prospectus.

     2.  Other Business.  To transact such other business as may properly come
         --------------
before the Special Meeting or any adjournments or postponements thereof.

     Only shareholders of record at the close of business on July 1, 1998 (the "Record Date") are entitled to receive notice of and to vote at the Special Meeting or any adjournment thereof. Holders of common stock, no par value per share, of EPL ("EPL Common Stock") held of record at the close of business on the Record Date are entitled to one vote per share on each matter considered and voted on at the Special Meeting. The affirmative vote and written consent of the holders of a majority of the outstanding EPL Common Stock entitled to vote at the Special Meeting is required to approve the Transaction. A list of shareholders as of the Record Date will be open for examination during the Special Meeting.

THE BOARD OF DIRECTORS OF EPL HAS DETERMINED THAT THE TRANSACTION IS IN THE BEST INTERESTS OF EPL AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS OF EPL UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE TRANSACTION.

                                   BY ORDER OF THE BOARD OF DIRECTORS


                                   ________________________________________
                                   Lois M. Miller, Secretary

_________________

July 24, 1998


PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD. UNLESS OTHERWISE INSTRUCTED, EACH VALID PROXY CARD RETURNED THAT IS NOT REVOKED WILL BE VOTED "AGAINST" APPROVAL OF THE TRANSACTION AND, IN THE DISCRETION OF THE PROXY HOLDER, VOTED "FOR" ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

                              EPL PRO-LONG, INC.

[PIC LOGO]                      PROXY STATEMENT                       [EPL LOGO]

                                  __________

                                  PROSPECTUS

                       PROLONG INTERNATIONAL CORPORATION

                                 COMMON STOCK
                         (PAR VALUE $0.001 PER SHARE)


     This Proxy Statement/Prospectus (this "Proxy Statement/Prospectus") is being furnished to shareholders of EPL Pro-Long, Inc., a California corporation ("EPL"), in connection with the solicitation of proxies by the Board of Directors of EPL for use at a special meeting of shareholders to be held at 7:30 p.m., local time on August 3, 1998, at the Atrium Hotel (formerly The Airporter), located at 18700 MacArthur Blvd., Irvine, California 92612, and at any adjournment thereof (the "EPL Special Meeting"). The purpose of the EPL Special Meeting is to consider and vote upon a proposal to (i) approve the Agreement and Plan of Reorganization (the "Agreement") dated as of February 5, 1998 between Prolong International Corporation ("PIC") and EPL, pursuant to which PIC will acquire substantially all of the assets and assume certain of the liabilities of EPL (the "Acquisition") and to (ii) approve a Plan of Dissolution of EPL (the "EPL Plan of Dissolution") to be effective immediately after consummation of the Acquisition, pursuant to which EPL will be liquidated and dissolved (the "Dissolution" and, together with the Acquisition, the "Transaction"). A copy of the Agreement is set forth in Annex A to this Proxy Statement/Prospectus. A copy of the EPL Plan of Dissolution, which provides the terms for the Dissolution, is set forth in Annex B to this Proxy Statement/Prospectus. This Proxy Statement/Prospectus and the form of proxy for the Special Meeting will be first sent to shareholders of EPL on or about July 24, 1998. The expenses of soliciting proxies for the EPL Special Meeting will be borne by EPL. EPL intends to solicit shareholders of record by mail, telephone or personal contact.

     This Proxy Statement/Prospectus also constitutes the prospectus of PIC relating to the issuance of shares of common stock, par value $0.001 per share, of PIC ("PIC Common Stock") to EPL pursuant to the terms of the Agreement. PIC has filed a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the shares of PIC Common Stock to be issued pursuant to the Agreement.

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY SHAREHOLDERS WITH RESPECT TO THE ACQUISITION.

THE SHARES OF PIC COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE ACQUISITION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this Proxy Statement/Prospectus is July___ , 1998.

                             AVAILABLE INFORMATION

     PIC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     This Proxy Statement/Prospectus constitutes a part of the Registration Statement, which has been filed by PIC with the Commission under the Securities Act. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information relating to PIC and the PIC Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Proxy Statement/Prospectus concerning the provisions of certain documents filed as exhibits to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such document filed as an exhibit to the Registration Statement.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     All information contained herein with respect to PIC and its subsidiaries has been supplied by PIC, and all information with respect to EPL has been supplied by EPL.

                               TABLE OF CONTENTS

                                                                          Page
SUMMARY..................................................................    1
  Parties to the Acquisition.............................................    1
  EPL Special Meeting....................................................    2
  PIC Corporate Action...................................................    2
  The Acquisition........................................................    3
  Opinion of EPL's Financial Advisor.....................................    4
  Interests of Certain Persons in the Transaction........................    4
  The Dissolution........................................................    4
  Governmental Approvals Required........................................    4
  Federal Income Tax Consequences........................................    4
  Accounting Treatment...................................................    5
  Dissenters' Rights.....................................................    5
  Comparison of Shareholder Rights.......................................    5
  Comparative Market Value...............................................    6
  Unaudited Pro Forma Combined Financial Data............................    7
  Comparative Per Share Information......................................    8

RISK FACTORS.............................................................   10
  Federal Income Tax Risks Relating to the Transaction...................   10
  Managing Growth........................................................   11
  Need to Raise Capital for Growth.......................................   11
  Historic Reliance on Direct Response Sales.............................   11
  Dependence on Key Management Personnel.................................   12
  Risk of Product Liability..............................................   12
  Competition............................................................   12
  Market Volatility......................................................   13
  Costs of Components....................................................   14
  Limited Operating History..............................................   14
  Dependence on Third Party Supply Relationships.........................   14
  Product Concentration..................................................   15
  Risk of Declining Selling Prices.......................................   15
  Dependence on International Sales for Future Growth....................   16
  Environmental Compliance...............................................   16
  Control by Management and Existing Stockholders........................   17
  Risks Associated With Potential "Year 2000" Problems of Third Parties..   17
  Effects of Preferred Stock on the Rights of Common Stock...............   17
  Residual Liability.....................................................   18

EPL SPECIAL MEETING......................................................   19
  Time, Date and Place...................................................   19
  Record Date and Shares Entitled to Vote................................   19
  Recommendation of the EPL Board of Directors...........................   19
  Proxies................................................................   19

THE TRANSACTION..........................................................   21
  General................................................................   21
  Terms of the Agreement.................................................   21
  The Dissolution........................................................   23
  Reasons for the Transaction............................................   24
  Description of PIC's Securities to be Registered.......................   25

  Regulatory Approvals...................................................... 25
  Interests of Certain Persons in the Transaction........................... 26
  Accounting Treatment...................................................... 26
  Federal Income Tax Consequences........................................... 26
  Opinion of EPL's Financial Advisor........................................ 28
  Dissenters' Rights........................................................ 36
  Resales of PIC Common Stock............................................... 37

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS................. 40

BUSINESS OF PIC............................................................. 46
  General................................................................... 46
  Products.................................................................. 46
  Current Markets for Prolong's Products.................................... 50
  Future Markets for Prolong's Products..................................... 51
  Geographic Markets........................................................ 53
  Marketing and Distribution of the Products................................ 54
  Competition............................................................... 55
  Production................................................................ 56
  Customers................................................................. 57
  Intellectual Property..................................................... 57
  Royalty Agreements........................................................ 58
  Employees................................................................. 58

PROPERTIES OF PIC........................................................... 59

LEGAL PROCEEDINGS INVOLVING PIC............................................. 59

MARKET PRICE OF AND DIVIDENDS ON PIC'S COMMON EQUITY........................ 60

COMMON STOCK OWNERSHIP BY MANAGEMENT AND PRINCIPAL
 STOCKHOLDERS OF PIC........................................................ 61

DIRECTORS AND EXECUTIVE OFFICERS OF PIC..................................... 63

EXECUTIVE COMPENSATION...................................................... 66

PIC BOARD REPORT ON EXECUTIVE COMPENSATION.................................. 71

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................. 73

SELECTED FINANCIAL DATA - PIC............................................... 74

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS OF PIC................................. 75

BUSINESS OF EPL............................................................. 81

MARKET PRICE OF AND DIVIDENDS ON EPL'S COMMON EQUITY........................ 81

COMMON STOCK OWNERSHIP BY MANAGEMENT AND
 PRINCIPAL SHAREHOLDERS OF EPL.............................................. 82

SELECTED FINANCIAL DATA--EPL..............................................   83

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS OF EPL...............................   84

CERTAIN DIFFERENCES IN THE RIGHTS OF PIC AND EPL SHAREHOLDERS.............   87
  Authorized Capital Stock................................................   87
  Removal of Directors....................................................   87
  Annual Meetings.........................................................   88
  Notice of Nominations...................................................   88
  Special Meetings........................................................   88
  Proxies.................................................................   89
  Quorum..................................................................   89
  Voting Rights...........................................................   89
  Amendment of Articles of Incorporation and Bylaws.......................   90
  Exculpation and Indemnification.........................................   90
  Dissolution.............................................................   91

EXPERTS...................................................................   92

LEGAL MATTERS.............................................................   92

STOCKHOLDER PROPOSALS.....................................................   92

ANNEX A -- AGREEMENT AND PLAN OF REORGANIZATION...........................  A-1

ANNEX B -- EPL PLAN OF DISSOLUTION........................................  B-1

ANNEX C -- FAIRNESS OPINION OF NORTH AMERICAN CAPITAL PARTNERS............  C-1

ANNEX D -- CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW
 DISSENTERS' RIGHTS.......................................................  D-1

INDEX TO FINANCIAL STATEMENTS.............................................  F-1

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto included in this Proxy Statement/Prospectus. The Agreement is set forth in Annex A to this Proxy Statement/Prospectus and reference is hereby made thereto for a complete description of the terms of the Acquisition. The EPL Plan of Dissolution is set forth in Annex B to this Proxy Statement/Prospectus, and reference is hereby made thereto for a complete description of the Dissolution. Shareholders of EPL are urged to read carefully this Proxy Statement/Prospectus and the attached Annexes in their entirety, and in particular the section entitled "Risk Factors."

PARTIES TO THE ACQUISITION

     PIC. PIC is a Nevada corporation that was incorporated on August 24, 1981 as Giguere Industries, Incorporated ("Giguere"). On September 14, 1981, Giguere consummated a merger with Medical International, Inc., a Utah corporation, pursuant to which Giguere was the surviving entity. Prior to the merger with Giguere, Medical International, Inc. had completed an offering of its common stock which was exempt from registration under the Securities Act by reason of Regulation A thereunder. All of the outstanding shares of Medical International, Inc. common stock were exchanged for shares of Giguere as part of the plan of merger. Subsequent to the merger, Giguere conducted operations for several years until it liquidated its assets in order to satisfy its creditors and discontinued operations in 1987. Giguere was inactive and held no significant assets from 1987 to June 21, 1995.

     On June 21, 1995, Giguere acquired all of the outstanding common stock of Prolong Super Lubricants, Inc., a Nevada corporation ("PSL"), in a share exchange with PSL's then existing shareholders (the "Reorganization") and changed its name from Giguere to Prolong International Corporation. Since the Reorganization, PIC has changed its focus from being a company without operations, a business or significant assets, to that of a holding company for its wholly-owned operating subsidiary, PSL. PIC, through PSL (referred to collectively in the operational context with PIC as "Prolong"), is engaged in the manufacture, sale and worldwide distribution of a line of high performance lubrication products which are based on a patented extreme pressure lubricant additive for use in metal lubrication, commonly referred to as anti-friction metal treatment ("AFMT"). PSL currently holds an exclusive, worldwide license to manufacture, sell and distribute lubrication products based on AFMT and to use the "Prolong" name. This license was acquired from EPL in 1993.

     PIC Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol "PRL." PIC's principal executive offices are located at 6 Thomas, Irvine, California, 92618, and its telephone number is (949) 587-2700.

     EPL. EPL is a California corporation that was incorporated on July 27, 1988. EPL owns an AFMT patent. EPL licenses the right to use the AFMT formula and the "Prolong" name exclusively to PSL. Aside from actions taken with respect to its patent ownership, such as receiving royalty payments from PSL, EPL conducts no significant business activities.

     EPL Common Stock has no established public trading market. EPL's principal executive offices are located at 245 Fischer Avenue, Suite A-1, Costa Mesa, California 92626, and its telephone number is (949) 751-8505.

EPL SPECIAL MEETING

     Time, Place and Date. The EPL Special Meeting will be held on August 3, 1998, at 7:30 p.m., local time, at the Atrium Hotel (formerly The Airporter), located at 18700 MacArthur Blvd., Irvine, California 92612.

     Purpose of the EPL Special Meeting. At the EPL Special Meeting, shareholders will consider and vote upon a proposal to approve the Transaction and transact such other business as may properly come before the EPL Special Meeting. See "EPL SPECIAL MEETING."

     Record Date; Votes Required; Security Ownership of Management. Only shareholders of record at the close of business on July 1, 1998 are entitled to notice of and to vote at the EPL Special Meeting (the "Record Date"). As of the close of business on the Record Date, there were six million six hundred eighty-six thousand seventy (6,686,070) shares of EPL Common Stock issued and outstanding held by approximately two hundred ninety-one (291) holders of record. Holders of EPL Common Stock on the Record Date are entitled to one vote per share on each matter considered and voted on at the EPL Special Meeting.
The affirmative vote and written consent of the holders of a majority of the outstanding shares of EPL Common Stock entitled to vote at the EPL Special Meeting is required to approve the Transaction. As of the Record Date, directors and executive officers of EPL beneficially owned in the aggregate three million nine hundred two thousand five hundred thirty-five (3,902,535) shares of EPL Common Stock (or approximately 58% of the issued and outstanding EPL Common Stock). Each of the directors and executive officers of EPL has advised EPL that he intends to vote his shares of EPL Common Stock to approve the Transaction.

     Recommendation of the EPL Board of Directors. The Board of Directors of EPL (the "EPL Board") has determined that the Transaction is in the best interests of EPL and its shareholders and has unanimously approved the Transaction. Accordingly, the EPL Board unanimously recommends that the shareholders of EPL vote FOR approval of the Transaction. In deciding to approve the Transaction, the EPL Board considered a number of factors. See "THE TRANSACTION -- Reasons for the Transaction."

     Proxies. The proxy accompanying this Proxy Statement/Prospectus is solicited on behalf of the EPL Board for use at the EPL Special Meeting. All shares of EPL Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted against approval of the Transaction and, in the discretion of the proxy holder, voted for any other matter which may properly come before the EPL Special Meeting.

PIC CORPORATE ACTION

     The Board of Directors of PIC (the "PIC Board") has unanimously determined that the Acquisition is in the best interests of PIC and its stockholders and has approved the Acquisition. The stockholders of PIC are not required to take any action in connection with the Acquisition.

THE ACQUISITION

     General. The Agreement provides that PIC will purchase substantially all of the assets (the "Assets") and assume certain of the liabilities of EPL (the "Assumed Liabilities") and, in consideration thereof, issue and deliver to EPL at the closing of the Acquisition (the "Closing") one certificate representing two million nine hundred ninety-three thousand thirty-five (2,993,035) shares of PIC Common Stock. The Transaction is intended to qualify as a tax-free reorganization under Sections 368(a)(1)(C) and (a)(2)(G) of the Internal Revenue Code of 1986, as amended (the "Code") and, accordingly, EPL will be required to consummate the Dissolution following consummation of the Acquisition. Pursuant to the Dissolution, EPL will distribute all of its assets, including the shares of PIC Common Stock issued to EPL pursuant to the Agreement, to its shareholders. See "THE TRANSACTION -- The Dissolution."

     Conditions to the Acquisition. Consummation of the Acquisition is subject to various conditions, including, among others, (a) the approval of the Transaction by the requisite vote of the holders of EPL Common Stock and (b) the effectiveness of the Registration Statement of which this Proxy Statement/ Prospectus is a part. See "THE TRANSACTION -- Terms of the Agreement
Conditions to Each Party's Obligation to Effect the Acquisition; -- Conditions to PIC's Obligation to Effect the Acquisition; -- Conditions to EPL's Obligation to Effect the Acquisition."

     Amendment. The Agreement may be amended by mutual agreement of the parties thereto. Any amendment to the Agreement must be in writing and signed by the parties to the Agreement.

     Termination. The Agreement may be terminated at any time prior to the date of the Closing (the "Closing Date") (a) by mutual agreement of EPL and PIC or
(b) by PIC or EPL if the Closing has not occurred on or before 5:00 p.m. Pacific Standard Time on December 31, 1998.

     Fees and Expenses. EPL will bear all federal, state and local income taxes and franchise taxes arising in connection with the transactions contemplated by the Agreement, if any. All other costs and expenses, including legal and accounting fees, will be borne by the party incurring such costs and expenses. See "THE TRANSACTION -- Terms of the Agreement -- Fees and Expenses."

     Indemnification. Under the Agreement, EPL has agreed to indemnify PIC for losses resulting from (a) the breach of any warranty or any inaccuracy of any representation made by EPL or (b) the breach of any covenant or agreement made by EPL pursuant to the Agreement or any ancillary documents thereto. PIC has agreed in the Agreement to indemnify EPL for losses relating to (a) the breach of any warranty or any inaccuracy of any representation made by PIC or (b) the breach of any covenant or agreement made by PIC pursuant to the Agreement or any ancillary documents thereto. With certain exceptions, EPL will not be liable to PIC for indemnification except to the extent that such party's indemnifiable losses exceed an individual indemnification deductible of twenty-five thousand dollars ($25,000) in amount unless and until the total of all claims and liabilities covered by indemnification under the Agreement exceeds the aggregate indemnification deductible of one hundred fifty thousand dollars ($150,000). In addition, the liability of EPL for indemnification of PIC shall be limited to an aggregate amount equal to the value of the PIC Common Stock issued to EPL pursuant to the Agreement. See "THE TRANSACTION -- Terms of the Agreement -- Indemnification."

OPINION OF EPL'S FINANCIAL ADVISOR

     North American Capital Partners ("NACP") has delivered its written opinion to the EPL Board of Directors to the effect that as of April 27, 1998, the date of such opinion, the terms of the Acquisition are fair, from a financial point of view, to the holders of EPL Common Stock. A copy of the NACP's opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by NACP, is attached as Annex C to this Proxy Statement/Prospectus. Shareholders of EPL are urged to read the written opinion carefully and in its entirety. See "THE TRANSACTION Opinion of EPL's Financial Advisor."

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     In considering the Transaction contemplated by the Agreement, shareholders of EPL should be aware that Gary C. Wykidal, legal counsel to EPL in connection with the Transaction, is also a shareholder of EPL. See "THE TRANSACTION Interests of Certain Persons in the Transaction."

THE DISSOLUTION

     The Transaction is intended to qualify as a tax-free reorganization under Sections 368(a)(1)(C) and (a)(2)(G) of the Code. In order to qualify, among other things, "substantially all of the properties" of EPL must be transferred to PIC and EPL must be liquidated and dissolved. Therefore, the Dissolution pursuant to the EPL Plan of Dissolution is an integral part of the Transaction. See "THE TRANSACTION -- The Dissolution."

GOVERNMENT APPROVALS REQUIRED

     Other than the filing with the Commission of the Registration Statement and this Proxy Statement/Prospectus and compliance with applicable state securities laws and regulations, PIC and EPL are not aware of any federal, state or foreign regulatory requirements that must be complied with or approvals that must be obtained in connection with the Transaction.

FEDERAL INCOME TAX CONSEQUENCES

     The Transaction is intended to qualify as a tax-free reorganization under Sections 368(a)(1)(C) and (a)(2)(G) of the Code. If the Transaction does so qualify, neither EPL nor the shareholders of EPL will recognize taxable gain or loss upon the receipt of shares of PIC Common Stock in connection with the Acquisition or Dissolution, respectively. EPL, however, will recognize gain in the Dissolution upon the sale or distribution of any appreciated assets that are not acquired by PIC in the Acquisition. Furthermore, the shareholders of EPL will recognize gain in the Dissolution in an amount equal to the lesser of (i) the fair market value of the property other than PIC Common Stock (including any cash payment in lieu of a fractional share of PIC Common Stock) distributed to him or her and (ii) the gain realized by the shareholders in the Transaction. See "THE TRANSACTION -- Federal Income Tax Consequences."

ACCOUNTING TREATMENT

     For financial accounting purposes, the Acquisition will be accounted for by PIC using the purchase method of accounting in accordance with generally accepted accounting principles. See "THE TRANSACTION -- Accounting Treatment."

DISSENTERS' RIGHTS

     Under Chapter 13 of the California Corporations Code ("Chapter 13"), the full text of which is attached to this Proxy Statement/Prospectus as Annex D, holders of record of EPL Common Stock are entitled to dissenters' rights in connection with the Transaction. If the Transaction is approved by the EPL shareholders and consummated, any EPL shareholder who did not vote to approve the Transaction, subject to compliance with certain procedures, has rights as a dissenting shareholder to have his or her shares purchased at fair market value. The amount of cash to which any EPL shareholder who perfects dissenters' rights may become entitled to receive may be more or less than the value of the PIC Common Stock provided in the Agreement. The required procedures must be followed exactly or dissenters' rights, if available, may be forfeited. For a summary of these rights see "THE TRANSACTION Dissenters' Rights." Pursuant to the terms of the Agreement, if greater than 5% of all shares of EPL Common Stock outstanding immediately prior to the date of the Closing demand that EPL purchase their respective shares under Chapter 13, PIC has the right to terminate the Agreement.

COMPARISON OF SHAREHOLDER RIGHTS

     The rights of EPL's shareholders currently are determined by reference to the California Corporations Code (the "CCC"), EPL's Articles of Incorporation, as amended to date (the "EPL Articles") and Bylaws (the "EPL Bylaws").
Following the Transaction, EPL shareholders will become shareholders of PIC, and their rights as shareholders will be determined by the Nevada General Corporation Law (the "NGCL"), PIC's Articles of Incorporation, as amended to date (the "PIC Articles") and Bylaws (the "PIC Bylaws"). See "CERTAIN DIFFERENCES IN THE RIGHTS OF PIC AND EPL SHAREHOLDERS."

COMPARATIVE MARKET VALUE

     PIC Common Stock is currently trading on the AMEX under the symbol "PRL." There is no established public trading market for EPL Common Stock. The following table sets forth the closing prices per share of PIC Common Stock and the equivalent per share prices of EPL Common Stock on February 10, 1998, the last trading day preceding the public announcement of the proposed Transaction and on June 30, 1998, the latest practicable trading day before the printing of this Proxy Statement/Prospectus. EPL shareholders are advised to obtain current market quotations for PIC Common Stock prior to making any decision with respect to the Transaction. See "MARKET PRICE OF AND DIVIDENDS ON PIC'S COMMON EQUITY," "MARKET PRICE OF AND DIVIDENDS ON EPL'S COMMON EQUITY."

                         PIC              EPL             EPL
                      Common Stock     COMMON STOCK    EQUIVALENT(1)
                     ---------------  ---------------  -------------
February 10, 1998           $2.81(2)     N/A(3)            $1.41
June 30, 1998               $2.94(4)     N/A(3)            $1.47

_________________
(1) Represents the equivalent of one share of EPL Common Stock calculated by multiplying the closing sales price per share of PIC Common Stock on such date by the implied exchange ratio of PIC Common Stock for EPL Common Stock, which is 1:2.

(2) Represents the per share price as quoted on the OTC Bulletin Board prior to PIC's listing on the AMEX.

(3) Historical closing price information for shares of EPL Common Stock is not available because there is no public trading market for EPL Common Stock.


(4) Represents the per share price as quoted on the AMEX on the date indicated.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following summary Unaudited Pro Forma Combined Financial Data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and related notes included elsewhere in this Proxy Statement/Prospectus. This pro forma financial information should not be regarded as indicative of the results of operations or financial condition of PIC for any future period or at any future date. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

                                                                                THREE MONTHS
                                                                                   ENDED
                                                                          MARCH 31,      DECEMBER 31,
                                                                            1998            1997
                                                                      ----------------  ----------------
Statement of Operations Data
     Net revenues..................................................       $10,848,742       $29,846,795
     Net income....................................................         1,489,444         2,368,759
     Net income per common share:
        Basic......................................................       $      0.05       $      0.08
        Diluted....................................................       $      0.05       $      0.08
     Weighted average number of common shares outstanding:
        Basic......................................................        28,457,535        28,501,070
        Diluted....................................................        28,883,290        28,683,809
Balance Sheet Data
     Total assets..................................................       $22,342,456       $20,001,738
     Total liabilities.............................................         5,173,016         4,456,814
     Total stockholders' equity....................................        17,169,440        15,544,924

COMPARATIVE PER SHARE INFORMATION

     The following table sets forth certain per share data of PIC and EPL on both historical and pro forma combined bases (giving effect to the Acquisition using the purchase method of accounting) and certain information on equivalent pro forma combined basis for each share of EPL Common Stock. The following information should be read in conjunction with and is qualified by reference to the selected financial data, consolidated financial statements and accompanying notes of PIC and EPL. The pro forma combined financial information is not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the period presented and should not be construed as representative of future operations. Comparative per share information regarding PIC's and EPL's respective cash dividends has been omitted as neither company has paid any cash dividends in the past.

                                                                           PER SHARE OF COMMON STOCK
                                                                     --------------------------------------
                                                                          Income (1)       BOOK VALUE (2)
                                                                     -------------------  -----------------
                                                                      Basic     Diluted     Basic   Diluted
                                                                     -------  ----------  --------  -------
PIC - Historical
 Three months ended March 31, 1998.................................   $0.06      $0.06    $ 0.44    $ 0.44
 Year ended December 31, 1997......................................   $0.08      $0.08    $ 0.38    $ 0.38
PIC - Pro Forma Combined
 Three months ended March 31, 1998.................................   $0.05      $0.05    $ 0.60    $ 0.59
 Year ended December 31, 1997......................................   $0.08      $0.08    $ 0.55    $ 0.54
EPL - Historical (3)
 Eleven months ended March 31, 1998................................   $0.09      $0.09    $ 0.08    $ 0.08
 Year ended April 30, 1997.........................................   $0.11      $0.11    $(0.01)   $(0.01)
EPL - Equivalent Pro Forma Combined (4)
 Three months ended March 31, 1998.................................   $0.03      $0.03    $ 0.30    $ 0.30
 Year ended December 31, 1997......................................   $0.04      $0.04    $ 0.27    $ 0.27

_________________________

(1) Pro Forma combined income represents income from continuing operations as if the Acquisition had been consummated on January 1, 1997.

(2) Basic historical book value per share information for PIC and EPL as of the end of each period presented is computed by dividing historical stockholders' equity for each respective company by the number of shares of PIC Common Stock and EPL Common Stock, as the case may be, outstanding at the end of each period presented, excluding common stock equivalents. Diluted historical book value per share information for PIC and EPL includes common stock equivalents in the calculation. Basic pro forma combined book value per share information as of March 31, 1998 and December 31, 1997, respectively, is computed by dividing pro forma stockholders' equity by the number of shares of PIC Common Stock outstanding as of such date, excluding common stock equivalents, plus the shares of PIC Common Stock to be issued in the Acquisition. Diluted pro forma combined book value per share information includes common stock equivalents in the calculation.

(3) EPL historical per share information is computed on the basis of 5,986,070 outstanding shares of EPL Common Stock, which gives effect to the surrender for cancellation of 700,000 shares of EPL Common Stock by Michael R. Davis in connection with the Acquisition.

(4) Equivalent pro forma per share information for EPL is determined by multiplying PIC's pro forma per share information by the implied exchange ratio of PIC Common Stock for EPL Common Stock, which is 1:2.

                                 RISK FACTORS

     In addition to the other information in this Proxy Statement/Prospectus, the following factors should be carefully considered by EPL shareholders in evaluating the proposed Transaction and the shares of PIC Common Stock to be issued pursuant to the Agreement. This Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve certain risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - PIC" and in this Proxy Statement/Prospectus generally. PIC's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following risk factors and appearing elsewhere in this Proxy Statement/Prospectus. These forward-looking statements are made as of the date of this Proxy Statement/Prospectus and PIC assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

FEDERAL INCOME TAX RISKS RELATING TO THE TRANSACTION

     There are material income tax risks associated with the Transaction. Neither EPL nor PIC has obtained a ruling from the Internal Revenue Service (the "IRS") as to whether the Transaction qualifies as a tax-free reorganization under Sections 368(a)(1)(C) and (a)(2)(G) of the Code (a "C-Reorganization"), or with respect to any other tax matter regarding the Transaction, and no such ruling will be sought or obtained from the IRS. EPL and PIC have received an opinion of Gary C. Wykidal & Associates, counsel to EPL, to the effect that the Transaction qualifies as a C-Reorganization for federal income tax purposes and as to certain other matters. Such opinion of counsel is qualified in certain significant respects and will not be binding on the IRS. Accordingly, there can be no assurance that the Transaction will not at some later date be found not to qualify as a C-Reorganization, in which case both EPL and the shareholders of EPL will incur taxable gains upon the receipt of PIC Common Stock. Moreover, the opinion of counsel is based on current law and administrative regulations, which could change without notice and with retroactive effect. There can be no assurance that the IRS will allow, on audit, the Transaction to be treated as a C-Reorganization. If the C-Reorganization is disallowed by the IRS and such disallowance is upheld by the courts, corresponding adjustments will be made in the federal income tax returns of EPL and its shareholders for their affected taxable years, with the result that both EPL and its shareholders will incur additional taxes, interest and other costs, and possibly penalties. In addition, audit of EPL's federal income tax returns may result in an examination and audit of the individual shareholders' returns that would not otherwise occur.

     Even if the Transaction qualifies as a C-Reorganization for federal income tax purposes, EPL shareholders may be required to recognize gain for federal income tax purposes upon the distribution by EPL of any assets (other than shares of PIC Common Stock) to its shareholders. Management of EPL believes that gain is unlikely to be recognized pursuant to the above because the net value of assets so distributed in each case is likely to be zero or de minimis. There can be no assurance, however, that the actual value of any assets so distributed will be in accordance with EPL management's belief or that the IRS will not take the position that such distributed assets have a significant net value and that EPL shareholders are required to recognize taxable gain. See "THE TRANSACTION -- "Federal Income Tax Consequences."

MANAGING GROWTH

     PIC currently contemplates a period of rapid growth that will place a significant strain on its financial, management and other resources. PIC's ability to manage its growth effectively, should it occur, will require it to continue to improve its operational, financial and management information systems and to attract, train, motivate, manage and retain key employees. If PIC's executives are unable to manage growth effectively, PIC's business, operating results, financial position and cash flows could be adversely affected. See "BUSINESS OF PIC."

NEED TO RAISE CAPITAL FOR GROWTH

     Although PIC does not have plans to raise additional capital in the next twelve months, PIC does expect that its capital requirements will increase significantly in the future. There can be no assurance that PIC will be successful in meeting such capital requirements on satisfactory terms, if at all. PIC's capital requirements will depend on numerous factors, including the progress of Prolong's product development programs, the rate of growth of Prolong's business, the commercial success of Prolong's products and the availability of cash from other sources, notably, operations. PIC may seek additional funds through debt or equity financing. Issuance of additional equity securities by PIC could result in substantial dilution to its present or future stockholders. If adequate funds are not available on acceptable terms, PIC will be required to delay or scale back Prolong's product development and the manufacture of Prolong's current products. Any inability to fund its capital requirements would have a material adverse effect on PIC's business, operating results, financial position and cash flows. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PIC."

HISTORIC RELIANCE ON DIRECT RESPONSE SALES

     Approximately 77.7% ($12,287,000) of PIC's revenues in 1996 and 49.4% ($14,758,000) of PIC's revenues in 1997 have been generated from sales in direct response to Prolong's 30 minute television commercial. Prolong's plans for future growth contemplate the expansion of sales to retail, industrial/commercial and international customers. To date, sales to such customers have constituted only a limited portion of PIC's revenues. Prolong typically consummates sales to retail, industrial/commercial and the international markets through independent distributors. Prolong anticipates that it will be required to significantly expand its distributor network in order to achieve its planned growth in both of these sectors. There can be no assurance that Prolong will be successful in locating and engaging qualified distributors for its products, either in the United States or abroad, or that it will be successful in increasing its sales in the retail, industrial/commercial and international markets. See "BUSINESS OF PIC Geographic Markets; -- Marketing and Distribution of the Products; -- Customers; MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PIC."

DEPENDENCE ON KEY MANAGEMENT PERSONNEL

     PIC's success depends, in large part, upon the contributions, experience and expertise of its key management personnel. None of PIC's personnel is subject to an employment agreement with PIC. PIC maintains a key-man life insurance policy in the amount of $2,000,000 on the life of Elton Alderman, President of PIC. There can be no assurance, however, that PIC's key-man insurance is adequate. In addition, PIC's success will depend upon its ability to attract and retain additional highly qualified management personnel. The loss of the services of any key management personnel or the inability to attract and retain such management personnel could have a material adverse effect on PIC's business, operating results, financial position and cash flows. See "DIRECTORS AND EXECUTIVE OFFICERS OF PIC."


RISK OF PRODUCT LIABILITY

     The nature of Prolong's business exposes it to risk from product liability claims. PIC currently maintains product liability insurance in the amount of $11,000,000 per occurrence and $12,000,000 in the aggregate, per annum. Product liability coverage is becoming increasingly expensive and there can be no assurance that PIC's current coverage will be adequate to cover future product liability claims. PIC does not have any current plans to increase coverages under its product liability insurance but intends to reevaluate such determination from time to time in the future. Any losses that PIC may suffer from future liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of Prolong's products, may have a material adverse effect on PIC's business, operating results, financial position and cash flows. See "BUSINESS OF PIC Products; LEGAL PROCEEDINGS INVOLVING PIC."

COMPETITION

     The market for Prolong's products is highly competitive and is expected to be increasingly competitive in the future. Prolong's principal competitors include other providers of specialized lubrication products, such as First Brands (STP) and Quaker State (Slick 50), both of which market engine oil treatments. Prolong's competitors also include major oil companies such as Shell Oil Company, Castrol, Pennzoil, and other companies who manufacture lubrication products, such as WD40 Corp. Further, Prolong believes that major oil companies not presently offering products that compete directly with those offered by Prolong may enter its markets in the future. Increased competition could result in price reductions, reduced gross margins, and a loss of market share, any of which could have a material adverse effect on PIC's business, operating results, financial position and cash flows. In addition, many of Prolong's competitors have significantly greater financial, technical, product development, marketing and other resources and greater market recognition than Prolong. Several of Prolong's competitors also currently have, or may develop or acquire, substantial customer bases in the automotive and other related industries. As a result of these factors, Prolong's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than Prolong. Additionally, other dealers and distributors may offer similar lubrication products at prices below those offered by Prolong, appealing to the price-sensitive segment of the market. While Prolong believes that the prices for its lubrication products are competitive for the level of quality obtained by the customer, Prolong relies on its brand name recognition and reputation for selling quality products supported by strong customer service. There can be no assurance that Prolong will be able to compete successfully against current and future competitors or that competitive pressures faced by Prolong will not materially adversely effect PIC's business, operating results, financial position and cash flows. See "BUSINESS OF PIC Competition."

MARKET VOLATILITY

     The market prices of PIC Common Stock have been, and in the future could be, subject to wide fluctuations in response to variations in quarterly operating results of PIC and its customers and competitors, changes in management, announcements of technological innovations or new product developments by PIC or its competitors, changes in analysts' estimates of PIC's financial performance, changes in the lubricant industry standards, legislative or regulatory changes, general industry trends, worldwide economic and financial conditions and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations which have often been unrelated to the operating performance of a particular company. These broad market fluctuations and other factors may adversely affect the market price of PIC Common Stock. See "MARKET PRICE OF AND DIVIDENDS ON PIC'S COMMON
EQUITY."

COSTS OF COMPONENTS

     Prolong depends upon its suppliers for the supply of the primary components for its AFMT formula. Such components are subject to significant price volatility beyond the control or influence of Prolong. Prices for the components of the quality sought by Prolong are dependent on the origin, supply and demand at the time of purchase. Prices can be affected by multiple factors in the producing countries, including weather and political and economic conditions. Additionally, petroleum products, which comprise AFMT, have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations, such as the Organization of Petroleum Exporting Countries ("OPEC"), that have historically attempted to establish price controls on petroleum products through agreements establishing export quotas or restricting petroleum supplies worldwide. No assurance can be given that OPEC (or others) will not succeed in raising the price of petroleum components or that, in such event, Prolong will be able or choose to maintain its gross margins by quickly raising its prices without affecting demand. Increases in the prices for the components, whether due to the failure of its suppliers to perform, conditions affecting the component-producing countries, or otherwise, could have a material adverse effect on PIC's business, operating results, financial position and cash flows. See "BUSINESS OF PIC Production."

LIMITED OPERATING HISTORY

     PIC, under its current management, has been an independent operating company only since June 1995. Prior to such time, PIC had become dormant, without significant assets or operations for approximately 8 years. There can be no assurance that PIC will be successful in continuing to expand its operations and access markets so as to continue its growth.

     From the Reorganization through December 1995, PIC generated revenues of approximately $391,000 and incurred operating losses of approximately $416,000. Since such time, PIC has been successful in generating net income from its operations. There can be no assurance that PIC will continue to be successful in generating net income from operations in the future. See "BUSINESS OF PIC -- General."

DEPENDENCE ON THIRD PARTY SUPPLY RELATIONSHIPS

     To date, Prolong has been able to obtain adequate supplies of the components required for its AFMT formula from its existing sources to meet its current manufacturing schedule. Prolong does not foresee any shortages of supply in the near future. However, Prolong has recently increased production and plans further increases to meet increases in demand. These increases could eventually place a strain on the production capacity of its existing suppliers. While Prolong is working actively with each of its suppliers to increase production of the components, there can be no assurance that each supplier will be able to increase its production in time to satisfy Prolong's increasing requirements or that alternative suppliers will be able to meet any such deficiency on an ongoing basis. If Prolong is unable to obtain sufficient quantities of the components, or if such components do not meet Prolong's quality standards, delays or reductions in product shipments may result which would have a material adverse effect on PIC's business, operating results, financial position and cash flows. See "BUSINESS OF PIC Production."

PRODUCT CONCENTRATION

     PIC derives substantially all of its net revenues from sales of Prolong's AFMT-based products, and these products are expected to continue to account for most, if not all, of PIC's net revenue in the foreseeable future. Because of this concentration of revenue in one product line, namely lubricants, a decline in demand for, or in the prices of, Prolong's AFMT-based products as a result of competition, technological advances or otherwise, could have a material adverse effect on PIC's business, operating results, financial position and cash flows. Prolong has recently expanded its product line and intends to continue such expansion in the future, but there can be no assurance that these new AFMT-based products introduced by Prolong will receive widespread acceptance. See "BUSINESS OF PIC Products."

RISK OF DECLINING SELLING PRICES

     Prolong may experience declining average sales prices for its products. Specialty lubricant suppliers have come under increasing price pressure from competitors and consumers, which in turn could result in downward pricing pressure on Prolong's products. In addition, average sales prices are affected by price discounts negotiated for large volume purchases by certain customers. To offset the potential for declining average sales prices, Prolong believes that in the near term it must achieve manufacturing cost reductions, and in the longer term Prolong must develop new AFMT-based products that can be manufactured at lower cost or sold at higher average sales prices. If, however, Prolong is unable to achieve such cost reductions or product diversification, Prolong's gross margins could decline, and such decline could have a material adverse effect on PIC's business, operating results, financial position and cash flows. See "BUSINESS OF PIC Competition."

DEPENDENCE ON INTERNATIONAL SALES FOR FUTURE GROWTH

     International sales comprised 10.3% and 3.5% of PIC's revenues in 1996 and 1997, respectively, resulting in approximately 34.0% and 5.0% of PIC's net income, respectively. Prolong intends to expand its international sales in the future, which will require significant management attention and financial resources. In order to expand worldwide sales, Prolong must establish additional marketing and sales operations, hire additional personnel and recruit additional distributors internationally. To the extent that Prolong is unable to do so effectively, Prolong's growth is likely to be limited and PIC's business, operating results, financial position and cash flows could be materially adversely affected. In addition, as Prolong expands its international operations, a portion of the revenues generated from such international sales may be subject to taxation by such jurisdictions at rates higher than those to which Prolong is subject to in the United States.
Prolong's worldwide sales are currently denominated in United States dollars.
An increase in the value of the United States dollar relative to foreign currencies would make Prolong's products more expensive and, therefore, potentially less competitive in those markets. Additional risks inherent in Prolong's worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products in foreign countries, longer accounts receivable payment cycles, difficulties in operations management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have a material adverse effect on Prolong's future international sales and, consequently, PIC's overall business, operating results, financial position and cash flows. See "BUSINESS OF PIC Geographic Markets."

ENVIRONMENTAL COMPLIANCE

     Federal, state and local regulations impose various controls on the storage, handling, discharge and disposal of substances used in Prolong's manufacturing process and on the facilities leased by Prolong. Prolong has registered its fuel conditioners with the United States Environmental Protection Agency ("EPA"). Such EPA registrations have no term but require Prolong to notify the EPA of any changes in the chemical composition of such conditioners or other information contained in such registration. Prolong is not aware of any additional governmental approvals required for its products nor does Prolong know of any existing or probable governmental regulations which would have any material adverse effect on its current business. Because Prolong does not manufacture or store any significant quantity of its products, direct costs of compliance with environmental laws have been nominal and have had no material effect on its business. Prolong has attempted to minimize its economic risk from violations by its manufacturers or bottlers by qualifying alternate sources of such services. Prolong believes that its activities and those of its contract manufacturers conform to present governmental regulations applicable to each such entities' operations. Additionally, Prolong believes that its current facilities conform to present governmental regulations relating to environmental, land use, public utility utilization and fire code matters.
There can be no assurance that such governmental regulations will not in the future impose additional process requirements upon Prolong or restrict Prolong's ability to expand its operations. The adoption of such measures or any failure by Prolong to comply with the applicable environmental and land use regulations or to restrict the discharge of hazardous substances could subject Prolong to future liability or could cause its operations or those of its contract manufacturers to be curtailed, relocated or suspended. See "BUSINESS OF PIC Production."

CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS

     As of June 30, 1998, the present directors, executive officers and principal stockholders of PIC beneficially own, in the aggregate, approximately 42.7% of the outstanding PIC Common Stock. These stockholders, acting together, will have the ability to exert significant influence on the election of PIC's directors and most other stockholders' actions and, as a result, direct PIC's affairs and business. Such concentration may have the effect of delaying or preventing certain actions that can be taken by PIC including, but not limited to, a change in control of PIC. See "COMMON STOCK OWNERSHIP BY MANAGEMENT AND PRINCIPLE STOCKHOLDERS OF PIC."

RISKS ASSOCIATED WITH POTENTIAL "YEAR 2000" PROBLEMS OF THIRD PARTIES

     It is possible that the currently installed computer systems, software products or other business systems of PIC's suppliers, manufacturers, distributors or customers, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate and output dates in the year 2000 or thereafter without error or interruption (commonly known as the "Year 2000 Problem"). PIC's business systems, including its computer systems, are not subject to the Year 2000 Problem; however, PIC is querying its suppliers, manufacturers, distributors and customers as to their progress in identifying and addressing problems that their computer systems may face in correctly processing date information as the year 2000 approaches and is reached. However, there can be no assurance that PIC will identify all such Year 2000 Problems in the computer systems of its suppliers, manufacturers, distributors or customers in advance of their occurrence or that they will be able to successfully rectify any problems that are discovered. The expenses of PIC's efforts to identify and address such problems, or the expenses or liabilities to which PIC may become subject as a result of such problems, are not expected to have a material adverse effect on PIC's business, operating results, financial position and cash flows. In addition, the purchasing patterns of existing and potential customers may be affected by the Year 2000 Problem, which could cause fluctuations in PIC's sales volumes.

EFFECTS OF PREFERRED STOCK ON THE RIGHTS OF COMMON STOCK

     PIC's Board of Directors is authorized to issue, without stockholder approval, up to 50,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that may be superior to those of the PIC Common Stock and that could adversely effect the voting power or other rights of the holders of PIC Common Stock. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of PIC, which may not be in the best interests of certain of its stockholders. PIC has no present plans to issue shares of Preferred Stock. However, there is no assurance that the issuance of Preferred Stock will not have a material adverse effect on the market value of PIC Common Stock in the future. See "MARKET PRICE OF AND DIVIDENDS ON PIC'S COMMON EQUITY."

RESIDUAL LIABILITY

     The shareholders of EPL may have certain residual liabilities after the Transaction. The shareholders of EPL may be liable under Section 2009 of the California Corporations Code to the remaining unsatisfied creditors of EPL, if any, following the Dissolution. Under Section 2009, suit may be brought in the name of EPL to enforce any outstanding debts or liabilities against any or all of the EPL shareholders by any one or more unsatisfied creditors of EPL. The EPL shareholders may be required to return their respective ratable shares of the amount needed to pay the debts and liabilities of EPL pursuant to Section 2009. The liability of an EPL shareholder under Section 2009 is limited to the value of the property each shareholder receives in connection with the Dissolution. See "THE TRANSACTION."

                              EPL SPECIAL MEETING

     This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies from shareholders of EPL by the EPL Board for use at the EPL Special Meeting. At the EPL Special Meeting, shareholders of EPL will consider, vote upon and give their written consent to a proposal to approve the Transaction and transact such other business as may properly come before the EPL Special Meeting.

TIME, DATE AND PLACE

     The EPL Special Meeting will be held at 7:30 p.m., local time, on, August 3, 1998, at the Atrium Hotel (formerly The Airporter), located at 18700 MacArthur Blvd., Irvine, California 92612.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Only shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the EPL Special Meeting. As of the close of business on the Record Date, there were six million six hundred eighty-six thousand seventy (6,686,070) shares of EPL Common Stock issued and outstanding held by two hundred ninety-one (291) holders of record. Holders of EPL Common Stock on the Record Date are entitled to one vote per share on each matter considered and voted on at the EPL Special Meeting.

     The presence in person or by proxy of the holders of a majority of the shares of EPL Common Stock issued and outstanding on the Record Date is necessary to constitute a quorum at the EPL Special Meeting. The affirmative vote of the holders of a majority of the EPL Common Stock entitled to vote at the EPL Special Meeting is necessary to approve the Transaction. Abstentions will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the EPL Special Meeting. Abstentions with respect to the proposal to approve the Transaction will count as votes against such proposal at the EPL Special Meeting.

     As of the Record Date, directors and executive officers of EPL beneficially owned in the aggregate three million nine hundred two thousand five hundred thirty-five (3,902,535) shares of EPL Common Stock (or approximately 58% of the issued and outstanding EPL Common Stock). Each of the directors and executive officers of EPL has advised EPL that he intends to vote his or her shares of EPL Common Stock to approve the Transaction.

RECOMMENDATION OF THE EPL BOARD OF DIRECTORS

     The EPL Board has determined that the Transaction is in the best interests of EPL and its shareholders and has unanimously approved the Transaction. Accordingly, the EPL Board unanimously recommends that the shareholders of EPL vote FOR approval of the Transaction.

PROXIES

     The proxy accompanying this Proxy Statement/Prospectus is solicited on behalf of the EPL Board for use at the EPL Special Meeting. All shares of EPL Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted against approval of the Transaction and, in the discretion of the proxy holder, voted for any other matter which may properly come before the EPL Special Meeting.

     An EPL shareholder who has given a proxy may revoke it at any time prior to its exercise at the EPL Special Meeting by (i) giving written notice of revocation to the Secretary of EPL, (ii) properly submitting to EPL a duly executed proxy bearing a later date, or (iii) voting in person at the EPL Special Meeting. All written notices of revocation and other communications with respect to revocation of proxies should be addressed to EPL as follows:
EPL Pro-Long, Inc., 245 Fischer Avenue, Suite A-1, Costa Mesa, California
92626, Attention: Michael R. Davis, President. A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy unless, before the shares are voted, notice of such death or incapacity is filed with EPL's Secretary or other person responsible for tabulating votes on behalf of EPL.

     All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement/Prospectus, will be borne by EPL. In addition to solicitation by use of the mails, proxies may be solicited by directors and officers of EPL in person or by telephone, telegram, facsimile transmission or other means of communication. Such directors and officers will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

                                THE TRANSACTION

     The following is a summary of the material features of the proposed Transaction. This description does not purport to be complete and is qualified in its entirety by reference to the Annexes hereto, including the Agreement, a copy of which is set forth in Annex A to this Proxy Statement/Prospectus and incorporated herein by reference, and the EPL Plan of Dissolution, a copy of which is set forth in Annex B to this Proxy Statement/Prospectus and incorporated herein by reference. All EPL shareholders are urged to read the Annexes in their entirety.

GENERAL

     The Agreement provides that PIC will purchase the Assets and assume the Assumed Liabilities and, in consideration thereof, issue and deliver to EPL at the Closing (as defined in the Agreement) one certificate representing two million nine hundred ninety-three thousand thirty-five (2,993,035) shares of PIC Common Stock. The Transaction is intended to qualify as a tax-free reorganization under Sections 368(a)(1)(C) and (a)(2)(G) of the Code and, accordingly, EPL will be required to consummate the Dissolution following consummation of the Acquisition. Pursuant to the Dissolution, EPL will distribute all of its assets, including the shares of PIC Common Stock issued to EPL pursuant to the Agreement, to its shareholders.

TERMS OF THE AGREEMENT

     Consideration. On the Closing Date PIC shall deliver to EPL one certificate representing two million nine hundred ninety-three thousand thirty-five (2,993,035) shares of PIC Common Stock.

     Conditions to Each Party's Obligation to Effect the Acquisition. The obligations of EPL and PIC to consummate the Acquisition shall be subject to the fulfillment at or prior to the Closing of certain conditions, including: (a) there shall be no suit, investigation, action or proceeding challenging the transactions contemplated by the Agreement; (b) the Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect nor any proceedings for such purpose or under the proxy rules shall be pending, and all applicable state securities laws shall have been complied with, and no stop order suspending the effectiveness of any qualification or registration of the PIC Common Stock under such state securities laws shall be issued and pending or threatened by the authorities of any such state; and (c) the Closing of the Transaction contemplated by the Agreement shall have taken place on or before December 31, 1998.

     Conditions to PIC's Obligation to Effect the Acquisition. The obligations of PIC under the Agreement are further subject to the satisfaction at or prior to Closing of certain additional conditions, including: (a) the Purchased Assets (as defined in the Agreement) shall be free and clear of all liens and encumbrances, except liens and encumbrances specifically disclosed on the schedules thereto and specifically assumed by PIC; (b) the representations and warranties of EPL in the Agreement and the EPL Ancillary Documents (as defined in the Agreement) shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such date and EPL shall have performed and complied with all covenants, obligations and conditions of the Agreement required to be performed and complied with by it;
(c) EPL shall have
delivered to PIC the opinion of its legal counsel addressed to PIC on and as of the Closing Date with respect to certain corporate matters; (d) the Transaction shall have been duly authorized by the shareholders of EPL; (e) PIC shall be provided with an officer's certificate executed by the President of EPL as to certain factual matters; (f) by voting in favor of the Transaction, the EPL shareholders shall have agreed that the PIC Common Stock to be received at the Closing shall be subject to the transfer restriction in the form attached thereto as Exhibit D (the "Transfer Restriction"); (g) EPL shall have furnished PIC with a certificate executed by the Secretary of EPL with respect to certain corporate matters; (h) EPL shall have delivered to PIC tax clearance certificates with respect to EPL issued by the appropriate tax authorities of the State of California, with dates reasonably close to the Closing Date; (i) except as disclosed to PIC in the schedules or exhibits to the Agreement, no material adverse condition shall exist with respect to the financial condition, assets, properties, goodwill, earnings or business of EPL; (j) all requisite corporate and other action in order to consummate the transactions contemplated by the Agreement shall have been taken by EPL and its shareholders; (k) EPL shall have received consents and waivers of rights to terminate or modify rights or obligations of EPL from any person from whom such consent or waiver is required under any material instrument or agreement being assumed by PIC, or who, as a result of the Agreement, would have such rights to terminate or modify such instruments or agreements either by the terms of any material contract, lease or agreement, or as a matter of law; (l) the consummation of the transactions contemplated by the Agreement shall not violate any applicable federal or state securities law with respect to the offering and the issuance of the PIC Common Stock; (m) EPL and PSL shall have entered into an Amendment to Exclusive License Agreement, amending the terms of the Exclusive License Agreement dated November 10, 1993, by and between EPL and PSL; (n) EPL shall not have received notice of an adverse judgment regarding the outcome of the litigation set forth in Schedule 6.13 attached thereto; (o) the aggregate number of shares of EPL Common Stock owned by EPL shareholders that have demanded that EPL purchase their shares under Chapter 13 shall not constitute more than 5% of all shares of EPL Common Stock outstanding immediately prior to the Closing Date; (p) EPL shall have furnished PIC with a termination statement duly executed by Edward E. Jay that fully releases his security interest in any properties of EPL; and (q) EPL and Michael R. Davis, President of EPL, shall have entered into a Cancellation Agreement, in the form attached thereto as Exhibit F, that provides for the cancellation of seven hundred thousand (700,000) shares of EPL Common Stock held by Michael R. Davis in consideration for PIC entering into the Agreement.

     Conditions to EPL's Obligation to Effect the Acquisition. The obligations of EPL under the Agreement are further subject to the satisfaction at or prior to the Closing of certain additional conditions, including: (a) the representations and warranties of PIC in the Agreement and the PIC Ancillary Documents (as defined in the Agreement) shall be true in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date and that PIC shall have performed and complied in all material respects with all covenants, obligations and conditions of the Agreement required to be performed and complied with by it; (b) PIC shall have delivered to EPL the opinion of its legal counsel, addressed to EPL, on and as of the Closing Date with respect to certain corporate matters; and (c) EPL shall be provided with an officer's certificate executed by the President of PIC as to certain factual matters.

     Amendment. The Agreement may be amended by mutual agreement of the parties thereto. Any amendment to the Agreement must be in writing and signed by the parties to the Agreement.

     Termination. Either party shall be entitled to terminate the Agreement at any time after December 31, 1998 if by that date the conditions precedent to the terminating party's obligations to proceed to the Closing set forth above have not been satisfied or properly waived. In the event of such termination, other than due to a breach or default of a party, the Agreement shall terminate and neither party shall have any liability to the other under the Agreement, except for PIC's and EPL's obligations of confidentiality. In the event of such termination due to breach or default of either party, the nonbreaching party shall have all rights and remedies available at law or in equity.

     Fees and Expenses. EPL will bear 100% of any federal, state and local income taxes and franchise taxes arising in connection with the Transaction.
All other costs and expenses will be borne by the party incurring such costs and expenses.

     Indemnification. Under the Agreement, and subject to the limitations listed below, prior to the liquidation of EPL's assets pursuant to the EPL Plan of Dissolution EPL is required to defend, indemnify and hold PIC, its officers, directors, employees and Affiliated Persons (as defined in the Agreement) from and against any and all losses, claims, judgments, liabilities, demands, charges, suits, penalties, costs or expenses, including court costs and attorneys' fees ("Claims and Liabilities") with respect to or arising from (a) the breach of any warranty or any inaccuracy of any representation made by EPL; or (b) the breach of any covenant or agreement made by EPL in the Agreement or the EPL Ancillary Documents.

     Anything to the contrary notwithstanding, (i) the obligation of EPL shall be limited solely to the agreements, representations or warranties made by EPL;
(ii) PIC shall not be indemnified and held harmless in respect of any Claims and Liabilities which are covered by insurance owned by EPL and assigned to PIC to the extent that any net loss is reduced by such insurance; (iii) PIC shall not be indemnified and held harmless in respect of any liability or claim that does not exceed an individual indemnification deductible of twenty-five thousand dollars ($25,000) in amount unless and until the total of all Claims and Liabilities covered by indemnification under this section exceeds the aggregate indemnification deductible of one hundred fifty thousand dollars ($150,000), at which point all Claims and Liabilities (including amounts less than twenty-five thousand dollars ($25,000)) are covered; and (iv) the liability of EPL shall be limited to an aggregate amount equal to the value of the PIC Common Stock received by EPL.

     Under the Agreement, PIC is required to defend, indemnify and hold harmless EPL, its officers, directors, employees and shareholders against and in respect to all claims and liabilities with respect to or arising from (a) the breach of any warranty or any inaccuracy of any representation made by PIC; or (b) the breach of any covenant or agreement made by PIC in the Agreement or the PIC Ancillary Documents.

THE DISSOLUTION

     The Transaction is intended to qualify as a tax-free reorganization under Sections 368(a)(1)(C) and (a)(2)(G) of the Code. In order to so qualify, among other things, "substantially all of the properties" of EPL must be transferred to PIC and EPL must be liquidated and dissolved in pursuance of the plan of reorganization. Therefore, the Dissolution pursuant to the EPL Plan of Dissolution is an integral part of the Transaction.

     The EPL Plan of Dissolution provides for (i) the sale and liquidation of EPL's assets, (ii) payment of certain liabilities (which will occur at the closing of the Acquisition with respect to such items as payment of transactional expenses, and all other amounts which are then due) and (iii) a liquidating distribution to the EPL shareholders of the PIC Common Stock to be received by EPL pursuant to the Agreement and any other EPL assets not acquired by PIC. Liquidating distributions to EPL's shareholders and formal dissolution under applicable corporate statutes will occur as soon as possible, and in any event within six (6) months of the Closing.

REASONS FOR THE TRANSACTION

     EPL. EPL was organized in 1988 under the laws of the State of California for the purpose of acquiring, developing and marketing lubricants and formulations to create a wide variety of lubricant products with superior friction fighting characteristics. From its inception until mid-1993, EPL, using the tradename Prolong, developed a number of high performance lubrication products based on a patented extreme pressure lubricant additive for use in metal lubrication commonly referred to as anti-friction metal treatment. During this time, EPL incurred substantial organizational and research and development costs associated with the development of its products, and also incurred substantial legal fees arising from civil litigation brought by EPL against certain of its shareholders.

     In an effort to protect the investments of the shareholders of EPL, EPL licensed the use of the Prolong name and other proprietary technology to PSL in November 1993 pursuant to an exclusive licensing arrangement with PSL (hereinafter the "License Agreement"). The License Agreement provides for a three and one-half percent (3.5%) royalty to be paid to EPL by PSL on gross revenue derived by PSL using the Prolong name and proprietary technology. The License Agreement provides that it shall remain in effect so long as PSL does not commit a material breach thereunder.

     In early 1997, discussions between EPL and PIC (PSL's parent corporation) began relating to the sale of the assets of EPL to PIC. The EPL Board considered PIC's interest in acquiring EPL and EPL's prospects as an independent entity. The EPL Board noted that PIC had available to it substantial capital resources to continue the development and marketing of EPL's performance lubrication products. Commencing in approximately November 1997, representatives of EPL and PIC negotiated a proposed form of acquisition agreement. On January 12, 1998, the EPL Board met and reviewed, among other things, a draft form of acquisition agreement between PIC and EPL. In addition, the executives of PIC provided the EPL Board with financial information about PIC including stock price information. During this period of discussions and negotiations between EPL and PIC, neither company considered any merger, acquisition or joint venture opportunities with others in the lubricant products industry.

     At a meeting of the EPL Board on January 12, 1998, the EPL Board discussed the merits and fairness of the Transaction. The EPL Board determined that the Transaction was in the best interests of the shareholders of EPL and voted to approve the Transaction. In making its determination, the EPL Board considered a number of factors including the following (none of which was assigned any relative weight): (a) EPL's historical and projected results of operations and financial condition and business prospects; (b) PIC's historical results of operations and financial condition and business prospects; (c) the desirability of providing access to the public securities markets to EPL's shareholders; (d) the current trading price of PIC Common Stock and the risk that such trading price could drop prior to the consummation of the Transaction, thereby reducing the value of the consideration paid to

EPL; and (e) the alternative of EPL retaining its assets and distributing its net income from royalties to its shareholders as dividends and the possibility that EPL and its shareholders could derive greater long-term value from such alternative.

BASED ON THE FOREGOING, THE EPL BOARD HAS DETERMINED THAT THE TRANSACTION IS IN THE BEST INTERESTS OF EPL AND ITS SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. ACCORDINGLY, THE EPL BOARD UNANIMOUSLY RECOMMENDS THAT EPL'S SHAREHOLDERS VOTE "FOR" APPROVAL OF THE TRANSACTION.

     PIC. At a meeting of the PIC Board on January 12, 1998, the PIC Board discussed the merits of the Transaction. The PIC Board determined that the Transaction was in the best interests of the shareholders of PIC and voted unanimously to approve the Transaction. In making its determination, the PIC Board considered a number of factors including the following (none of which was assigned any relative weight): (a) the potential benefits of owning the AFMT patent, the "Prolong" name and other proprietary information which PIC currently licenses from EPL, including the opportunity to lower overall selling costs by eliminating the payment of royalties to EPL under the AFMT license agreement;
(b) the possibility that there will be future claims made by individuals or entities contesting the ownership or alleging infringement of the AFMT patent;
(c) the risk that the market value of PIC Common Stock could increase prior to the consummation of the Transaction, thereby increasing the value of the consideration paid to EPL; and (d) the potential appreciation in the market value of PIC Common Stock following the Closing of the Transaction.


DESCRIPTION OF PIC'S SECURITIES TO BE REGISTERED

    The capital stock which PIC is registering consists of 2,993,035 shares of PIC Common Stock, par value $0.001 per share. As of June 30, 1998, PIC had 25,464,500 shares of PIC Common Stock issued and outstanding.

     Each of the holders of record of PIC Common Stock is entitled to one (l) vote per share thereof in the election of PIC's directors and all other matters submitted to each such holder for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by PIC's Board from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution. There are no cumulative voting rights with respect to the election of PIC's directors, and no conversion rights or sinking fund provisions applicable to its capital stock.

REGULATORY APPROVALS

     Other than the filing with the Commission of the Registration Statement and this Proxy Statement/Prospectus and compliance with applicable state securities laws and regulations, PIC and EPL are not aware of any federal, state or foreign regulatory requirements that must be complied with or approvals that must be obtained in connection with the Transaction.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     In considering the Transaction contemplated by the Agreement, shareholders of EPL should be aware that Gary C. Wykidal, legal counsel to EPL in connection with the Transaction, is also a shareholder of EPL. As of June 30, 1998, Mr. Wykidal held 50,000 shares of EPL Common Stock.

ACCOUNTING TREATMENT

     For financial reporting purposes, the Acquisition will be accounted for by PIC using the purchase method of accounting in accordance with generally accepted accounting principles. Accordingly, the purchase price will be allocated to the assets and liabilities of EPL acquired based on their estimated fair values as of the date on which the Acquisition is consummated with the excess of cost over the net assets acquired being allocated to goodwill.

FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of the material federal income tax consequences of the Transaction to EPL shareholders who are individuals and citizens and residents of the United States of America and who hold their shares of EPL Common Stock as capital assets. The discussion is based upon the Code, Treasury Regulations, rulings of the IRS and administrative and judicial decisions in effect as of the date hereof. All are subject to change and any such changes may have retroactive effect. Neither PIC nor EPL has requested the IRS to issue a ruling with respect to whether the Transaction qualifies as a reorganization under Sections 368(a)(1)(C) and (a)(2)(G) of the Code. Accordingly, the treatment of the Transaction as a C-Reorganization may be challenged by the IRS on audit. See "RISK FACTORS -- Federal Income Tax Risks Relating to the Transaction."

     Based upon the foregoing, and subject to the qualifications set forth therein, EPL and PIC have received an opinion from Gary C. Wykidal & Associates ("GCWA") stating, subject to significant conditions, assumptions and reservations, that the Transaction will qualify as a "reorganization" described by Sections 368(a)(1)(C) and (a)(2)(G) of the Code. GCWA's opinion was based on the following significant assumptions and representations, each of which serve as a condition to the validity of the opinion: (a) EPL will transfer to PIC (i) assets having a value of at least seventy percent (70%) of the fair market value of EPL's total assets, (ii) assets having a value of at least ninety percent (90%) of the fair market value of EPL's net assets, and (iii) assets having a net value of at least ninety percent (90%) of the fair market value of EPL's net assets; (b) none of the shares of PIC Common Stock issued to EPL will be given as consideration for services of any employee of EPL; (c) as soon as practicable after the receipt of the PIC Common Stock, EPL will distribute the PIC Common Stock on a pro rata basis to each EPL shareholder; and (d) following the Closing, EPL will cease to conduct business and dissolve. Further, GCWA's opinion is reserved to the extent that neither PIC nor EPL sought a ruling from the IRS with respect to the qualification of the Transaction as a reorganization under the Code and the IRS may challenge such characterization at a future date.

     Qualification of the Transaction as a "reorganization" will have the following consequences:

     1. EPL shareholders will not be required to recognize federal taxable income or gain with respect to the receipt of PIC Common Stock in exchange for the shares of EPL Common Stock surrendered. Further, EPL shareholders will not be entitled to deduct for federal income tax purposes any loss realized in the exchange.

     2. Upon the liquidation of EPL and the distribution of property other than PIC Common Stock (including any cash distributed in lieu of fractional shares of PIC Common Stock) to the EPL shareholders, each EPL shareholder will recognize income for federal income tax purposes in an amount equal to the lesser of (i) the fair market value of the property, including any cash distributed in lieu of fractional shares of stock but not including shares of PIC Common Stock, distributed to him or her, and (ii) the gain realized by the shareholder in the Transaction.

     3. The aggregate tax basis of the shares of PIC Common Stock received by the EPL shareholders in the Transaction will be the same as the aggregate tax basis of the EPL Common Stock surrendered in exchange therefore, decreased by the fair market value of any other property or money received in the Transaction and any loss recognized by the EPL shareholders in the Transaction, and increased by any gain recognized by the EPL shareholders in the Transaction.

     4. The holding period of the PIC Common Stock received by the EPL shareholders in the Transaction will include the period for which the EPL Common Stock surrendered in exchange therefor was held.

     5. EPL will not be required to recognize federal taxable income or gain with respect to the receipt of PIC Common Stock in exchange for substantially all of its assets. Further, EPL will not be entitled to deduct for federal income tax purposes any loss realized in the exchange.

     6. Upon the liquidation of EPL and the distribution of property other than PIC Common Stock to the EPL shareholders, EPL will recognize income for federal income tax purposes in an amount equal to the excess of the fair market value of the property over its adjusted tax basis.

     A successful IRS challenge to the reorganization status of the Transaction would result in the holders of EPL Common Stock recognizing gain or loss with respect to each share of EPL Common Stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the date of the liquidating distribution, of the shares of PIC Common Stock received in exchange therefor. In such event, a shareholder's holding period for such stock would begin the day after the liquidating distribution. In addition, EPL would recognize gain or loss on the Transaction equal to the difference between EPL's basis in the assets transferred and the fair market value, as of the date of the Transaction, of the shares of PIC Common Stock received in exchange therefor.

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION AS TO WHETHER EPL SHAREHOLDERS SHOULD VOTE IN FAVOR OF THE TRANSACTION. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR

EPL SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER FEDERAL INCOME TAX LAWS SUCH AS FINANCIAL INSTITUTIONS, TAX EXEMPT ENTITIES AND RETIREMENT PLANS AND DOES NOT ADDRESS ANY CONSEQUENCES ARISING UNDER THE TAX AND OTHER LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. EPL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE TRANSACTION TO THEM.

OPINION OF EPL'S FINANCIAL ADVISOR

     NACP has acted as financial advisor to EPL in connection with the Transaction. As part of its role as financial advisor to EPL, NACP was engaged to render to the EPL Board an opinion as to the fairness of the financial terms of the Acquisition to the shareholders of EPL. On April 27, 1998, NACP rendered a written opinion that, as of that date, and subject to certain assumptions, factors and limitations set forth in such opinion as described below, the financial terms of the Acquisition are fair to EPL's shareholders.

     THE FULL TEXT OF THE WRITTEN OPINION OF NACP, DATED APRIL 27, 1998, WHICH SETS FORTH ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY NACP, IS ATTACHED AS ANNEX C TO THIS PROXY STATEMENT/PROSPECTUS. NACP HAS CONSENTED TO THE USE OF ITS WRITTEN OPINION IN CONNECTION WITH THIS PROXY STATEMENT/PROSPECTUS. EPL SHAREHOLDERS ARE URGED TO READ SUCH WRITTEN OPINION CAREFULLY IN ITS ENTIRETY.

     No limitations were imposed by the EPL Board on the scope of NACP's investigation or the procedures to be followed by NACP in rendering its opinion. NACP was not requested to and did not make any recommendation to the EPL Board as to the form or amount of consideration to be offered to EPL in the Acquisition, which was determined through arm's-length negotiations between EPL and PIC. In arriving at its opinion, NACP did not ascribe a specific range of value to EPL, but made its determination as to the fairness, from a financial point of view, of the terms of the Acquisition on the basis of financial and comparative analyses described below. NACP's opinion is for the use and benefit of the EPL Board and does not constitute a recommendation to any EPL shareholder as to how such shareholder should vote with respect to the Transaction at the EPL Special Meeting. NACP was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision of the EPL Board to proceed with or effect the Acquisition.

     In connection with its opinion, the scope of NACP's analysis included, but was not limited to, the following: (i) review of the Agreement and other related acquisition documents (collectively, the "Acquisition Agreements"); (ii) discussions with PIC and EPL's respective management regarding such corporation's history, structure, products, markets, competition and prospects for the future; (iii) examination of all available documentation relating to PIC and EPL, respectively, their assets, operations and financial results including PIC's audited financial statements and EPL's unaudited financial statements for the fiscal years ended December 31, 1995, 1996 and 1997, respectively, and PIC's 1997 Annual Report on Form 10-K; (iv) review of certain estimates of cost savings, synergistic and other combination benefits; (v) review of the pro forma financial impact of the Acquisition on each of PIC and EPL; (vi) review and comparison, with PIC and EPL, respectively, of certain publicly available financial information and stock market data of other similar publicly traded companies; (vii) review and comparison, with the Acquisition of the financial terms of certain recent acquisitions of similar companies; (ix) review and analysis of historical market prices and trading activity for shares of PIC Common Stock; and (x) preparation of such other studies, analyses, inquiries and investigations as NACP deemed appropriate.

     In evaluating the cost savings, synergistic and other combination benefits, NACP relied on the following analysis. EPL is a holding company which owns certain intellectual property. Its sole source of revenue is the royalty payment due from PIC which licenses its property, and there are virtually no operations or costs other than some very minor administrative and accounting functions. First, by combining the two entities, the combined company's cash flow will increase due to cessation of the 3.5% gross revenue royalty payment. This will provide better overall liquidity for the post-acquisition company. Second, there will be an elimination of some minor accounting and administrative fees, but which are less than $30,000 per year. Lastly, there are some intangible benefits to the post-acquisition company, although not quantifiable, by owning versus licensing the intellectual property. For example, the capital markets may more favorably perceive the post-acquisition company in that it is no longer vulnerable to an outside party for its core technology. That is, the post-acquisition company will no longer be subject to the possible default provisions contained within the License Agreement. Beyond this, there is a general perception that combining two entities creates a "cleaner" company that is easier to manage, finance, and which is more favorably perceived by outside investors.

     In arriving at its opinion, NACP relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed the accuracy and completeness thereof in all material respects. In that regard, NACP assumed, with the consent of EPL, that the financial forecasts prepared by EPL and PIC, including without limitation, the synergies resulting from the Acquisition, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of each company and that such forecasts will be realized in all material respects in the amounts and at the times contemplated thereby. NACP did not make an independent evaluation or appraisal of the assets and liabilities of EPL or PIC or any of their respective subsidiaries and NACP was not furnished with any such evaluation or appraisal. NACP's advisory services and opinion were provided for the information and assistance of the EPL Board in connection with its consideration of the Acquisition.

     NACP does not express any opinion as to the price at which the PIC Common Stock to be distributed to EPL's shareholders will trade if and when it is issued. The following is a summary of certain of the financial analyses used by NACP in connection with providing its written opinion.

     (1) Selected Companies Analysis. NACP reviewed certain financial information, ratios and public market multiples for two (2) publicly-traded corporations: WD-40 Company and Quaker Chemical Corporation (collectively, the "Selected Companies"). NACP conducted an extensive review of several companies operating in the lubricant industry, and the Selected Companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to PIC's operations. NACP calculated and compared various financial multiples and ratios. With respect to the Selected Companies, NACP considered levered market capitalization (i.e., market value of common equity plus estimated market value of debt) as a multiple of latest trailing twelve month earnings before interest, taxes, depreciation and amortization ("EBITDA"), and trailing twelve month earnings before interest and taxes ("EBIT"). Furthermore, NACP considered stock price as a multiple of latest trailing twelve months earnings per share ("EPS") and stock price as a multiple of latest trailing twelve month gross cash flow. The levered market capitalizations were based on closing stock prices as of April 27, 1998 for both Selected Companies and balance sheet data as of February 28, 1998 (unaudited) for WD-40 Company and December 31, 1997 for Quaker Chemical Corporation. April 27, 1998 represented the most recent closing stock prices and February 28, 1998 and December 31, 1997 represented the most recent available balance sheet information for the Selected Companies at the time the analysis was performed. The EBITDA and EBIT multiples for each of the Selected Companies were based on NACP research as of April 27, 1998. The price/earnings ("P/E") multiples and price/gross cash flow multiples were based on stock prices as of April 27, 1998. NACP's analysis of the Selected Companies indicated levered market capitalization multiples of EBITDA ranging from 7.5x to 12.1x with a mean of 9.8x and market capitalization multiples of EBIT ranging from 10.5x to 12.8x with a mean of 11.7x. The analysis also indicated for the Selected Companies P/E multiples, which ranged from 13.8x to 20.5x with a mean of 17.5x, and price to gross cash flow multiples, which ranged from 8.8x to 18.6x with a mean of 13.7x. These multiples were then adjusted for differences and similarities between the companies and applied to the PIC pro forma results as of December 31, 1997. The analysis indicated a value range for the EPL share of post-Acquisition PIC (10.5%) of $5.3 million to $6.7 million with a mean of $6.0 million.

     (2) Selected Transactions Analysis. NACP analyzed certain information relating to two (2) transactions in the lubricant industry, or more specifically, to transactions falling within SIC codes 2992, 2911, 2899 and 2842 occurring over the past 36 months (listed by acquirer/target): (1) Milastar Corporation/New England Metal Treating, Inc. and, (2) Specialty Chemical Resources, Inc./Hysan Corporation (collectively, the "Selected Transactions"). The search yielded no companies with a primary SIC code of 2992 (i.e., establishments primarily engaged in blending, compounding, and refining lubricating oils and greases from purchased mineral, animal, and vegetable materials). The only SIC code that provided a match was that of SIC code 2899 (i.e., establishments primarily engaged in manufacturing miscellaneous chemical preparations...sizes, bluing, laundry sours, writing and stamp pad ink, industrial compounds...metal, oil, and water treating compounds, water treating compounds and chemical supplies for foundries). Based upon the criteria described within the analysis, and an evaluation of the companies, it was the judgement of NACP that the Selected Transaction companies were sufficiently dissimilar to the activities and financial characteristics of PIC so as to justify rejecting the approach.

     (3) Discounted Cash Flow Analysis of EPL. NACP was provided with a discounted cash flow analysis prepared by EPL's management wherein the present value of EPL's projected net free cash flow was determined by discounting those cash flows by a rate of return that was considered to be commensurate with the inherent risk within the business. NACP performed an independent review of this analysis and found that it assumed that EPL's sole source of revenue was expected to arise from the 3.5% royalty payment due from PIC under the terms of the license agreement. The analysis began by considering revenue projections for PIC through the year 2002 which were incorporated into an income statement projection over the same period. The projected income statement was normalized (i.e., adjusted for extraordinary and non-operating items) to represent the expected future net income after taxes and net free cash flow. The analysis calculated the net present value of the cash flows of EPL as of January 1, 1998 using discount rates from 21.1% to 27.1% based upon various assumptions underlying the forecast. The discount rate was determined using the build-up method which incorporates the financial theory of the Capital Asset Pricing Model and is based upon determining a risk-free rate and adding to it various premia to reflect market and company specific risk. This rate is then incorporated into a weighted average cost of capital analysis and is contrast against expected internal rates of return for EPL as well as for other companies in the specialty lubricant industry. The terminal values of EPL were calculated at year-end 2002 using a capitalization rate which is the discount rate derived above minus an expected long-term growth rate of 5.0%. The terminal values were then discounted to present value as of January 1, 1998 using the discount rates above. This analysis indicated a range of values for EPL between $5.8 million and $6.7 million. NACP was informed that this analysis provided the basis for negotiating the Acquisition. NACP then performed an independent analysis of EPL's projected net free cash flow and found a similar range of values.

     (4) Discounted Cash Flow Analysis of Post-Acquisition PIC. NACP performed a discounted cash flow analysis of the pro forma projected net free cash flow of post-Acquisition PIC. The analysis began by using PIC's projections through the year 2002 for revenue, expense and balance sheet accounts as they would be "as if" the Acquisition had occurred. NACP calculated the net present value of the cash flows as of January 1, 1998 using discount rates between 18.0% and 22.0%. The basis for determining after-tax net income, net free cash flow and the discount rates followed the methodology outlined in the prior section. NACP calculated the terminal values based on a capitalization rate using a projected steady growth rate of 5.0%. The terminal values were then discounted to present value as of January 1. 1998 using the discount rates above. This analysis indicated a range of values from $5.97 million to $9.1 million with a mean value of $7.4 million for the 10.5% share of PIC which EPL's shareholders will own post-Acquisition.

     (5) Historical Trading Analysis of PIC Common Stock. NACP performed a review and analysis of the historical market prices and trading activity for the shares of PIC Common Stock on April 27, 1998, the date of NACP's written opinion, and over various periods within 30, 60, 90, and 180 days preceding such date. NACP found that PIC Common Stock is reported on the OTC Bulletin Board and is traded by approximately 12 market makers with little or no research coverage. As such, it is relatively volatile and is subject to regulations regarding trading in penny stocks (i.e., those securities trading for less than $5.00 per share). On April 27, 1998, PIC Common Stock closed at a price of $2.625 and over the 30-day period preceding that date ranged in price from $2.56 to $3.38 with a mean price of $2.96 and a standard deviation of $0.22. For the period from January 2, 1998, the first trading day of the year, to April 27, 1998, PIC Common Stock ranged in price from $2.00 to $4.63 with a mean price of $3.04 and a standard deviation of $0.67 per share. NACP then examined the securities to be issued to EPL in the Acquisition and found that at the closing of the Acquisition, one certificate representing two million nine hundred ninety-three thousand thirty-five (2,993,035) shares of PIC Common Stock, $0.001 par value per share ("New Shares") will be delivered to EPL. Additionally, the New Shares will be subject to a transfer restriction whereby all PIC Common Stock received by EPL's shareholders in the Dissolution may not be sold, distributed, or otherwise disposed of for a period of 365 days following the date of the Acquisition without the prior written consent of PIC. NACP considered the price of PIC Common Stock as of the date of the written opinion and over the 30 days immediately preceding that date to be most relevant to the analysis. Considering this information along with the number of New Shares to be distributed, the analysis indicated a range of values between $7.9 million and $8.9 million for the EPL share in PIC.

NACP then applied a 30.0% discount based upon various studies to account for the 1 year restriction on resale. The analysis indicated an adjusted value range of $5.5 million to $6.2 million with a mean of $5.9 million.

     (6) Pro Forma Trading Analysis of PIC Common Stock. NACP performed a pro forma analysis of the financial impact of the Acquisition using earnings estimates for PIC prepared by its management for the fiscal year ending December 31, 1998. NACP compared the EPS of PIC Common Stock, on a stand-alone basis, to the EPS of the common stock of the combined companies on a pro forma basis and found no expected dilution. NACP performed this analysis based on an estimated P/E ratio of 25 times pro forma projected EPS of $0.19 per share to arrive at a price of $4.75. The P/E ratio was determined based upon an analysis of comparable public companies adjusted for the similarities and differences between those companies and PIC. NACP then applied a 30.0% discount to reflect the 1 year holding period restriction. The analysis indicated an adjusted value of approximately $10 million for the EPL share in PIC.

EPL DOES NOT, AS A MATTER OF COURSE, MAKE PUBLIC FORECASTS AS TO FUTURE SALES, EARNINGS OR OTHER RESULTS. THE FOLLOWING SUMMARY PROJECTIONS WERE PREPARED BY NACP IN CONNECTION WITH THE RENDERING OF ITS WRITTEN OPINION AND ARE PROVIDED FOR ILLUSTRATIVE PURPOSES ONLY. SUCH SUMMARY PROJECTIONS ARE INHERENTLY UNCERTAIN AND, THOUGH CONSIDERED REASONABLE BY THE MANAGEMENT OF EPL AND PIC, RESPECTIVELY, AS OF THE DATE HEREOF, ARE SUBJECT TO A WIDE VARIETY OF SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT PROJECTED RESULTS ARE INDICATIVE OF THE FUTURE PERFORMANCE OR THAT ACTUAL RESULTS WILL NOT BE MATERIALLY HIGHER OR LOWER THAN THOSE FORECASTED. INCLUSION OF THE SUMMARY PROJECTIONS IN THIS PROXY STATEMENT/PROSPECTUS SHOULD NOT BE REGARDED AS A REPRESENTATION BY ANY PERSON THAT THE PROJECTED RESULTS WILL BE ACHIEVED. NEITHER PIC'S INDEPENDENT AUDITORS, NOR ANY OTHER INDEPENDENT ACCOUNTANTS OR FINANCIAL ADVISORS, HAVE COMPILED, EXAMINED, OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE SUMMARY PROJECTIONS CONTAINED HEREIN, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY FORM OF ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, THE SUMMARY PROJECTIONS.


EPL- VALUATION SCENARIO ANALYSIS

Optimistic Forecast
                                                                                               Terminal
                                         1998      1999       2000         2001       2002       Year
                                       ------------------------------------------------------------------
Debt Free Net Cash Flow                $746,152  $959,059  $1,231,640  $1,580,286  $2,025,877  $2,127,171
Terminal Growth Rate Value     5.0%                                                $9,625,208
Present Value Factor           27.1%   0.8870    0.6980    0.5493      0.4322      0.3401
                                       ------------------------------------------------------
Present Values                         $661,895  $669,467  $  676,536  $  683,070  $3,962,534

Sum of Present Values                                                              $6,653,502
Less Interest Bearing Debt                                                         $0.0
Indicated Equity Value                                                             $6,653,502
---------------------------------------------------------------------------------------------------------
Conservative Forecast
                                                                                               Terminal
                                         1998      1999       2000         2001       2002       Year
                                       ------------------------------------------------------------------
Debt Free Net Cash Flow                $746,152  $842,142  $963,132    $1,008,556  $1,056,367  $1,109,186
Terminal Growth Rate Value     5.0%                                                $6,889,354
Present Value Factor           21.1%   0.9087    0.7506    0.6199      0.5119      0.4228
                                       ------------------------------------------------------
Present Values                         $678,096  $663,611  $597,042    $516,353    $3,359,451

Sum of Present Values                                                              $5,814,553
Less Interest Bearing Debt                                                         $0.0
Indicated Equity Value                                                             $5,814,553

PIC - DISCOUNTED CASH FLOW ANALYSIS

                                                                         FISCAL YEAR ENDING DECEMBER 31,
                                                ----------------------------------------------------------------------
                                       PRO FORMA                                                                          TERMINAL
ASSUMPTIONS/1/                          1997(1)        1998         1999          2000          2001           2002         YEAR
------------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT ASSUMPTIONS
Revenue Growth                              88.7%        50.0%         33.0%         25.0%         25.0%          15.0%         5.0%

Revenue                                $29,846.8    $44,770.2     $59,544.4     $74,430.4     $93,038.1     $106,993.8   $112,343.5
Net Income (%)                               8.1%        11.2%         11.9%         12.0%         12.0%          12.1%        12.3%

Net Income/2,3/                         $2,404.6     $5,036.6      $7,064.7      $8,894.9     $11,191.3      $12,913.8    $13,818.2

WORKING CAPITAL ASSUMPTIONS/4/
Avg. Current Assets                    $11,327.9    $16,291.9     $22,965.1     $32,271.1     $43,745.3      $57,052.2    $31,949.8
Avg. Current Liabilities                $3,043.3     $4,155.6      $4,532.1      $5,530.5      $6,702.7       $7,737.7     $4,012.0
Net Working Capital                     $8,284.6    $12,136.3     $18,433.1     $26,740.8     $37,042.7      $49,314.6    27,937. 8
Change in Net Working Capital          ($4,550.7)   ($3,851.7)    ($6,296.8)    ($8,307.7)   ($10,301.9)    ($12,271.9)   $21,376.7
CAPITAL EXPENDITURE ASSUMPTIONS
Capital Expenditures                        $1.0         $0.0          $0.0          $0.0          $0.0           $0.0         $1.0
Depreciation Expense                        $0.2       $492.5        $491.7        $433.5        $420.6         $410.7       $410.7

DISCOUNTED CASH FLOW ANALYSIS
Net Income                                           $5,036.6      $7,064.7      $8,894.9     $11,191.3      $12,913.8    $13,818.2
plus: After-tax Interest Expense (2)                      0.0           0.0           0.0           0.0            0.0          0.0
plus: Depreciation & Amort.                             492.5         491.7         433.5         420.6          410.7        410.7
GROSS CASH FLOW                                      $5,529.1      $7,556.4      $9,328.3     $11,611.9      $13,324.5    $14,229.0
Dec./(Inc.) in Working Capital                      ($3,851.7)    ($6,296.8)    ($8,307.7)   ($10,301.9)    ($12,271.9)   $21,376.7
Dec./(Inc.) in Capex                                      0.0           0.0           0.0           0.0            0.0         (1.0)

NET FREE CASH FLOW - DEBT FREE                       $1,677.4      $1,259.5      $1,020.7      $1,310.0       $1,052.6    $35,604.7

Terminal Growth Rate/Value/5/                5.0%                                                            231,199.3
Present Value Factor/6/                     20.4%      0.8306        0.6898        0.5730        0.4759         0.3952
Present Values                                       $1,393.2        $868.9        $584.8        $623.4      $91,796.7
Sum of Present Values                                                                                        $95,267.0
Less: Interest Bearing Debt/7/                                                                                    $0.0
Indicated Equity Value - Marketable, Minority Basis                                                          $95,267.0
Less: Discount for Lack of Marketability                                                                          30.0%
ADJUSTED EQUITY VALUE - NON-MARKETABLE, MINORITY BASIS                                                       $66,686.9

/1/ All data and assumptions provided by PIC management without further verification by NACP.
/2/ Reflects additional of after-tax interest expense; discounted cash flow analysis prepared on an invested capital, or debt-free basis.
/3/  Reflects combined state & federal tax rate of 40%.
/4/ Working capital assumption for years 2002 through terminal year have been developed as a percentage of sales based on historical rates.
/5/ Whereas sales growth is not expected to stabilize within the forecast period, we have assumed long-term growth of 5.0%.
/6/ Weighted average cost of capital of 20.4% assumes debt to equity ratio of 5%, cost of equity of 21.15%, cost of debt of 10.75% and tax rate of 40%.
/7/ PIC carries no interest bearing debt and is not expected to incur indebtedness during the forecast period. It is assumed that working capital & capital expenditures will be funded from gross cash flow as illustrated above.

ANALYSIS OF EPL PRO RATA SHARE
Pro Forma Weighted Shares Outstanding                                                                         28,501.1
EPL Stockholders' Interest in PIC                                                                              2,993.0
EPL Percentage Interest in PIC                                                                                    10.5%
Indicated Equity Value of PIC                                                                   $66,687
EPL Pro Rata Value in PIC - DCF Approach                                                         $7,003

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying NACP's written opinion. In arriving at its fairness determination, NACP considered the results of all such analyses. NACP reaches a single conclusion as to fairness based on its experience and professional judgment and its analysis as a whole. NACP does not, as part of its process, isolate the various analyses and reach separate conclusions with respect thereto. No company or transaction used in the above analyses as a comparison is directly comparable to PIC or EPL, or the contemplated Transaction. The analyses were prepared solely for purposes of NACP providing its opinion to the EPL Board as to the fairness of the terms of the Acquisition, from a financial point of view, to the shareholders of EPL and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, the companies, NACP or any other person assumes no responsibility if future results are materially different from those forecast.

     THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE ANALYSIS PERFORMED BY NACP AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO NACP'S WRITTEN OPINION ATTACHED AS ANNEX C TO THIS PROXY STATEMENT/PROSPECTUS.

     NACP, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private financing transactions and valuations for estate, corporate and other purposes. NACP professionals are members of the American Society of Appraisers and the Association for Investment Management and Research. EPL selected NACP as its financial advisor based, in part, on NACP's substantial experience in transactions similar to the proposed Acquisition and the cost of rendering the opinion initially quoted by NACP. NACP is familiar with the automotive aftermarket having provided certain investment banking services to other companies within that industry.

     Pursuant to a letter agreement dated April 14, 1998, (the "Engagement Letter"), EPL engaged NACP to render an opinion as to whether the terms of the proposed Acquisition are fair, from a financial point of view, to the holders of EPL Common Stock. Pursuant to the terms of the Engagement Letter, EPL has agreed to pay NACP a fee and has agreed to reimburse NACP for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its attorneys, and to indemnify NACP against certain liabilities, including, certain liabilities under the U.S. federal securities laws. Such fee is payable irrespective of whether the Acquisition is consummated.

DISSENTERS' RIGHTS

     General. If the Transaction is approved and consummated, dissenters' rights will be available to holders of EPL Common Stock who exercise such rights in accordance with Chapter 13. THE REQUIRED PROCEDURE SET FORTH IN CHAPTER 13 MUST BE FOLLOWED EXACTLY OR ANY DISSENTERS' RIGHTS MAY BE LOST. Pursuant to the terms of the Agreement, if greater than 5% of all shares of EPL Common Stock outstanding immediately prior to the date of the Closing demand that EPL purchase their respective shares under Chapter 13, PIC has the right to terminate the Agreement.

     The information set forth below is a general summary of dissenters' rights and is qualified in its entirety by reference to Chapter 13, a copy of which is attached hereto as Annex D. EPL shareholders should read Annex D in its entirety for more complete information concerning dissenters' rights.

     Each holder of shares of EPL Common Stock which were outstanding as of the Record Date who follows the procedures set forth in Chapter 13 and who does not vote in favor of the proposal to approve the Agreement will be entitled to demand the purchase of such holder's shares of EPL Common Stock for a cash purchase price equal to the fair market value of such holder's shares, so long as demands for such payment are properly and timely filed by such EPL shareholders. The fair market value of shares of EPL Common Stock will be determined as of February 10, 1998, the day before the public announcement of the Agreement, excluding any appreciation or depreciation as a consequence of the proposed Transaction, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

     In order to be entitled to exercise dissenters' rights, a shareholder of EPL must not vote in favor of the Agreement and the Transaction contemplated thereby. Thus, any shareholder who wishes to dissent and executes and returns a proxy in the accompanying form must specify that such holder's shares are to be voted "AGAINST" or to "ABSTAIN" on the proposal to approve the Agreement and the Transaction. If the shareholder returns a proxy with instructions to vote "FOR" the proposal to approve the Agreement and the Transaction the shareholder will lose its dissenters' rights. Any proxies returned by EPL shareholders without voting instructions will be voted "AGAINST" the proposal to approve the Agreement and the Transaction.

     If the Agreement and Transaction are approved by the EPL shareholders at the EPL Special Meeting, EPL shall mail to each shareholder who did not vote to approve the Agreement and the Transaction a notice of approval of such Agreement and Transaction (the "Notice") within ten (10) days after the date of such approval, accompanied by copies of Sections 1300 through 1304 of the CCC. The Notice shall state the price determined by EPL to represent the fair market value of the dissenting shares as of February 10, 1998 and a brief description of the procedure to be followed if the shareholder desires to exercise his or her dissenters' rights. Such statement of fair market value constitutes an offer by EPL to purchase at the price stated any dissenting shares.

     A shareholder of EPL electing to exercise dissenters' rights must make written demand upon EPL for the purchase of dissenting shares and payment to such shareholder in cash of their fair market value within thirty (30) days following the mailing of the Notice. The demand should specify the number of shares held of record by such shareholder which the shareholder demands to be purchased and a statement of what the shareholder claims to be the fair market value of those shares as of February 10, 1998, the day before the announcement of the proposed Transaction. Such statement of the fair market value of the shares of EPL Common Stock constitutes an offer by the shareholder to sell the shares at that price.

     Within thirty (30) days after the date on which the Notice is mailed, the dissenting shareholder must surrender to EPL, at its principal office, the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares of EPL Common Stock that are transferred prior to their submission for endorsement lose their status as dissenting shares.

     If EPL and the dissenting shareholder agree that the surrendered shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder will be entitled to the agreed price with interest thereon at the legal rate on judgments from the date of such agreement (set by law in California at 10% per annum). Subject to the restrictions imposed under the CCC on the ability of EPL to purchase its outstanding shares, payment of the fair market value of the dissenting shares shall be made within thirty (30) days after the amount thereof has been agreed upon or thirty (30) days after any statutory or contractual conditions to the Transaction have been satisfied, whichever is later, subject to the surrender of the certificates therefor, unless provided otherwise by agreement.

     If EPL denies that the shares surrendered are dissenting shares, or if EPL and the dissenting shareholder fail to agree upon a fair market value of such shares of EPL Common Stock, then the dissenting shareholder must, within six (6) months after the Notice is mailed, file a complaint in the superior court of the proper county requesting the court to make such determinations or intervene in any pending action brought by any other dissenting shareholder. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenter's rights will be lost. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value. Any such determination of the fair market value of any dissenting shares of EPL may be more than, less than or equal to the fair market value of the shares of EPL Common Stock as of the date of the EPL Special Meeting or as of the Closing of the Transaction.

     No dissenting shareholder who has elected to proceed under Chapter 13 may withdraw his or her dissent or demand for payment unless EPL consents to such withdrawal.

EPL'S SHAREHOLDERS WILL NOT HAVE DISSENTERS' RIGHTS UNLESS DEMANDS FOR PURCHASE AND PAYMENT ARE RECEIVED BY EPL ON OR PRIOR TO THE EXPIRATION OF THIRTY (30) DAYS FOLLOWING THE DATE OF THE MAILING OF THE NOTICE.

RESALES OF PIC COMMON STOCK

     There are important restrictions on the ability of the EPL shareholders to realize immediately the value of PIC Common Stock which they will receive in the Dissolution. IF THE TRANSACTION IS APPROVED BY A MAJORITY OF THE SHARES OF EPL COMMON STOCK, EACH SHAREHOLDER OF EPL IS AGREEING THAT ALL PIC COMMON STOCK TO BE RECEIVED BY EPL IN CONNECTION WITH THE ACQUISITION

AND BY EACH EPL SHAREHOLDER IN THE DISSOLUTION SHALL BE SUBJECT TO THE TRANSFER RESTRICTION SET FORTH AS EXHIBIT D TO THE AGREEMENT WHICH IS SET FORTH AS ANNEX A TO THE PROXY STATEMENT/PROSPECTUS (THE "TRANSFER RESTRICTION"). All PIC Common Stock shall be issued with a restrictive legend referencing the Transfer Restriction. The Transfer Restriction provides that, for a period of 365 days following the date of the Closing (as defined in the Agreement), each shareholder of EPL will not, without the prior written consent of PIC, directly or indirectly:

     [S]ell, offer to sell, solicit an offer to sell, contract or grant any option or warrant to sell (including, without limitation, any short sale), register, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise transfer or dispose of any shares of the capital stock of PIC, options or warrants to acquire shares of the capital stock of PIC, securities exchangeable or exercisable for or convertible into shares of the capital stock of PIC or any rights to purchase or acquire capital stock of PIC or enter into any hedging transaction that is likely to result in a transfer of capital stock of PIC currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by such shareholder, including capital stock which may be deemed to be beneficially owned by such shareholder in accordance with the rules and regulations of the Securities and Exchange Commission, otherwise than (i) as a bona fide gift or gifts, including, without limitation, transfers to beneficiaries or trusts for estate planning purposes, provided the donee or donees thereof agree in writing to be bound by the terms of this restriction and deliver a copy of such donee's assumption to PIC, or (ii) as a distribution to affiliates of such shareholder, if any, provided that distributees thereof agree in writing to be bound by the terms of this restriction and deliver a copy of such distributee's assumption to PIC, or publicly announce such shareholder's intention to do any of the foregoing.

     PIC has no present intent to waive such Transfer Restriction for EPL shareholders during the period of the Transfer Restriction. However, PIC reserves the right to grant consents on a case-by-case basis upon a bona fide demonstration by such requesting EPL shareholder of economic hardship and provided that the aggregate number of shares subject to requests for waiver of the Transfer Restriction would not have a material adverse effect on the trading volume of shares of PIC Common Stock.

     Subject to the one-year restriction on transferability imposed by the Transfer Restriction, shares of PIC Common Stock issued in connection with the Acquisition will be freely transferable under the Securities Act following the expiration of such one-year period, except for shares distributed to any shareholder in connection with the Dissolution who may be deemed to be an "affiliate" of EPL (which generally includes directors and executive officers of EPL, and beneficial owners of 10% or more of the EPL Common Stock) for purposes of Rule 145 under the Securities Act as of the date of the EPL Special Meeting. Such affiliates may not sell shares of PIC Common Stock received in connection with the Dissolution except (i) pursuant to an effective registration statement under the Securities Act, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, or (iii) pursuant to Rule 144 under the Securities Act in accordance with the volume and manner of sale restrictions set forth therein. PIC may place restrictive legends on certificates representing PIC Common Stock received by all persons for a period of one year following the Dissolution. PIC may place additional restrictive legends on certificates of PIC Common Stock received by all persons who are deemed to be "affiliates" of EPL under Rule 145. This Proxy Statement/Prospectus does not cover resales of PIC Common Stock.

                         UNAUDITED PRO FORMA COMBINED

                        CONDENSED FINANCIAL STATEMENTS


         The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Acquisition had been consummated, nor is it necessarily indicative of future operating results or financial position. The unaudited pro forma combined financial statements have been derived from the historical consolidated financial statements of PIC and EPL and give effect to the Acquisition of EPL by PIC under the purchase method of accounting.

         The unaudited pro forma combined balance sheet gives effect to the combination as if it had occurred on January 1, 1997 using the consolidated balance sheets of PIC and EPL as of March 31, 1998. The unaudited pro forma combined statements of operations give effect to the combination as if it had occurred on January 1, 1997 using the consolidated statements of operations of PIC for the three months ended March 31, 1998 and for the fiscal year ended December 31, 1997, respectively, and of EPL for the three months ended March 31, 1998, the eight months ended December 31, 1997 and the 4 months ended April 30, 1997, respectively.

         The pro forma adjustments are based on preliminary estimates, that are expected to be finalized by the end of the quarter in which the transaction is approved by regulatory authorities, available information and certain assumptions that management deems appropriate. Management does not anticipate any material differences between the estimates and final adjustments. The pro forma financial information does not purport to represent what the combined company's financial position or results of operations would actually have been if the Acquisition in fact had occurred on such date or to project the combined company's financial position or results of operations for any future period. The unaudited pro forma combined financial statements should be read in conjunction with PIC's and EPL's consolidated financial statements and the notes thereto included elsewhere herein.

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                             As of March 31, 1998


                                                                                                  Pro Forma
                                   Prolong
                                International                                         Acquisition
                                 Corporation            EPL Pro-Long, Inc.            Adjustments              Combined
                             ---------------------      ----------------------       --------------         ---------------
Cash and cash equivalents     $         3,329,077       $               8,057        $           0          $    3,337,134
Accounts receivable, net                7,927,142                     444,152                    0               8,371,294
Inventories                             2,711,185                           0                    0               2,711,185
Prepaid expenses                          991,126                       5,378                    0                 996,504
Prepaid television time                   367,039                           0                    0                 367,039
Advances to employees                     245,570                           0                    0                 245,570
                             ---------------------      ----------------------       --------------         ---------------

     Total current assets              15,571,139                     457,587                    0              16,028,726

Property and equipment, net               433,004                           0                    0                 433,004
Patents, trademarks,
  tradenames, etc.                              0                     294,612            5,353,938  (1)(2)       5,648,550
Other assets                               74,540                           0                    0                  74,540
Deposits                                  154,787                           0                    0                 154,787
                             ---------------------      ----------------------       --------------         ---------------

     Total assets             $        16,233,470       $             752,200        $   5,353,938          $   22,339,607
                             =====================      ======================       ==============         ===============

Accounts payable              $         1,868,936       $             220,540        $           0          $    2,089,476
Accrued expenses                        1,727,735                           0                    0               1,727,735
Income taxes payable                    1,297,684                           0                    0               1,297,684
Loan Payable                                    0                      34,428                    0                  34,428
Other current liabilities                       0                           0                    0                       0
Deferred income taxes                      23,693                           0                    0                  23,693
                             ---------------------      ----------------------       --------------         ---------------

     Total current                      4,918,048                     254,968                    0               5,173,016
liabilities

Loan payable                                    0                           0                    0                       0

Common stock                               25,465                     135,473            (132,480)  (3)             28,458
Additional paid-in capital              7,393,451                   1,516,553            4,331,623  (3)(4)      13,241,627
Retained earnings (deficit)             3,896,506               (1,154,794)              1,154,794  (5)          3,896,506
                             ---------------------      ----------------------       --------------         ---------------
Total stockholders' equity             11,315,422                     497,232            5,353,938              17,166,591
                             ---------------------      ----------------------       --------------         ---------------
     Total liabilities and
       stockholders' equity   $        16,233,470       $             752,200        $   5,353,938          $   22,339,607
                             =====================      ======================       ==============         ===============

                    NOTES TO COMBINED CONDENSED BALANCE SHEET


(1) The purchase price of the net assets, as negotiated between the two independent parties, was determined by adding the value of the PIC Common Stock to be given up of $5,986,070 to the liabilities assumed less certain costs. The purchase price was then allocated to the tangible assets and liabilities and the residual amount was allocated to the patents, trademarks and other intangibles. NACP then provided a written fairness opinion on the Transaction. The unaudited estimated fair value of assets acquired and liabilities assumed is summarized as follows:

                  Fair value of PIC Common Stock to be given up                            $
                                                                                                        5,986,070
                  Fair value of liabilities assumed                                                       254,967
                  Other acquisition costs                                                                 159,712
                  Fair value of tangible and identifiable assets acquired                                (752,199)
                  Patents acquired                                                                     (5,648,550)
                                                                                           ==========================
                  Excess of costs over identifiable assets acquired                        $                    0
                                                                                           ==========================

         The fair value of PIC Common Stock to be given up was determined by the closing market price of the PIC Common Stock on the OTC Bulletin Board on the date that the parties entered into the Agreement, February 5, 1998, which was $2.81 per share. Due to the one year transfer restriction and the lack of marketability of the large block of shares to be issued under the Agreement, a 30% discount was applied to the PIC Common Stock resulting in a fair value of approximately $2.00 per share. With the anticipated issuance of 2,993,035 shares, the fair value of the shares of PIC Common Stock given up is $5,986,070. PIC believes that the determination of the measurement date is consistent with EITF 95-19 because during the period beginning a few days before the signing of the Agreement and extending through the date of the public announcement of the proposed Transaction, the closing market prices of PIC Common Stock did not vary significantly.

(2) Adjustment to eliminate the account balance of intangibles of EPL Pro-Long, Inc.

(3) Adjustment to reflect the issuance of PIC Common Stock in exchange for the net assets of EPL Pro-Long, Inc. and the subsequent dissolution of EPL Pro-Long, Inc.

(4) Adjustment to properly state the combined additional paid-capital balance.

(5) Adjustment to eliminate the retained deficit account balance of EPL Pro -Long, Inc.

             PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

                         Quarter Ended March 31, 1998

                                                                                                   Pro Forma

                                  Prolong
                               International            EPL Pro-Long, Inc.
                              Corporation For            For the Quarter
                             the Quarter Ended           Ended March 31,
                              March 31, 1998                 1998(1)                 Adjustments               Combined
                            --------------------       ---------------------        ---------------        -----------------
Net revenues                $        10,848,742        $           125,357          ($    125,357)  (2)    $      10,848,742
Cost of goods sold                    2,005,414                          0                       0                 2,005,414
                            --------------------       ---------------------        ---------------        -----------------
Gross profit                          8,843,328                    125,357               (125,357)                 8,843,328

Selling expenses                      4,740,601                          0               (125,357)  (3)            4,615,244
General and
  administrative expenses             1,342,704                    109,495                  94,442  (4)            1,546,641
                            --------------------       ---------------------        ---------------        -----------------

Total operating expenses              6,083,305                    109,495                (30,915)                 6,161,885
                            --------------------       ---------------------        ---------------        -----------------

Operating income                      2,760,023                     15,862                (94,442)                 2,681,443
                            --------------------       ---------------------        ---------------        -----------------

Other income, net:
Other income                                  0                          0                       0                         0
Interest expense                          (977)                      3,593                       0                     2,616
Interest income                          60,522                          0                       0                    60,522
                            --------------------       ---------------------        ---------------        -----------------

Total other income                       59,545                      3,593                       0                    63,138
(expense), net
                            --------------------       ---------------------        ---------------        -----------------
Income before provision
  for income taxes                    2,819,568                     19,455                (94,442)                 2,744,581
Provision for income taxes            1,213,000                      1,507                  40,630  (5)            1,255,137
                            --------------------       ---------------------        ---------------        -----------------
Net income                  $         1,606,568        $            17,948          ($    135,072)         $       1,489,444
                            ====================       =====================        ===============        =================

                                                                                                               Pro Forma
                                                                                                           -----------------

Earnings per common share:
     Basic                               $0.06                                                                        $0.05
                            ====================                                                           =================
     Diluted                             $0.06                                                                        $0.05
                            ====================                                                           =================

Weighted average shares
  used to calculate net
  income per share:
     Basic                          25,464,500                                                                   28,457,535
                            ====================                                                           =================
     Diluted                        25,890,255                                                                   28,883,290
                            ====================                                                           =================

             PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                      Fiscal Year Ended December 31, 1997

                                                                                                  Pro Forma

                                  Prolong
                               International           EPL Pro-Long, Inc.
                              Corporation For            For the Twelve
                              the Fiscal Year             Months Ended
                            Ended December 31,          December 31, 1997
                                   1997                        (6)                  Adjustments                Combined
                            --------------------       --------------------        ---------------         -----------------
Net revenues                $        29,846,795        $           984,959         $    (984,959)  (2)     $      29,846,795
Cost of goods sold                    5,735,238                        298                      0                  5,735,536
                            --------------------       --------------------        ---------------         -----------------
Gross profit                         24,111,557                    984,661              (984,959)                 24,111,259

Selling expenses                     17,259,469                          0              (984,959)  (3)            16,274,510
General and
  administrative expenses             3,523,200                    229,034                377,515  (4)             4,129,749
                            --------------------       --------------------        ---------------         -----------------

Total operating expenses             20,782,669                    229,034              (607,444)                 20,404,259
                            --------------------       --------------------        ---------------         -----------------

Operating income                      3,328,888                    755,627              (377,515)                  3,707,000
                            --------------------       --------------------        ---------------         -----------------

Other income, net:
Other income                                  0                     25,221                      0                     25,221
Interest expense                        (8,185)                   (25,319)                      0                   (33,504)
Interest income                         249,214                          0                      0                    249,214
                            --------------------       --------------------        ---------------         -----------------

Total other income                      241,029                       (98)                      0                    240,931
(expense), net
                            --------------------       --------------------        ---------------         -----------------
Income before provision               3,569,917                    755,529              (377,515)                  3,947,931
  for income taxes
Provision for income taxes            1,437,364                      5,202                136,606  (5)             1,579,172
                            --------------------       --------------------        ---------------         -----------------
Net income                  $         2,132,553        $           750,327             ($514,121)          $       2,368,759
                            ====================       ====================        ===============         =================

                                                                                                               Pro Forma
                                                                                                           -----------------

Earnings per common share:
     Basic                  $              0.08                                                            $            0.08
                            ====================                                                           =================
     Diluted                $              0.08                                                            $            0.08
                            ====================                                                           =================

Weighted average shares
  used to calculate net
  income per share:
     Basic                           25,508,035                                                                   28,501,070
                            ====================                                                           =================
     Diluted                         25,690,774                                                                   28,683,809
                            ====================                                                           =================

              NOTES TO COMBINED CONDENSED STATEMENTS OF OPERATIONS


(1) EPL Pro-Long, Inc.'s results for the quarter ended March 31, 1998 are calculated based on the unaudited financial information for the eleven months ended March 31, 1998 included elsewhere herein less the results for the eight months ended December 31, 1997 included elsewhere herein.

(2)  Adjustment to eliminate royalty revenue estimated to be received from PIC.

(3) Adjustment to eliminate royalties estimated to be paid by PIC at the rate of 3.5% of PIC's revenues.

(4) Adjustment to recognize amortization of patents, trademarks, tradenames, etc. over a period of fifteen years.

(5)  Adjustment to reflect the combined tax rate of 40%.

(6) EPL Pro-Long, Inc.'s results for the year ended December 31, 1997 are calculated based on the unaudited financial information for the eight months ended December 31, 1997 included elsewhere herein plus the results for the four months ended April 30,1997 which were derived from the unaudited financial information for the year ended April 30,1997 included elsewhere herein.

                                BUSINESS OF PIC

GENERAL

     PIC is a Nevada corporation that was incorporated on August 24, 1981 as Giguere Industries, Incorporated. On September 14, 1981, Giguere consummated a merger with Medical International, Inc., a Utah corporation, pursuant to which Giguere was the surviving entity. Prior to the merger with Giguere, Medical International, Inc. had completed an offering of its common stock which was exempt from registration under the Securities Act by reason of Regulation A thereunder. All of the outstanding shares of Medical International, Inc. common stock were exchanged for shares of Giguere as part of the plan of merger. Subsequent to the merger, Giguere conducted operations for several years until it liquidated its assets in order to satisfy its creditors and discontinued operations in 1987. Giguere was inactive and held no significant assets from 1987 to June 21, 1995.

     On June 21, 1995, Giguere acquired all of the outstanding common stock of PSL, in a share exchange with PSL's then existing shareholders and changed its name from Giguere to Prolong International Corporation. Since the Reorganization, PIC has changed its focus from being a company without operations, a business or significant assets, to that of a holding company for its wholly-owned operating subsidiary, PSL. PIC, through PSL, is engaged in the manufacture, sale and worldwide distribution of a line of high performance lubrication products which are based on a patented extreme pressure lubricant additive for use in metal lubrication, commonly referred to as AFMT.

     PSL currently holds an exclusive, worldwide license to manufacture, sell and distribute lubrication products based on AFMT and to use the "Prolong" name. This license was acquired from EPL, the holder of the patent for AFMT, in 1993. As part of the license arrangement, PSL is obligated to pay royalties to EPL based on the gross sales of its AFMT-based products or any other products utilizing the name "Prolong." However, in connection with the execution of the Agreement, EPL and PSL amended their license arrangement to immediately cease further accrual and payment of royalties thereunder. In the event that the Transaction contemplated by the Agreement is not consummated by December 31, 1998, a penalty will be imposed approximating the suspended royalty payments and the license arrangement will be reinstated and continue in full force and effect under the same terms and conditions set forth therein.

     Prior to 1996, Prolong's activities generated losses. However, due, in part, to PSL's successful marketing campaign based primarily on an infomercial, Prolong's activities generated a profit in 1996. Prolong anticipates that its sales will continue to grow in the future as it takes advantage of the worldwide market for its products. Prior to fiscal 1996, PIC raised capital primarily through the issuance of PIC Common Stock in private placements. During 1997, working capital was generated primarily through operations.

PRODUCTS

     Prolong markets a variety of products which are based on AFMT. AFMT is a patented formula which can be blended with many other lubricants and formulations to create a wide variety of individual lubricant products with superior friction fighting characteristics. AFMT can also be blended with other constituents to create additional products which may be added to Prolong's product line such as gun oil and brake cleaner. AFMT bonds to the metal surfaces with which it comes into contact, resulting in reduced friction, wear and heat buildup when subjected to pressure. Prolong believes that AFMT is most effective in extreme pressure applications, where metal-to-metal contact, and the resulting wear, can be severe such as: gears (at the contact point where the teeth of the gear touch each other - for example in hypoid gears); engines (at the contact points where metal to metal pressure squeezes out the normal boundary lubrication - for example where the camshaft contacts the lifters; where the main bearings contact the crankshaft; where the rod bearings contact the rod and the bearing cap); and machinery (at the metal to metal contact points where surface or boundary lubrication breaks down metal contacts under heavy loads - for example in a steel mill where rolling steel contacts steel rollers).

     AFMT is composed of petroleum distillates and other chemicals and contains no solid particles. Typically, performance enhancing lubrication additive formulations contain solid particles such as lead, molybdenum disulphides, PTFE resins, Teflon, fluorocarbon resins or fluorocarbon micropowder. Prolong believes that the primary disadvantage to particulate material in lubricant additives is that it tends to distribute unevenly and can result in excessive particulate build-up. Because AFMT contains no solid particles, Prolong believes that there is no risk of excessive build-up, and the lubrication "film coat" is uniform and microscopically thin.

     The friction fighting characteristics of AFMT have been documented by The Foundation for Scientific and Industrial Research at the Norwegian Institute of Technology, Trondheim, Norway. This independent testing laboratory was commissioned in 1987 by the principals of Prolong Technology of Canada, Inc. d.b.a. Prolong International, the entity from which EPL acquired the patented AFMT formula. The tests were conducted at the expense of Prolong Technology of Canada, Inc. and at the request of customers for in-depth scientific data. The friction fighting characteristics are further documented in U.S. Patent No. 4,844,825, which outlines various tests conducted on AFMT precedent to the issuance of the patent.

     AFMT exhibits both the "hydrostatic" and "boundary" principles of lubrication. Hydrostatic lubrication is a system of lubrication in which the lubricant is supplied under sufficient external pressure to separate the opposing surfaces. Boundary lubrication is a form of lubrication between two rubbing surfaces without development of a full-fluid lubricating film (where the rubbing parts being lubricated actually come into contact with each other). Specifically, all surfaces tend to attract some substances from the environment. Such substances or films may be only a few molecules thick, and are absorbed into the surface. The strength of the absorption depends upon the electronic structure of "polarized" molecules, which tend to absorb perpendicularly to the surface. Warren Prince, Ph.D., a registered mechanical engineer and machine and product design specialist was commissioned and retained by Prolong to analyze and test its product formulation and found that AFMT operates by attaching to the metal at the microscopic level, evenly and uniformly. Prolong believes that once this chemical/electrical action takes place through absorption, only very extreme heat, grinding away of the surface area, or the introduction of material with a stronger molecular adhesion will alter the surface bonding. As a result, third party tests performed on AFMT have demonstrated that it is impervious to many elements and chemicals and its benefits continue beyond the initial application.

     Prolong believes that the use of AFMT in lubrication products provides many advantages for its users. For example, in clinical testing by third parties, the use of AFMT resulted in reduced friction in mechanical devices. This, in turn, caused the operating temperatures of the machinery to drop due to the reduction in heat-generating friction. Prolong believes that in the long term, this combination of friction and temperature reduction leads to a longer operating life for the machinery and lower repair bills. Additionally, the use of AFMT in internal combustion engines has been demonstrated to cause a reduction in operating temperature and an increased resistance to catastrophic failure occasioned by loss of engine oil. AFMT also has a high resistance to oxidation, which, when combined with other oils, improves the oxidization resistance of metals. Oxidation of metals by exposure to chemicals causes acceleration of metal wear. The benefit of reducing the exposure of metals to oxidizing chemicals (by increasing the metal's resistance to corrosive chemicals) is an increase in the life of the metal. Given the foregoing advantages demonstrated by AFMT, Prolong has identified a broad market for its lubricant products.

     Prolong believes that the following are examples of some of the applications of AFMT-based products:


          . Internal Combustion           . Automatic and Manual Transmissions
            Engines
          . Agricultural Equipment        . Computer Numerically Controlled
          . Airline Ground Equipment        Machine Tools
          . Marine Equipment              . Milling Equipment
          . Railroad Equipment            . Trucks, Buses
          . Mining Equipment              . Differentials, Gears
          . Bearing Journals              . Compressors
          . Pumps and Generators          . Hydraulic Systems

     Prolong markets the following products, each of which can be utilized in multiple applications:

     Prolong Anti-Friction Metal Treatment "AFMT"

     This is Prolong's fundamental lubricating oil which is made according to a patented formula for use as an extreme pressure lubricant. It is packaged in concentrate form and is designed to be added by the customer to the lubrication oils in engines, gears, and other machinery.

     Prolong Engine Treatment

     Formulated for use in the lubrication of internal combustion engines, Prolong believes that this product reduces friction, heat and wear. As a result of enhanced lubrication of the engine, Prolong believes that there is increased useful life of moving metallic parts. Prolong Engine Treatment is suitable for use in both gasoline and diesel engines.

     Prolong Transmission Treatment

     Formulated for use in both automatic and manual transmissions and for other applications, such as heavy duty industrial gear boxes where metal gears are operated under high pressure, this product is designed to improve overall transmission performance.

     Prolong Gas/Diesel Fuel System Treatment

     This product is formulated to increase fuel efficiency, lubricate the "top end" of internal combustion engines, and clean and maintain fuel injectors and other fuel system components. The "top end" of an engine refers to those internal areas of an engine that are situated above the piston oil rings. It includes areas of the engine where the engine motor oil is not designed to circulate, such as areas of fuel and air mixture, combustion chambers, and the non oil-lubricated parts of the valve assemblies. This product is also designed to help maintain peak engine performance and overall mileage. The formula is EPA registered and is suitable for both gasoline and diesel fuel systems.

     Prolong High Performance Multi-Purpose EP-2 Grease

     This product is formulated to provide a wide range of lubricating benefits to industrial equipment under extreme pressure, high and low temperature extremes, and potential water washout conditions. Prolong believes that this product represents a substantial improvement in lubrication performance relative to other products on the market in applications requiring an extreme pressure grease formulation.

     Prolong "SPL100" Super Penetrating Lubricant

     This product is formulated to lubricate, penetrate, and prevent corrosion, free sticky mechanisms, displace moisture, stop squeaks, and reduce friction and wear. This product can also serve as a light duty machining, tapping and drilling fluid.

     Prolong "Ultra-Cut 1" Water Soluble Cutting Fluid

     This product is formulated to lubricate and cool metal tools and parts during machining operations. This product can be used in Computer Numerically Controlled ("CNC") metal turning and machining operations. CNC is a reference label used in the machine tool industry. Machine tools, such as vertical machining centers, custom metal coil processing equipment, and lathes, for example, have their respective motions controlled by motors and pumps. The motors and pumps are given instructions for operating by a computer. In the parlance of the machine tool industry, a metal working machine that is instructed by computer is commonly known as a "CNC Machine" (a computer numerically controlled machine tool). Prolong believes that the use of this product will provide higher feed rates and operating speeds, finer surface finishes, and improved cutting tool life.

     Prolong Multi-Purpose Precision Oil

     This product is formulated as a fine, light oil for use in lubricating precision tools and equipment. This product is designed to provide smooth lubrication, which Prolong believes results in optimal operation of precision equipment and tools and extension of useful life.

     Despite PSL's current variety of products, there are other products which Prolong believes could be successfully and beneficially formulated in the future using AFMT technology and derivatives thereof that would result in products with improved lubrication performance. Although there can be no assurances that Prolong will have the financial or other resources to develop, manufacture and market any such additional products, the following is a partial list of such additional products:

     High Performance Motor Oil
     High Performance Synthetic Motor Oil
     Motorcycle Engine & Transmission Treatment
     Gun Oil & Cleaner
     Gear/Differential Treatment
     Heavy Duty Diesel Fuel Conditioner
     Hydraulic System Treatment
     Chain Oil
     2-Cycle Engine Oil
     Power Steering Treatment
     Radiator Treatment
     Compressor Treatment
     Shock Absorber Lubricants
     Brake Cleaner
     Assembly Lube

     In addition to the development of the above-referenced AFMT-based products, Prolong is also engaged in efforts to expand its lubricant formulations beyond its current AFMT-based technology. To date, Prolong has developed formulas based on the same chemical lubrication techniques, but that utilize different formulas from the patented formula. Such developed formulas have not yet been field tested and there can be no assurances that such new formulas will be successful or accepted in the marketplace.

CURRENT MARKETS FOR PROLONG'S PRODUCTS

     PIC's strategy is to successfully direct Prolong's product line to a number of different markets, each of which is currently large, representing significant future revenue potential for PIC. PIC is currently actively addressing the consumer automotive, the consumer household and the industrial markets described below. See "RISK FACTORS - Limited Operating History."

     Consumer Automotive

     The consumer automotive market consists of automobiles, light trucks, motorhomes, motorcycles, snowmobiles, jetskis, and other fuel burning vehicles. The owners of these vehicles represent a significant source of customers for Prolong's lubricants, fuel conditioners and other future additions to the Prolong product line. Recognizing this fact, this market has been the primary target of Prolong's marketing efforts to date.

     Consumer Household

     The consumer household lubrication market is a potentially lucrative area of the industry which could prove receptive to Prolong's products for uses as varied as fishing reels, guns, windows, sliding doors, garage doors, sewing machines, electric hair clippers, bicycles, tricycles, scooters, skateboards, garage door openers, lawn mowers, snow blowers, drills, saws, door locks, hinges, rusted bolts, and virtually anything made of metal that must be lubricated in order to maintain performance. Prolong currently manufactures "Prolong 'SPL100' Super Penetrating Lubricant" and "Prolong Multi-Purpose Precision Oil" for this market.

     Industrial

     The industrial market encompasses an enormous variety of major and minor manufacturers. This market includes businesses such as steel mills, automobile manufacturers, aircraft manufacturers, paper mills, electric motor manufacturers, petrochemical manufacturers, oil refineries, mining operations and electrical generating facilities, all of which require lubricants and Prolong believes would benefit from the increased performance of Prolong's products. Even more numerous are the smaller industrial facilities, such as machine shops and other fabrication businesses throughout the world. Prolong further believes that businesses engaged in stamping, molding, die casting, boring, drilling, honing and a number of other similar operations could realize significant cost savings by using the full line of Prolong's products.
Prolong currently manufactures "Prolong High Performance Multi-Purpose EP-2 Grease," "Prolong 'SPL100' Super Penetrating Lubricant," "Prolong Gas/Diesel Fuel System Treatment," and "Prolong 'Ultra-Cut 1' Water Soluble Cutting Fluid" for this market.

FUTURE MARKETS FOR PROLONG'S PRODUCTS

     Although not being directly addressed by Prolong at the present, Prolong believes the following to be significant opportunities for expansion of its marketing efforts into diverse niches of the lubricant market. There can be no assurances that Prolong will be successful at penetrating any of these potential markets.

     Federal, State, & Local Governments

     The government market is not only very large, but Prolong believes it is also extremely varied. It includes cities, counties, states and all of the federal government agencies. Prolong believes that these agencies collectively purchase, operate, and maintain a significant investment in trucks, automobiles, buses, tanks, airplanes, helicopters, boats, ships, radar equipment, guns, miscellaneous equipment and tools, as well as many other mechanisms, all of which require adequate lubrication.

     Federal Government. The federal government represents potential sales by Prolong to many different agencies such as the Department of Defense, NASA, Department of Energy, Department of Transportation and other federal governmental agencies.

     Military Sales. Procurement procedures require that products used in or on military equipment must be manufactured according to certain military specifications ("MIL Specs"). Prolong intends to apply for and receive United States MIL Specs for certain of its products, and to market products not only to the United States military, but to foreign militaries as well. Prolong plans to develop the military market, both here and abroad, through the utilization of specialists who are familiar with military procurement procedures and with the special needs of the military services.

     State Government. Potential sales to state governments include users such as the National Guard, highway patrol, state police and other state agencies.

     County and City Government. Both county and city governments are potential Prolong customers for use by police, fire, water, gas, waste management and other local departments.

     Public Transportation. Public transportation entities are major potential customers for Prolong's products, and Prolong intends to focus its efforts to market products to these entities at the various levels of government. Prolong believes that rapid transit districts throughout the country are facing a serious problem with noisy and polluting diesel buses. The Los Angeles Rapid Transit District, for example, has 3,300 buses and is currently under heavy public and regulatory pressure to reduce emissions. In addition to diesel buses, there are a significant number of other vehicles currently operated by county and city public transportation agencies which Prolong believes, if treated with its products, could run cleaner, quieter, last longer and would burn less fuel.




Commercial Trucking

     Prolong intends to develop a market for its products in the long-haul trucking industry. A substantial portion of the distribution of goods in this country occurs via truck shipments. Consequently, large quantities of oil and diesel fuel are consumed by trucks operated in this industry. Prolong believes that the use of its products in the long-haul trucking industry may provide an economic advantage to truck operators because of the increased operating efficiency demonstrated by engines treated with AFMT-based products. Prolong believes that this increased efficiency may directly result in a reduction in fuel costs and overall transportation costs. Further, the use of AFMT-based products may provide additional savings to this industry in the form of reduced service and repair costs over the useful life of the trucks due to AFMT's propensity to reduce engine wear and the wear of other "treated" components.

     Agricultural Applications

     The agricultural industry represents another potentially significant market for Prolong's products. Modern agricultural machinery and equipment tend to be highly complex and are often subjected to harsh working environments. As a result of the harsh environments, the machinery and equipment operates inefficiently and results in increased fuel consumption and a decreased productive life-cycle due to increased mechanical wear. Prolong believes that the use of its products could save the agriculture industry substantial sums by reducing these industry wide losses caused by friction and contaminants.

     Marine Applications

     The marine market includes both freshwater and salt water boats and ships, from outboard fishing skiffs to pleasure boats, yachts and other marine vessels. Prolong has the ability to formulate special products for the harsh marine environments, including marine grease and a special 2-cycle oil for small outboard motors. Prolong believes that in diesel powered boats and ships, "Prolong Gas/Diesel Fuel System Treatment" can provide benefits similar to those attained from use in diesel truck engines.

     Railroads

     The railroad industry is currently a large user of lubrication products. Prolong would have to obtain certain mandatory product certifications prior to being able to market its products to the railroad industry. Prolong is not actively pursuing such certifications for its products at this time, but may do so in the future.

GEOGRAPHIC MARKETS

     Prolong currently markets its products in the United States, Canada, Japan, Hong Kong, Thailand, India, Sub-Saharan Africa, Brazil, Chile, Kuwait, Mexico and Saudi Arabia and intends to continue developing distributor relationships in other foreign countries. Prolong's current focus is to identify distributors that possess the expertise and industry relationships necessary to assist it in further penetrating retail sales channels in the various markets identified above, with a primary focus on the consumer automotive and industrial lubricant markets. Prolong intends to selectively grant distributorships to established companies on a country by country basis. Prolong intends to build on this relationship and continue to expand sales and revenues in the international marketplace. There can be no assurance that Prolong will be able to successfully penetrate any foreign markets.

     International sales comprised 10.3% and 3.5% of PIC's revenues in 1996 and 1997, respectively, resulting in approximately 34.0% and 5.0% of PIC's net income, respectively. Prolong consummates such sales through independent distributors and, as such has no assets attributable to its international sales. Prior to 1996 Prolong had no significant amount of international sales.

     If it is economically feasible, Prolong intends to grant distributorships throughout Europe. Consistent with this goal, Prolong is analyzing the economics of the industry, competitive aspects, regulatory matters, and methods of distribution on a country by country basis in Europe. Prolong has also obtained patent protection on its products in several of the EEC member countries.

MARKETING AND DISTRIBUTION OF THE PRODUCTS

     Prolong currently distributes its products through direct response television, direct distribution, independent distributors and manufacturers representative organizations. Specifically, Prolong distributes its industrial and commercial products, both nationally and internationally, through independent distributors. Currently, Prolong has 217 distributors in the United States and eight international distributors located in Asia, Africa and South America.

     Prolong has produced a 30 minute direct response television commercial (the "Infomercial") entitled "The Prolong World Challenge" which it began airing in January 1996. The Infomercial features celebrities such as four-time Indy 500 Champion Al Unser, well known TV personality Bob Eubanks, International Motorsports Champion Roberto Guererro, Olympic Champion and Olympic Gold Medalist Mark Spitz, former Los Angeles Dodgers baseball star and World Series MVP Steve Yeager, and renowned motorcyclist Nick Nichols promoting Prolong's product line. The purpose of making the Infomercial was to build brand name recognition for Prolong's products in the United States, while simultaneously marketing its principal consumer lubricant products (i.e., the "Prolong Car Care Kit") directly to consumers. Sales made through the Infomercial are currently completed through a third-party order processing and sales fulfillment facility located in Burbank, California. This facility contains a warehouse that is prestocked with Prolong's products in order to provide a quicker and more efficient delivery of its products to the consumer. Prolong intends to use the exposure generated by the Infomercial, along with the funds generated by the sales realized therefrom, to further expand its national retail sales program in the automotive and household consumer markets.

     The products offered by Prolong have also been publicized through print and electronic media, trade shows and motorsports sponsorships. For example, in the area of motorsports sponsorship, PSL executed a co-sponsorship agreement with King Entertainment and Kenneth D. Bernstein pursuant to which PSL has agreed to pay Mr. Bernstein $400,000 in 1998 ($425,000 in 1999), plus a performance bonus of 5% if Mr. Bernstein wins the "Top Fuel Championship" for the season, in exchange for promotional services and appearances and recognition of "Prolong Super Lubricants" as a co-sponsor of the "Budweiser King Prolong Top Fuel Dragster." The agreement calls for the display of the PSL name and logo on the dragster and related racing components in all races and other events in which the dragster appears. The agreement expires on December 31, 1999.

     PSL has also executed an associate sponsorship agreement with Team Sabco relating to sponsorship of three race cars for all NASCAR Winston Cup Series races during the 1998, 1999 and 2000 racing seasons and a sponsorship letter of intent with Nemco Motorsports and Joe Nemechek relating to sponsorship of the Nemco Motorsports car for up to fifteen (15) 1998 NASCAR Busch Grand National events. The arrangements with Team Sabco and Nemco Motorsports provide for display of the PSL name and logo on the cars, equipment and uniforms and for promotional services and appearances. The Team Sabco and Nemco Motorsports agreements expire on November 30, 2000 and December 31, 1998, respectively.

     In the area of endorsements, PSL has entered an agreement in which it retained the services of Al Unser to endorse and promote Prolong's products. Mr. Unser has agreed to make certain appearances to assist in marketing the products and has agreed to license his name and likeness in connection with the marketing of Prolong's products. PSL has also entered into an agreement with Smokey Yunick pursuant to which it retained the services of Mr. Yunick to promote Prolong's products and to act as a spokesman for, and technical consultant to, Prolong. Mr. Yunick has agreed to make certain appearances to assist in marketing Prolong's products and has agreed to license his name and likeness in connection with the marketing of Prolong's products.

     In the area of magazine advertising, PSL has entered into advertising contracts with Motor Trend, Hot Rod and various other magazines for print ads during 1998. In addition to motorsports sponsorship, endorsements and magazine advertising, Prolong is engaging experienced marketing personnel to commence concentrated marketing efforts in order to increase retail, commercial, industrial, governmental and international sales. Prolong believes that the foregoing advertising and marketing efforts, which began with the production of its Infomercial in 1995, have resulted in recognition of the product line as a superior alternative to other conventional lubricants available within the lubricant industry.

COMPETITION

     The market for Prolong's products is highly competitive and is expected to increase in the future. The basic formula of Prolong's products has not changed materially since its development in 1986. The formula was granted a United States patent on July 4, 1986. The market for Prolong's products is characterized by rapid technological advances, frequent new product introductions and evolving industry standards. Some of Prolong's principal competitors include other providers of specialized lubrication products, such as First Brands (STP) and Quaker State (Slick 50), both of which market engine oil treatments. Prolong's competitors also include major oil companies such as Shell Oil Company, Castrol, Pennzoil, Quaker State and others who manufacture lubrication products, such as WD40 Corp. Further, Prolong believes that major oil companies not presently offering products that compete directly with those offered by Prolong may enter Prolong's markets in the future.

     Increased competition could result in price reductions, reduced gross margins, and a loss of market share, any of which could have a material adverse effect on PIC's business, financial condition and results of operations. In addition, many of Prolong's competitors have significantly greater financial, technical, research and product development, marketing and other resources and greater market recognition than Prolong. Several of Prolong's competitors also currently have, or may develop or acquire, substantial customer bases in the automotive and other related industries. As a result of these factors, Prolong's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than Prolong. Additionally, other dealers and distributors may offer similar lubrication products at prices below those offered by Prolong, appealing to the price-sensitive segment of the market. While Prolong believes that the prices for Prolong lubrication products are competitive for the level of quality obtained by the customer, Prolong relies on its brand name recognition for selling high quality, state of the art products. There can be no assurance that Prolong will be able to compete successfully against current and future competitors or that competitive pressures faced by Prolong will not materially adversely effect PIC's business, financial condition and results of operations.

     Prolong believes that its current competitive edge lies solely with the superior lubrication performance of its products relative to that of its competitors. In order for Prolong to draw attention to the superior performance of its products, Prolong is treating and marketing its products as a unique specialty line of high performance products as opposed to a high volume product line.

     A key strategy for Prolong's continued growth is to use direct response television ("DRTV") to generate sales, build brand name recognition, and to lay the foundation for other, more conventional forms of advertising and marketing. For example, Prolong believes that its Infomercial that debuted in 1996 has resulted in a significant increase in sales and brand name recognition. This broad public exposure generated by the Infomercial may permit Prolong to position itself favorably among larger companies competing in both the national and international lubricant markets.

PRODUCTION

     The AFMT formula contained in all of Prolong's products and the formulas for such products themselves are comprised of petroleum-based components which are readily available from several suppliers. Prolong does not foresee any shortages of supply in the near future. However, Prolong has recently increased volume production and plans on continued expansion. This continued expansion could eventually place a strain on the production capacity of its existing suppliers. While Prolong is working actively with each of its suppliers to increase production of the components, there can be no assurance that each supplier will be able to increase its production in time to satisfy Prolong's increasing requirements or that alternative suppliers will be able to meet any such deficiency on an ongoing basis. If Prolong is unable to obtain sufficient quantities of the components, or if such components do not meet Prolong's quality standards, delays or reductions in product shipments could occur which would have a material adverse effect on PIC's business, financial condition and results of operations.

     In addition to the potential deficiency in supply of the AFMT components, such components are also subject to significant price volatility beyond the control or influence of Prolong. Prices for the components of the quality sought by Prolong are dependent on the origin, supply and demand at the time of purchase. Prices can be affected by multiple factors in the producing countries, including weather and political and economic conditions. Additionally, petroleum products, of which Prolong relies on for its AFMT formula, have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations, such as OPEC, that have historically attempted to establish price controls on petroleum products through agreements establishing export quotas or restricting petroleum supplies worldwide. No assurance can be given that OPEC (or others) will not succeed in raising the price of petroleum components or that, in such event, Prolong will be able or choose to maintain its gross margins quickly by raising its prices without effecting demand. Increases in the prices for the components, whether due to the failure of its suppliers to perform, conditions affecting the component-producing countries, or otherwise, could have a material adverse effect on PIC's results of operations.

     The production of Prolong's products is comprised of contract manufacturers mixing the components pursuant to the AFMT and other proprietary formulas and bottling the resulting mixtures in packaging specified by Prolong. Prolong's current contract manufacturers have the capacity to produce its products in high volumes, having been designed to meet the production requirements of major oil companies. By utilizing existing third party manufacturing facilities,

Prolong avoids the large capital expenditures associated with mixing and packaging operations, as well as costly management of human resources. At present, there are facilities located throughout the world that are capable of mixing and packaging the components into finished products. However, Prolong's increased volume production and continued expansion may result in shortages or restrictions in supply and manufacturing capabilities in the future. Prolong has not entered into any long term contracts with respect to the supply or production of its products, preferring to intermittently review quotations provided by interested parties in order to take advantage of competition among suppliers and manufacturers.

CUSTOMERS

     In 1997, approximately 49.4% of Prolong's sales resulted as a response to the airing of its Infomercial. Such sales are made to large numbers of individual consumers and, accordingly, Prolong does not consider itself dependent on any particular customers in this market segment. In 1997, Prolong's sales to retail customers, which are derived through independent manufacturers representatives and distributors, comprised approximately 38.3% of its revenues while sales to commercial and industrial customers comprised 6.5% of total revenues. None of such customers accounted for more than 10% of Prolong's aggregate sales in 1997. Consequently, PIC does not consider itself to be dependent on these customers or any of its other customers.

INTELLECTUAL PROPERTY

     PSL holds the exclusive worldwide license to manufacture and sell products based on AFMT, which PSL acquired from the patent holder, EPL, in 1993. This agreement calls for PSL to pay to EPL 3.5% of gross sales of any products which utilize AFMT technology or bear the "Prolong" name. This agreement calls for minimum royalties of $3,000 per month beginning in 1995. The license is perpetual absent a major breach of PSL's obligations thereunder, effectively a failure to pay royalties due under the license. During 1997, Prolong expended $1,023,869 in royalties under this agreement. In connection with the execution of the Agreement, EPL and PSL amended their license arrangement to immediately cease further accrual and payment of royalties thereunder. In the event that the Transaction contemplated by the Agreement is not consummated by December 31, 1998, a penalty will be imposed approximating the suspended royalty payments and the license arrangement will be reinstated and continue in full force and effect under the same terms and conditions set forth therein. There can be no assurance that Prolong will be able to meet all financial obligations under the license in the future and, consequently, PSL may not be able to retain the license indefinitely. Should PSL be unable to continue as a licensee or successfully purchase the rights from EPL, Prolong could not continue to manufacture its current AFMT-based products or use the name "Prolong," which would result in a material adverse effect on PIC's business, operating results, financial position and cash flows.

     The U.S. patent on AFMT expires July 4, 2006. There are a number of other patents and patent applications covering Prolong's products in other countries worldwide. Additionally, Prolong has obtained or applied for the exclusive rights to the use of a number of trademarks which it utilizes in the marketing of its products. Currently, PSL holds the following registered trademarks in the United States: PSL's oil drop logo; "Prolong" and the related design; "Prolong Super Lubricants;" "No Equal in the World" and the related design; "The Ultimate in Protection & Performance" and "SPL100."

ROYALTY AGREEMENTS

     Aside from the royalties due to EPL as described above, PSL has entered into a memorandum agreement with the producer of its Infomercial whereby PSL has agreed to pay The 2M Group, Inc. 1.5% of gross sales generated from DRTV promotions made via a toll-free telephone number, which utilize the Infomercial video footage. The term of this agreement is dependent upon the life cycle of the Infomercial. During 1997, Prolong expended $174,266 in royalties under this agreement.

     PSL has also entered into a personal service agreement with Al Unser whereby PSL has agreed to pay Mr. Unser 1.0% of gross sales resulting from DRTV sales from the Infomercial, with guaranteed annual minimum royalties of $40,000, $50,000 and $60,000 during the first, second and third years of the agreement, respectively, following an initial 120-day test period. Royalties earned are to commence with the first airing of the Infomercial and continue for three years and 120 days, contingent upon (i) the continued airing of the Infomercial after the 120 day test period and; (ii) after each one-year period thereafter. The maximum term of this agreement is until May, 1999. During 1997, Prolong paid Mr. Unser $116,177 under this agreement.

     Further, PSL has entered into a service and endorsement contract with Al Unser whereby PSL has agreed to pay royalties on all net retail sales of its products according to the following rates: 1.5% from November 1, 1996 through October 31, 1997; 1.25% from November 1, 1997 through October 31, 1998; and 1% from November 1, 1998 through October 31, 1999. For each of the years included in the arrangement, PSL must pay a guaranteed minimum amount of $15,000. Earnings maximums under the arrangement are as follows: $100,000 in year 1; $125,000 in year 2; and $150,000 in year 3. Either party has the option to extend the arrangement for an additional 4 years. If the option to extend is exercised by either party, the agreement terminates on October 31, 2003. During 1997, Prolong paid Mr. Unser $134,753 under this agreement.

EMPLOYEES

     As of June 19, 1998, PIC and PSL collectively employ 52 full-time employees, including 4 executive officers, and no part-time employees. None of Prolong's employees are represented by a labor organization and PIC considers the relationships with its employees and those of PSL to be good.

                               PROPERTIES OF PIC


     At its headquarters, Prolong owns approximately 29,442 square feet of office and warehouse space in a two-story building located at 6 Thomas in Irvine, California. PSL purchased this facility from Huck International, Inc. (a subsidiary of Thiokol Corporation, PSL's former lessor) pursuant to the exercise of its lease option on February 23, 1998. The consideration paid by PSL for the facility was $2,690,000. PSL utilized $269,000 in cash on hand and borrowed funds in the amounts of $1,692,000 and $729,000, respectively, from Bank of America. Such loans are secured by the purchased land and building. Escrow closed on the purchase and sale on April 30, 1998. The loan from Bank of America in the amount of $729,000 is intended to be repaid by PSL in mid-July
1998 with the proceeds of a loan from the United States Small Business Administration which PSL is currently in the process of finalizing. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PIC--Liquidity and Capital Resources." PIC considers its present facilities to be adequate for Prolong's current operations and for those reasonably expected to be conducted during the next twelve months. Further, PIC believes that any additional space, if required, will be available on commercially reasonable terms.

                        LEGAL PROCEEDINGS INVOLVING PIC

     Neither PIC nor PSL is a party to any pending or threatened legal, governmental, administrative or judicial proceedings that Prolong believes will have a materially adverse effect upon PIC's or PSL's financial condition, operations or cash flows. The AFMT patent, on which Prolong's products are based, has been the subject of litigation, primarily suits contesting the ownership thereof. Should any litigation result in an adverse ruling precluding Prolong's continued use of the AFMT patent under the license agreement, PIC's business, operating results, financial position and cash flows would be materially adversely effected.

             MARKET PRICE OF AND DIVIDENDS ON PIC'S COMMON EQUITY


     PIC Common Stock is currently trading on the AMEX under the symbol "PRL." Prior to June 12, 1998 PIC Common Stock was traded on the OTC Bulletin Board under the symbol "PROL." PIC Common Stock resumed trading (after approximately 8 years of dormancy) in January 1996. High and low bids for each quarter during 1996 and 1997, and for the first quarter of 1998, are as indicated below.

          Quarter Ended:                 High Bid  Low Bid
          --------------                 --------  -------
          March 31, 1996                    $2.25    $ .38
          June 30, 1996                     $4.38    $1.88
          September 30, 1996                $4.63    $3.75
          December 31, 1996                 $6.38    $4.25
          March 31, 1997                    $6.50    $2.88
          June 30, 1997                     $3.19    $1.50
          September 30, 1997                $3.25    $2.25
          December 31, 1997                 $2.44    $1.50
          March 31, 1998                    $4.63    $2.00


     Information during the periods referenced above has been furnished by the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


     On February 10, 1998, immediately prior to the press release concerning the Transaction, the high and low bids for PIC Common Stock was $2.81 and $2.63, respectively. As of June 30, 1998 the high and low bids for PIC Common Stock was $3.00 and $2.94, respectively.


     PIC has authorized 150,000,000 shares of PIC Common Stock, having a par value of $0.001 per share. As of June 30, 1998, the number of holders of record of PIC Common Stock is approximately 473. PIC has not declared any cash dividends since inception, and does not intend to do so in the foreseeable future. PIC currently intends to retain its earnings for the operation and expansion of its business. PIC does not have any restrictions on its ability to pay dividends on common equity. In addition to PIC Common Stock, the PIC Board is authorized to issue up to 50,000,000 shares of Preferred Stock with such rights, preferences and privileges as may be determined by the PIC Board. No such shares of Preferred Stock have been issued to date.

     COMMON STOCK OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF PIC


     The following table sets forth certain information concerning the beneficial ownership of the outstanding shares of PIC Common Stock as of June 19, 1998 and immediately subsequent to the consummation of the Transaction for
(i) person(s) who are known by PIC to be the beneficial owner of more than five percent of PIC Common Stock, (ii) each director and executive officer of PIC and
(iii) all current directors and executive officers as a group.

                                           PRIOR TO TRANSACTION        Subsequent to Transaction
                                           --------------------        -------------------------


                                             SHARES                                SHARES
          NAME AND ADDRESS OF              BENEFICIALLY        PERCENT OF        BENEFICIALLY       PERCENT OF
           BENEFICIAL OWNER                  OWNED(1)             CLASS             OWNED(1)           CLASS
           ----------------                  -----                -----             -----              -----
                                                                   15.6
Elton Alderman
6 Thomas                                       3,996,600(2)                        3,996,600(2)             14.0
Irvine, California  92618
                                                                   14.7
Carol Auld
6 Thomas                                       3,744,999(3)                        3,744,999(3)             13.2
Irvine, California  92618
                                                                    7.2
Tom T. Kubota
6 Thomas                                       1,830,000(4)                        1,830,000(4)              6.4
Irvine, California  92618
                                                                    5.8
Thomas C. Billstein
6 Thomas                                       1,481,600(5)                        1,481,600(5)              5.2
Irvine, California  92618

Melanie A. McCaffery
6 Thomas                                           5,000(6)        *                   5,000(6)                *
Irvine, California  92618

Nicolas M. Rosier
6 Thomas                                          14,000(7)        *                  14,000(7)                *
Irvine, California  92618
                                                                   28.6
All officers and directors as a group
(5 persons) (8)                                7,327,200(9)                        7,327,200(9)             25.6
                                               ============                      ============

__________________________________
*    Less than 1%.

     (1) Beneficial ownership as reported in the table above has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. Shares of PIC Common Stock subject to options currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of PIC Common Stock shown as beneficially owned by them.

     (2) Includes 100,000 shares of PIC Common Stock subject to options exercisable within 60 days of the date hereof.

     (3) Carol Auld obtained beneficial ownership of 3,744,999 shares following the death of her husband, Edwin C. Auld Jr., on February 8, 1996 and as a result of the subsequent settlement of his estate.

     (4) Includes 40,000 shares of PIC Common Stock subject to options exercisable within 60 days of the date hereof.

     (5) Includes 40,000 shares of PIC Common Stock subject to options exercisable within 60 days of the date hereof.

     (6) Consists of shares subject to options exercisable within 60 days of the date hereof.

     (7) Includes 4,000 shares of PIC Common Stock subject to options exercisable within 60 days of the date hereof.

     (8) Includes shares held by Messrs. Alderman, Kubota, Billstein and Rosier and Ms. McCaffery who collectively served as PIC's directors and executive officers as of June 19, 1998.

     (9) Includes 189,000 shares of PIC Common Stock subject to options exercisable within 60 days of the date hereof.

                    DIRECTORS AND EXECUTIVE OFFICERS OF PIC

     The following table sets forth certain information with respect to each of the directors and executive officers of PIC as of June 30, 1998:

     Name                                Age                  Position
     ----                                ---                  --------
     Elton Alderman (2)                   59          President, Chief Executive
                                                      Officer and Director

     Thomas C. Billstein (1)              45          Vice-President, Secretary and
                                                      Director

     Tom T. Kubota (2)                    58          Vice President, Investor
                                                      Relations and Director

     Nicholas M. Rosier                   52          Chief Financial Officer

     Melanie A. McCaffery (1) (3)         44          Director

     (1)  Member of the Compensation Committee.
     (2)  Member of the Nominating Committee.
     (3)  Member of the Audit Committee.

     Elton Alderman has served as the Chairman of the Board of Directors, President and Chief Executive Officer of PIC since the Reorganization in June 1995. From October 1993 to the present, Mr. Alderman has also served as a director, President and Chief Executive Officer of PSL. Prior to joining PSL, Mr. Alderman served as the President and Chief Executive Officer of EPL from July 1988 until October 1993.

     Thomas C. Billstein has served as a director of PIC since the Reorganization in June 1995. Mr. Billstein has also served as PIC's Vice President and Secretary since February 1996. From October 1993 to the present, Mr. Billstein has also served as a director of PSL, and has served as PSL's Secretary since February 1996. Prior to joining PSL, Mr. Billstein served as an independent financial and legal consultant to EPL from August 1992 until October 1993. From November 1991 to August 1992, Mr. Billstein provided independent financial and legal consulting services to various small companies located in Southern California. Since commencing his employment with PIC and PSL, Mr. Billstein has served as an independent financial and legal consultant to those entities as well. Mr. Billstein holds a Bachelor of Science Degree in Business Administration with an emphasis in Finance-Investments from California State University Long Beach. He attended Whittier College School of Law, was awarded the American Jurisprudence Award for Agency Law, and graduated with a Juris Doctorate degree in 1978. Mr. Billstein is a member of the State Bar of California.

     Tom T. Kubota has served as a director of PIC since the Reorganization in June 1995. Between June 1995 and April 1997, Mr. Kubota served as PIC's Vice President, Finance. In June 1997, Mr. Kubota was promoted to Vice President, Investor Relations. From October 1993 to the present, Mr. Kubota has also served as a director of PSL. Prior to joining PSL, Mr. Kubota served as an independent consultant for EPL from March 1992 to October 1993. Since the date of Mr. Kubota's employment with PIC and PSL, respectively, he has served as an independent consultant to each entity. Mr. Kubota is also a vice president and director of GenCell, Inc. and a senior vice president and director of Steriodogenesis Inhibitors International, both of which are publicly-traded companies.

     Nicholas M. Rosier has served as Controller of PSL since March 1997 and was promoted to Chief Financial Officer of PIC and PSL, effective July 1997. For the four year period prior to his joining PSL, Mr. Rosier was the Controller and Financial Accounting Manager of two divisions for DePUY, Inc., a major public manufacturing company in the global orthopaedic industry. Prior to that position Mr. Rosier was the Controller/Director of Finance for thirteen years for Adams Rite Manufacturing Company, a privately owned manufacturer of locks and automotive equipment. He holds a Bachelor's degree in accounting and finance from H.B.S. in Holland.

     Melanie A. McCaffery has served as a director of both PIC and PSL since June 1997. Mrs. McCaffery, a certified public accountant, is the President of McCaffery & Associates, a financial and accounting firm which she founded in October 1995. From October 1988 through September 1995, Mrs. McCaffery was a Partner with the international accounting firm of Coopers & Lybrand L.L.P. From 1978 through October 1988, Mrs. McCaffery served as a staff member at Coopers & Lybrand L.L.P. Mrs. McCaffery serves on the board of directors of Boyds Wheels, Inc. a publicly-traded company. Mrs. McCaffery received a Bachelor's degree in political science from the University of California, Los Angeles, in 1975 and a Master's in Business Administration from the University of Southern California in 1978.

     All directors hold office until the next annual meeting of the stockholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the PIC Board. There are no family relationships among any of the directors or officers of PIC.

COMMITTEES OF THE PIC BOARD


     Compensation Committee. The Compensation Committee is currently comprised of Melanie A. McCaffery and Thomas C. Billstein. The functions of the Compensation Committee include reviewing and approving executive compensation policies and practices, reviewing salaries and bonuses for certain officers of PIC, administering PIC's 1997 Stock Incentive Plan, subject to the provisions set forth in such plan, and considering such other matters as may be referred to the Compensation Committee by the PIC Board from time to time.


     Audit Committee. The Audit Committee is currently comprised solely of Melanie A. McCaffery. The functions of the Audit Committee include recommending to the PIC Board the retention of the independent auditors, reviewing the scope of the annual audit undertaken by PIC's independent auditors and the progress and results of their work, and reviewing the financial statements of PIC and its internal accounting and auditing procedures.


     Nominating Committee. The Nominating Committee is currently comprised of Elton Alderman and Tom T. Kubota. The principal function of the Nominating Committee is identifying and screening candidates for membership on PIC's Board of Directors.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation of the named executive officers paid by PIC and PSL for the last three fiscal years. The information presented below represents compensation in all capacities in which each identified individual served PIC and PSL, as applicable.


                           SUMMARY COMPENSATION TABLE

                     Annual Compensation  Long Term Compensation
                     -------------------  ----------------------

Name and                  Year       Salary($)      Bonus($)         Restricted          Option            All Other
Principal Position      ---------    ------------   ------------       Stock             Grants(#)        Compensation ($)
--------------------                                                Awards($)(1)      -------------     -----------------
                                                                    ------------
                                                         ---                                       ---          61,250
Elton Alderman                1995         ---        45,419(2)           ---                      ---
President and Chief           1996      93,337        90,000(3)(4)                             500,000            ---
Executive Officer             1997     134,000                            ---                      ---
                                                         ---              ---                      ---          53,008
Thomas C. Billstein           1995         ---        36,850(2)
Vice-President and            1996      90,256        60,000(3)(5)        ---                  200,000            ---
 Secretary                    1997     120,000                            ---
                                           ---           ---              ---                      ---
Nicholas M. Rosier            1995         ---           ---                                       ---           ---
Chief Financial               1996      61,993        20,000(6)           ---                   20,000           ---
 Officer                      1997                                        ---                                    ---
                                           ---           ---              ---                      ---        65,250
Tom T. Kubota                 1995      90,000           ---                                       ---       118,500
Vice President                1996      61,393        45,000(3)           ---                  200,000        35,000(7)
 Investor Relations           1997                                     62,500
                                                                          ---

____________________________

(1) At December 31, 1997, the above-named individuals collectively held approximately 7,159,200 shares of Common Stock with a value of $14,103,624 in the aggregate, based on the closing share price of $1.97 per share on such date.

(2) Represents an amount paid to the named individual in 1997 for his performance in 1996.

(3) Represents an amount paid to the named individual in 1998 for his performance in 1997.

(4) In addition to the foregoing amount, Mr. Alderman received advances from the Company on his annual bonus in the amount of $107,477. It is intended that the Company will offset such advances against bonuses to be paid to Mr. Alderman in fiscal 1998 and fiscal 1999.

(5) In addition to the foregoing amount, Mr. Billstein received advances from the Company on his annual bonus in the amount of $80,890. It is intended that the Company will offset such advances against bonuses to be paid to Mr. Billstein in fiscal 1998 and fiscal 1999.

(6)  Includes $12,500 paid to Mr. Rosier in 1998 for his performance in 1997.

(7) Represents fees paid to Mr. Kubota in his capacity as an independent consultant to the Company prior to June 1997.

OPTION MATTERS
                       Option Grants in Last Fiscal Year
                       ---------------------------------

                                      PERCENT                               POTENTIAL REALIZABLE
                      NUMBER OF      OF TOTAL                                 VALUE AT ASSUMED
                     SECURITIES       OPTIONS      EXERCISE                 ANNUAL RATES OF STOCK
                     UNDERLYING     GRANTED TO     OR BASE                 PRICE APPRECIATION FOR
                      OPTIONS      EMPLOYEES IN     PRICE     EXPIRATION      OPTION TERM (3)
NAME                  GRANTED (#)  FISCAL YEAR (1)  ($/SH)     DATE (2)     5%()        $10%($)
------               ----------   --------------   --------   ----------   ----------------------
Elton Alderman         500,000        45.4%         $2.00      6/4/2007     $628,894    $1,593,742

Thomas C. Billstein    200,000        18.1%         $2.00      6/4/2007     $251,557    $  637,497

Nicholas M. Rosier      20,000         1.8%         $2.00      6/4/2007     $ 25,156    $   63,750

Tom T. Kubota          200,000        18.1%         $2.00      6/4/2007     $251,557    $  637,497


(1) Options to purchase an aggregate of 1,102,188 shares of PIC Common Stock were granted to employees, including the Named Executive Officers, during the year ended December 31, 1997.

(2) The Option granted has a term of ten years, subject to earlier termination on certain events related to termination of employment or service to the Company.

(3) The potential realizable value is calculated based on the term of the option at its time of grant (10 years). It is calculated by assuming that the stock price appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the option holder is possible unless the stock price increases over the option term.

Option Exercises and Fiscal Year-End Values. The following table sets forth certain information regarding option exercises during the fiscal year ended December 31, 1997 by each of the Named Executive Officers:

                Aggregated Option Exercises in Last Fiscal Year
                -----------------------------------------------
                       and Fiscal Year-End Option Values
                       ---------------------------------

                                                   NUMBER OF
                                                SECURITIES UNDERLYING              VALUE OF UNEXERCISED
                      SHARES       VALUE         UNEXERCISED OPTIONS                   IN-THE-MONEY
                    ACQUIRED ON   REALIZED     AT FISCAL YEAR-END (# )        OPTIONS AT FISCAL YEAR END($)(1)
NAME                EXERCISE #      ($)      EXERCISABLE    UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
------              ------------------------------------------------------------------------------------------
Elton Alderman           0           0           0           500,000                0             0

Thomas C. Billstein      0           0           0           200,000                0             0

Nicholas M. Rosier       0           0           0           20,000                 0             0

Tom T. Kubota            0           0           0           200,000                0             0

_____________________

(1) Value is based on the average of the high and low bid price for the PIC Common Stock as reported on the system of the National Association of Securities Dealers, Inc., known as the OTC Bulletin Board on December 31, 1997 (the "Fair Market Value") minus the exercise price or base price of "in-the-money" options. The Fair Market Value of the PIC Common Stock as of December 31, 1997 was $1.97 per share.

COMPENSATION OF DIRECTORS

     The members of the PIC Board do not receive any cash compensation for attendance at PIC Board or committee meetings, but may be reimbursed for certain expenses in connection with attendance at PIC Board and committee meetings.

EMPLOYEE BENEFIT PLANS

1997 Stock Incentive Plan

     PIC's 1997 Stock Incentive Plan (the "Plan") was adopted by PIC's stockholders and the PIC Board in June 1997. The Plan provides for the granting of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options and restricted stock. The Plan has authorized for issuance up to 2,500,000 shares of PIC Common Stock. Under the Plan, shares of PIC Common Stock may be granted to directors, officers, employees, consultants and other service providers of PIC, except that incentive stock options may not be granted to non-employee directors. The Plan may be administered by the PIC Board or a committee appointed by the PIC Board (the "Committee"), which has sole discretion and authority, consistent with the provisions of the Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the Plan. Provided, however, that members of the PIC Board (or the Committee appointed by the PIC Board) shall not participate in proceedings or decisions regarding their respective option grants. Presently, the Compensation Committee administers the Plan. As of December 31, 1997, there were 1,355,378 options outstanding under the Plan at a weighted average exercise price of $2.10 per share. Officers and directors hold options to purchase 945,000 shares of PIC Common Stock, none of which were exercisable as of December 31, 1997. In the event of a merger of PIC with or into another corporation or the sale of substantially all of the assets of PIC, all outstanding unvested options of the Plan shall be accelerated.

     The exercise price under the Plan is determined by the Compensation Committee, provided that, generally in the case of an incentive stock option, the exercise price shall be equal to the fair market value of PIC Common Stock as of the date of grant, as determined by the Compensation Committee. In the case of an incentive stock option granted to an optionee who owns more than 10% of the voting power of all classes of stock of PIC or any parent or subsidiary of PIC (a "10% Holder"), the exercise price may be no less than 110% of the fair market value of PIC Common Stock on the date the option is granted. The Compensation Committee has the authority to determine the time or times at which options granted under the Plan become exercisable, provided that incentive options must expire no later than ten years from the date of grant, or five years in the case of a 10% Holder. Options are not assignable and are nontransferable, other than upon death by will and the laws of descent and distribution, and generally may be exercised only by an employee while employed by PIC or within 30 days after termination of employment.

     In the event of a "change in control" of PIC, all outstanding options and rights to purchase PIC Common Stock will become fully vested and immediately exercisable. A change in control means generally (i) the acquisition by a person or group of more than 50% of the outstanding securities of PIC, (ii) a merger or consolidation in which PIC is not the survivor, (iii) the sale or disposition of substantially all of the assets of PIC, (iv) a liquidation or dissolution of PIC, or (v) a reverse merger in which more than 50% of the combined voting power of PIC's outstanding securities are transferred.

     The PIC Board may, in its discretion, amend or terminate the 1997 Stock Incentive Plan. However, no amendment or termination may adversely affect a participant's rights as to prior grants. The Plan shall terminate in any event in June 2007.

EMPLOYMENT AGREEMENTS

PIC does not have employment agreements with any of its executive officers. Compensation of the executive officers is evaluated, from time to time, by the PIC Board and may be increased or decreased based on each officer's performance generally as well as specified criteria related to each officer's performance of his duties.

                   PIC BOARD REPORT ON EXECUTIVE COMPENSATION


     During the year ended December 31, 1997, all of the members of the PIC Board determined executive officer compensation but did not participate in proceedings or decisions of the PIC Board regarding their respective compensation and option grants. Effective January 1998, the PIC Board appointed a Compensation Committee comprised of Melanie A. McCaffery and Thomas C. Billstein.


GENERAL COMPENSATION POLICY


  PIC's compensation policy is designed to attract and retain qualified key executives critical to PIC's success and to provide such executives with performance-based incentives tied to the achievement of PIC milestones. One of the PIC Board's primary objectives is to have a substantial portion of each executive officer's total compensation contingent upon PIC's performance as well as upon the individual's contribution to PIC's success as measured by his personal performance. Accordingly, each executive officer's compensation package is comprised primarily of three elements: (i) base salary which reflects individual performance and expertise and is designed to be competitive with salary levels in the industry; (ii) variable performance awards payable in cash and tied to PIC's achievement of certain goals; and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and PIC's stockholders.


FACTORS


     The principal factors which the PIC Board considered in establishing the components of each executive officer's compensation package for the 1997 fiscal year are summarized below. However, the Compensation Committee may in its discretion apply different factors, particularly different measures of financial performance, in setting executive compensation in future fiscal years.


BASE SALARY


  The base salary levels for the executive officers were established by the PIC Board for the 1997 fiscal year on the basis of the following factors: personal performance, the estimated salary levels in effect for similar positions at a select group of companies with which PIC competes for executive talent, and internal comparability considerations. Although the PIC Board reviewed various compensation surveys, the PIC Board did not rely upon any specific survey for comparative compensation purposes. Instead, the PIC Board made its decisions as to the appropriate market level of base salary for each executive officer on the basis of its understanding of the salary levels in effect for similar positions at those companies with which PIC competes for executive talent. Base salaries will be reviewed by the Compensation Committee on an annual basis, and adjustments will be made in accordance with the factors indicated above.


ANNUAL INCENTIVE COMPENSATION


     Executive officers have an opportunity to earn annual incentives based upon performance targets. The PIC Board may also award bonuses in cases where such performance targets are not met if it determines that the circumstances warrant such action. For fiscal year 1997, the performance targets for the executive officers included revenues, pre-tax profits and earnings per share. The weight given to each factor varied from individual to individual. Additionally, each executive officer has a discretionary portion of the annual incentive linked to achievement of non-financial goals, which differ depending upon the responsibilities of the executive officer in question.


LONG-TERM INCENTIVE COMPENSATION


     The 1997 Stock Incentive Plan also provides the PIC Board with the ability to align the interests of the executive officer with those of the stockholders and provide each individual with a significant incentive to manage PIC from the perspective of an owner with an equity stake in the business. The number of shares subject to each option grant is based upon the executive officer's tenure, level of responsibility and relative position in PIC. Stock options totaling 1,102,188 shares were granted to employees, including the executive officers, during 1997. The exercise price for the stock options is the fair market value of the stock on the date of the grant. Options generally vest at a rate of 20% per year starting on the anniversary date of the option grant and are contingent upon the officer's continued employment with PIC. Accordingly, the option will provide a return to the executive officer only if he or she remains in PIC's employ and the market price of PIC Common Stock appreciates over the option term.


CEO COMPENSATION


     The Chief Executive Officer participates in the compensation program discussed above. The PIC Board set the base salary for Mr. Elton Alderman, the Company's Chief Executive Officer for the 1997 fiscal year, at a level which is designed to provide him with a salary competitive with salaries paid to chief executive officers of similarly-sized companies in the industry and commensurate with Mr. Alderman's experience. The PIC Board awarded an incentive payment totaling $90,000 based upon the fact that PIC had achieved record sales and profitability levels and that Mr. Alderman had achieved certain non-financial goals determined by the PIC Board prior to the beginning of the year. Mr. Alderman also received option grants totaling 500,000 shares as long-term incentive compensation.


Respectfully submitted,


Elton Alderman, Chairman
Thomas C. Billstein
Tom T. Kubota
Melanie A. McCaffery

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     During the year ended December 31, 1997, PIC did not have a compensation committee or any other board committee that performed equivalent functions. However, during such year, all of the members of the PIC Board determined executive officer compensation but did not participate in proceedings or decisions of the PIC Board regarding their respective compensation and option grants. As discussed in the section entitled "DIRECTORS AND EXECUTIVE OFFICERS OF PIC," Messrs. Alderman, Billstein, Kubota and Rosier all serve concurrently as officers and/or directors of both PIC and PSL.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In January 1997, Prolong Acquisition Corporation, a Delaware corporation ("PAC") owned by Elton Alderman and Thomas C. Billstein, acquired the International Hot Rod Association, a sanctioning body for certain motorsports competitions commonly known as drag races. Following the acquisition, PAC was renamed the International Hot Rod Association, Inc. (the "IHRA"). It was contemplated that PIC or PSL would purchase an equity interest in the IHRA. In February 1997, the PIC Board formally considered purchasing an equity interest in the IHRA but determined not to make such an investment at that time. The proposed terms were substantially the same as those terms at which Messrs. Alderman and Billstein made the acquisition. Messrs. Alderman and Billstein abstained from voting on such proposed transaction.


     Currently, PIC is a party to several sponsorship agreements with the IHRA. During 1997, PIC paid IHRA $50,000 for sponsorship of the Prolong SuperLubricants Spring Nationals in Bristol, Tennessee and $35,000 for sponsorship of the Prolong SuperLubricants - Ohio Lottery World Nationals in Norwalk, Ohio. In addition to the above transactions with the IHRA, as of March 31, 1998, PIC has advanced the IHRA approximately $280,000 in the aggregate as a prepayment for sponsorship and title rights of nationally televised national events to occur in 1998 and 1999 and for advertisements in certain IHRA publications.

     From the date of the Reorganization and continuing to June 1997, Tom Kubota has served as an independent consultant for PIC. In the fiscal year ended December 31, 1997, receipts from PIC amounted to $35,000.

     Messrs. Alderman, Billstein, Rosier and Kubota all hold concurrent positions as officers and/or directors of both PIC and PSL. See "DIRECTORS AND EXECUTIVE OFFICERS OF PIC."

     From January 1996 and continuing through the present, Melanie McCaffery has served as an independent consultant for PIC. In the fiscal year ended December 31, 1997, receipts from PIC amounted to approximately $73,000.

     Other than the related transactions disclosed above, PIC is not aware of any transactions or proposed transactions to which PIC or PSL was or is to be a party, in which any director, executive officer, nominee for election as a director, security holder or any member of the immediate family of the persons named above had or is to have a direct or indirect material interest.

SELECTED FINANCIAL DATA - PIC


     The following selected financial data for PIC for the years ended December 31, 1994, 1995, 1996 and 1997, respectively, is derived from the audited consolidated financial statements of PIC and PSL. The selected financial data for the three-month periods ended March 31, 1998 and 1997 are derived from the unaudited consolidated financial statements of PIC. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals and eliminating entries, which PIC considers necessary for a fair presentation of the financial position and results of operations for these periods. The information set forth below is qualified by reference to, and should be read in conjunction with the audited consolidated financial statements, related notes and other information included elsewhere in this Registration Statement as well as "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PIC." There is no available financial data concerning PIC's activities in the year ended December 31, 1993 as prior to the Reorganization PIC was inactive during such period within the meaning of Rule 3-11 of Regulation S-X.


                                                                     YEAR ENDED                           THREE MONTHS ENDED
                                                                    DECEMBER 31,                               MARCH 31,
                                                -----------------------------------------------------  -------------------------
                                                    1994          1995         1996          1997          1998         1997
                                                ------------  ------------  -----------  ------------  ------------  -----------
Statement of Operations Data
  Net revenues................................  $             $   390,506   $15,813,493   $29,846,795   $10,848,742  $ 5,784,089
  Net income (loss)...........................   (134,285)       (415,740)      721,178     2,132,553     1,606,568      279,648
  Net income (loss) per share:
     Basic....................................      N/A(1)    $     (0.02)  $      0.03   $      0.08   $      0.06  $      0.01
     Diluted..................................      N/A(1)    $     (0.02)  $      0.03   $      0.08   $      0.06  $      0.01
  Weighted average common shares:
     Basic....................................      N/A(1)     17,156,501    23,463,620    25,508,035    25,464,500   25,479,728
     Diluted..................................      N/A(1)     17,156,501    23,463,620    25,690,774    25,890,255   25,479,728
Balance Sheet Data
  Total assets................................  $ 139,984     $   730,760   $ 9,023,317   $13,748,650   $16,233,470  $ 9,065,201
  Total liabilities...........................     12,452          88,218     1,732,467     4,039,796     4,918,048    1,463,452
  Total stockholders' equity..................    127,532         642,542     7,290,850     9,708,854    11,315,422    7,601,749

__________

  (1) Net loss per share and weighted average shares of PIC Common Stock outstanding information for the year ended December 31, 1994 have not been provided as such period preceded the Reorganization in June 1995 and, therefore, such information would not be meaningful.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PIC

     The following table sets forth certain financial data as a percentage of net sales for the periods indicated:

                                                        FISCAL YEAR ENDED             THREE MONTHS ENDED
                                                                                       -----------------
                                                           DECEMBER 31,                   MARCH 31,
                                                   ---------------------------------------------------------------
                                                      1995         1996         1997         1998          1997
                                                   -----------  -----------  ----------  ------------  -----------
Net revenues.................................        100.0%      100.0%        100.0%        100.0%       100.0%
Cost of goods sold...........................         54.1        29.5          19.2          18.5         24.5
                                                      ----        ----          ----          ----         ----
     Gross profit............................         45.9        70.5          80.8          81.5         75.5
Selling and marketing expenses...............          0.0        52.0          57.8          43.7         57.8
General and administrative expenses..........        152.4        12.9          11.8          12.4         10.2
                                                     -----        ----          ----          ----         ----
     Operating income........................       (106.5)        5.6          11.2          25.4          7.5
Interest expense.............................          0.0        (0.3)          0.0           0.0          0.0
Interest and dividend income.................          0.4         0.6           0.8           0.6          0.8
                                                       ---         ---           ---           ---          ---
     Income before income taxes..............
                                                    (106.1)        5.9          12.0          26.0          8.3
Provision for income taxes...................          0.4         1.3           4.8          11.2          3.5
                                                       ---         ---           ---          ----          ---

     Net income..............................       (106.5)        4.6           7.2          14.8          4.8
                                                    ======         ===           ===          ====          ===

     General

     Since the Reorganization, management of PIC and PSL has concentrated a significant portion of its efforts and resources on the marketing and sale of Prolong's consumer oriented products, principally the Car Care Kit, through DRTV advertising. Management now believes that it has attained a significant level of brand and product identification and Prolong has now begun efforts to expand sales of its consumer lubrication products into retail, commercial and industrial channels.

     The lubricant business is extremely competitive. Prolong's business requires that it compete with larger, better financed entities, most of which have brand names which are well established in the marketplace. Although Prolong, in the opinion of management, has unique products which have superior performance characteristics relative to the well known products available in the marketplace, Prolong remains at a distinct disadvantage and will be required to expend substantial sums in order to promote brand name identity and product acceptance among its prospective customers. In order to establish brand name identity, Prolong has relied primarily on its Infomercial and intends to continue to utilize this means to gain product recognition for purposes of directly increasing sales as well as increasing retail, commercial and industrial and governmental sales resulting from broader public knowledge of its products.

     Comparison of the Three Months Ended March 31, 1998 and the Three Months Ended March 31, 1997

     Net revenues for the three months ended March 31, 1998 were approximately $10,849,000 as compared to approximately $5,784,000 for the comparable period of the prior year, an increase of $5,065,000 or 87.6%. Revenues for the three months period ended March

31, 1998 were derived from the following sources: Direct response infomercial sales of $1,957,000; retail sales of $8,055,000; industrial sales of $316,000; and, international and other sales of $521,000. Revenues for the three month period ended March 31, 1997 were derived from the following sources: Direct response infomercial sales of $3,757,000; retail sales of $1,354,000; industrial sales of $444,000; and, international and other sales of $229,000.


     During the first quarter of 1998, retail sales were 74.2% of total revenues while direct response infomercial sales comprised 18.0% of total revenues. During the first quarter of 1997, direct response infomercial sales comprised 65.0% of total revenues while retail sales were 23.4%. This shift in the mix of sales resulted from the 1998 strategy to aggressively pursue sales to retail chain stores, while continuing to air the direct response infomercial, albeit less frequently.


     The increase in retail sales as a percentage of total revenues resulted in a significant increase in accounts receivable during the first quarter of 1998. The majority of retail sales accounts are sold on extended terms ranging from 60 to 120 days. Further, inventory increased during the first quarter of 1998 as a result of PIC's planned build-up in inventory for the anticipated increase in sales.


     Cost of goods sold for the three months ended March 31, 1998 was approximately $2,005,000 as compared to $1,419,000 for the comparable period of the prior year, an increase of $586,000 or 41.3%. This increase was mainly attributable to the increase in sales. As a percentage of sales, cost of goods sold decreased from 24.5% in 1997 to 18.5% in 1998. This decrease was mainly attributable to increased efficiencies in the outside production processes and volume discounts in the applicable period in 1998 relative to the higher costs of goods associated with lower volumes of production in 1997. Management does not anticipate that further significant reductions are likely in the future.


     Selling expenses of $4,741,000 for the three months ended March 31, 1998 represented an increase of $1,398,000 over the comparable period of the prior year. This 41.8% increase was primarily the result of marketing allowances to retail customers, increased endorsement and sponsorship payments, royalties and commissions as a result of increased sales, promotional activities to promote product awareness and expenditures for print advertising. Selling expenses as a percentage of sales were 43.7% for the three months ended March 31, 1998 versus 57.8% for the comparable period of the previous year. In 1997, selling expenses consisted primarily of purchases of television air time, royalties and commissions. The 1998 expenditures for selling costs included a reduced amount of air time purchases and a full array of other expenditures discussed above. However, some of these endorsement, sponsorship and advertising expenditures are being spread over a larger sales volume in 1998, thereby reducing selling expenses as a percentage of revenues.


     General and administrative expenses for the three months ended March 31, 1998 were approximately $1,343,000 as compared to $592,000 for the three months ended March 31, 1997, an increase of $751,000 of 126.9%. This increase is primarily attributable to salaries for new employees, employee benefits, costs associated with the facility relocation, and other administrative costs necessary to build the support resulting from the increased volume of sales.

     For the three months ended March 31, 1998, the Company generated net interest income of approximately $60,000 as compared to approximately $51,000 for the comparable period in 1997. This increase is attributable to slightly higher yields in the first quarter of 1998 versus 1997 on cash balances in interest bearing accounts.


     Net income for the three month period ended March 31, 1998 was approximately $1,607,000 as compared to approximately $280,000 for the comparable period in the prior year, an increase of $1,327,000. The increase is a result of the factors discussed above.

     Comparison of the Years Ended December 31, 1997 and December 31, 1996


     Net revenues for the year ended December 31, 1997 were $29,846,795 as compared to $15,813,493 for the year ended December 31, 1996, an increase of $14,033,302 or 88.7%. Revenues for 1997 were derived from the following sources: direct response infomercial sales of $14,758,000; retail sales of $11,439,000; industrial sales of $1,739,000; international sales of $1,058,000; and, other sales and revenues of $853,000. Revenues for 1996 were derived from the following sources: direct response infomercial sales of $12,287,000; retail sales of $951,000; industrial and commercial sales of $946,000; and, international sales of $1,629,000. Direct response infomercial sales increased $2,471,000 in 1997 due to increased air-time expenditures and subsequently additional air-time exposures. Retail sales increased $10,488,000 in 1997 due to the fact that the nationwide retail store product roll-out began in the fourth quarter of 1996 with 500 stores and continued to gain momentum during 1997 to more than 8,000 outlets by the end of 1997. Increases and/or decreases in the industrial, international and other categories were not significant.

     Prolong expects that retail and other sales categories will continue to increase as a percentage of total sales relative to direct response infomercial sales as Prolong continues to gain momentum in these other markets following the initiation of the retail sales effort in the fourth quarter of 1996.
Infomercial sales have begun to demonstrate a slight decline in 1997 of return relative to air time expenditures.

     Cost of goods sold for the year ended December 31, 1997 was $5,735,238 as compared to $4,660,926 for the year ended December 31, 1996, an increase of $1,074,312 or 23%. The increase in absolute dollars was attributable to the higher volume of purchases to meet the increasing sales demand. As a percentage of sales, cost of goods sold for the year ended December 31, 1997 was 19.2% as compared to 29.5% for the prior year. This favorable decrease was attributable to increased efficiencies in the outside production processes and volume discounts available in 1997 that were not available in 1996 due to the relatively higher costs associated with start-up levels of production. Management does not anticipate that further significant reductions are likely in the future.

     Selling and marketing expenses were $17,259,469 for the year ended December 31, 1997 as compared to $8,218,450 for the year ended December 31, 1996, an increase of $9,041,019 or 110%. This increase was primarily the result of marketing allowances to retail customers, increased endorsement and sponsorship payments, royalties and commissions as a result of increased sales, promotional activities to promote product awareness and expenditures for print advertising. Selling and marketing expenses as a percentage of sales were 57.8% for 1997 versus 52.0% in 1996. In 1996, selling and marketing expenses consisted primarily of purchases of television air time, royalties and commissions. The 1997 expenditures included air time purchases as well as the full array of other expenditures discussed above. These other expenditures were not included in 1996 as the initiation of retail sales did not occur until the fourth quarter of 1996.

     General and administrative expenses for the year ended December 31, 1997 were $3,523,200 as compared to $2,041,102 for the year ended December 31, 1996, an increase of $1,482,098 or 72.6%. This increase was primarily attributable to salaries for new employees, employee benefits, professional services and other administrative costs required to build the infrastructure necessary to support the increased level of sales. As a percentage of sales, general and administrative expenses were 11.8% in 1997 versus 12.9% in 1996. The administrative infrastructure buildup took place in late 1996 and early 1997 in anticipation of the increase in sales. An extensive administrative increase, relative to sales, is not anticipated in the future.

     For the year ended December 31, 1997, PIC generated interest and dividend income, net of interest expense, of $241,029 as compared to $35,437 for the year ended December 31, 1996. During 1997, PIC maintained an average cash balance of approximately $5.6 million as compared to approximately $2.6 million during 1996. Additionally, in the third quarter of 1997, PIC transferred its cash reserves to higher yielding accounts.

     Net income for the year ended December 31, 1997 was $2,132,553 as compared to $721,178 for the year ended December 31, 1996, an increase of $1,411,375 or 195.7%. This increase was a result of the factors discussed above.

     Comparison of the Years Ended December 31, 1996 and December 31, 1995

     Net revenues for the year ended December 31, 1996 were $15,813,493 as compared to $390,506 for the year ended December 31, 1995, an increase of $15,422,987. Of Prolong's 1996 sales, $12,287,000 were attributable to direct response to the Infomercial which was debuted in January 1996. Additionally, 1996 sales included approximately $1,629,000 of international sales resulting from initial stocking orders to customers and distributors which were shipped in the fourth quarter of 1996. Because of the nature of such orders, PIC does not believe that the level of such sales will be indicative of future international sales levels.

     Cost of goods sold for the year ended December 31, 1996 was $4,660,926 as compared to $211,220 for the year ended December 31, 1995, an increase of $4,449,706. As a percentage of sales, cost of goods sold decreased from 54.1% in 1995 to 29.5% in 1996. This decrease was mainly attributable to the commencement of higher volumes of purchases of raw materials and outside production throughput resulting in lower per unit costs to meet the demands for product generated by the Infomercial. Management expects that the decreases, as a percentage of sales, will begin to level out as maximum purchase and production volumes are reached.

     For the year ended December 31, 1995, PIC had no selling and marketing expenses as it had not yet begun to develop its sales and marketing efforts. During 1996, the majority of selling and marketing expenses related to the purchase of television air time for the Infomercial. Additional selling and marketing costs in 1996 related to royalties and commissions associated with product sales.

     General and administrative expenses for the year ended December 31, 1996 were $2,041,102 as compared to $595,015 for the year ended December 31, 1995, an increase of $1,446,087 or 243%. The increase was primarily attributable to salaries and benefits for new employees, professional services and other administrative costs required to build the infrastructure necessary to support the increased level of sales. As a percentage of sales, general and administrative expenses were 12.9% in 1996 versus 152.4% in 1995. This decrease is the result of the increased sales volume being spread over the administrative base.

     For the year ended December 31, 1996, PIC generated interest and dividend income, net of interest expense, of $35,437 as compared to $1,589 for the year ended December 31, 1995, an increase of $33,848. During 1996, PIC maintained an average cash balance of approximately $2.6 million as compared to a balance of less than $100,000 during 1995.

     Net income for the year ended December 31, 1996 was $721,178 as compared to a net loss of $415,740 for the year ended December 31, 1995. The increase was a result of the factors discussed above.

     Liquidity and Capital Resources


     Prior to the fiscal year ended December 31, 1996, PIC had not generated sufficient revenues to finance its operations and was able to remain in business primarily with the proceeds from the issuances of PIC Common Stock in private placements. Currently, PIC has sufficient revenues to meet its current expenses and does not currently anticipate the need to raise additional capital in the next twelve months. However, PIC believes that it may need to obtain additional financing in the future to fund its anticipated period of growth. As of June 19, 1998, Prolong had commitments for capital equipment acquisitions in the amount of approximately $692,000 to furnish its new facilities and to provide necessary computer and office equipment to its new employees. See "PROPERTIES OF PIC." Prolong anticipates no immediate future need for any material production-related capital expenditures. Prolong expects that all future manufacturing will be sub-contracted out, bypassing the need for any infrastructure investment. However, despite the minimal capital expenditures anticipated in the near future, PIC plans to significantly increase its level of operations, and in particular plans to increase its marketing activities to include additional markets in the United States and abroad.


     Cash and cash equivalents totaled $3,329,000 at March 31, 1998 compared to $4,045,000 at March 31, 1997. Working capital was $10,653,000 at March 31, 1998 as compared to $9,284,000 at December 31, 1997, representing an increase of $1,369,000.


     Operating activities used $2,609,000 during the three months ended March 31, 1998 as compared to a usage of cash from operations during the same period in 1997 of $1,139,000. This increased usage of $1,470,000 resulted primarily from increases in receivables and inventories.


     Cash flows used for investing activities totaled $243,000 during the three months ended March 31, 1998. This was comprised of property and equipment acquisitions of $225,000 and employee advances of $18,000. There were no cash flows from financing activities during the three months ended March 31, 1998.


     In July 1997, PSL entered into a $4 million line of credit with Bank of America National Trust and Savings Association ("Bank of America") which is collateralized by PSL's inventories and receivables. This credit line bears interest at either Bank of America's Reference Rate or the LIBOR rate plus 2.25%, at PSL's option, and expires on July 31, 1999. As of June 19, 1998 PSL had no outstanding balance under the Bank of America credit line. In addition, PSL currently has outstanding an aggregate of $2,421,000 owed to Bank of America pursuant to two loans which were obtained in order to purchase the Company's facility in Irvine, CA. The first loan, in the amount of $1,692,000, is required to be repaid in 119 monthly installments of $13,050.32 each, and bears interest at a rate of 7.875% per year. The second loan, in the amount of $729,000, requires monthly interest only payments at a rate equal to Bank of America's Reference Rate plus 1.75% until maturity on August 1, 1998. The loan of $729,000 is intended to be repaid by PSL in mid-July 1998 with the proceeds of a loan from the United States Small Business Administration which PSL is currently in the process of finalizing. PIC believes that its current level of revenues and cash flow generated from operations, if sustained, in addition to the funds provided from the foregoing credit facility will be sufficient to meet its liquidity needs for fiscal 1998. PIC anticipates that it may seek additional capital in the future to fund its growth. Any additional required financings may not be available on terms satisfactory to PIC, if at all.

     Recently Issued Accounting Standards

     Effective January 1, 1998 PIC adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires the reporting of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. During the periods presented, PIC had no changes in equity from non-owner sources. Accordingly, a statement of comprehensive income has not been provided as comprehensive income applicable to common stockholders equals net income applicable to common stockholders for all periods presented.

     During 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement requires the reporting of financial and descriptive information about reportable operating segments, as well as information about major customers. PIC will adopt the provisions of SFAS No. 131 in the 1998 year-end consolidated financial statements.

                                BUSINESS OF EPL

     EPL is a California corporation that was incorporated on July 27, 1988 for the purpose of acquiring, developing and marketing lubricants and formulations to create a wide variety of lubricant products with superior friction fighting characteristics. From its inception until mid-1993, EPL, using the tradename Prolong, developed a number of high performance lubrication products based on a patented extreme pressure lubricant additive for use in metal lubrication commonly referred to as AFMT. In November 1993, EPL entered into an exclusive license agreement with PSL regarding the right to use the AFMT formula and the Prolong name. The license agreement provides for a three and one-half percent (3.5%) royalty to be paid to EPL by PSL on gross revenue derived by PSL using the Prolong name and proprietary technology. Aside from actions taken with respect to its patent ownership, such as receiving royalty payments from PSL, EPL conducts no significant business activities.

              MARKET PRICE OF AND DIVIDENDS ON EPL'S COMMON EQUITY


     EPL has authorized 25,000,000 shares of EPL Common Stock, having no par value per share. The EPL Common Stock has no established public trading market. As of June 30, 1998 there were approximately 291 holders of record of the EPL Common Stock. EPL has paid no dividends on EPL Common Stock since its inception.

                      COMMON STOCK OWNERSHIP BY MANAGEMENT
                       AND PRINCIPAL SHAREHOLDERS OF EPL

     The following table sets forth certain information concerning the beneficial ownership of EPL's outstanding common stock as of June 19, 1998 for
(i) person(s) who are known by EPL to be the beneficial owner of more than five percent of EPL Common Stock, (ii) each director and executive officer of EPL and
(iii) all current directors and executive officers as a group.


                   NAME AND ADDRESS OF                        SHARES BENEFICIALLY       PERCENT OF
                     BENEFICIAL OWNER                              OWNED(1)                CLASS
----------------------------------------------------------  -----------------------  -----------------

Michael R. Davis (2)                                                     3,700,000               55.3%
245 Fischer Avenue, Suite A-1
Costa Mesa, California  92626

Lois M. Miller (3)                                                         152,535                2.3%
245 Fischer Avenue, Suite A-1
Costa Mesa, California  92626

Gary C. Wykidal                                                             50,000                0.8%
245 Fischer Avenue, Suite A-1
Costa Mesa, California  92626

All officers and directors as a group                                    3,902,535               58.4%
(3 persons) (4)

________
     (1) Beneficial ownership as reported in the table above has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. Accordingly, except as noted, all of EPL's securities over which the individuals named, or as a group, directly or indirectly have, or share voting or investment power, have been deemed beneficially owned.


     (2)  Mr. Davis serves as the President and Treasurer of EPL.


     (3)  Ms. Miller serves as the Secretary of EPL.


     (4) Includes shares held by Messrs. Davis and Wykidal and Ms. Miller who collectively served as EPL's directors and executive officers as of June 19, 1998.

                          SELECTED FINANCIAL DATA--EPL

     The following selected financial data is qualified by reference to, and should be read in conjunction with the financial statements, related notes and other information included elsewhere in this Registration Statement as well as "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EPL." The financial data presented below is derived from the unaudited financial statements of EPL. The unaudited financial statements include all adjustments, consisting of normal recurring accruals and eliminating entries, which EPL considers necessary for a fair presentation of the financial position and results of operations for these periods.

                                                                           YEAR ENDED
                                                                           APRIL 30,
                                                ---------------------------------------------------------------
                                                   1993         1994         1995         1996         1997
                                                -----------  -----------  -----------  -----------  -----------
Statement of Operations Data
  Net royalty revenues.......................   $            $            $    2,414   $  199,610   $  766,274

  Net sales..................................      823,569      508,604      252,703        2,589
  Net profit (loss)..........................     (175,792)    (365,935)    (246,476)      32,218      628,609

  Net profit (loss) per share:
     Basic...................................   $    (0.03)  $    (0.05)  $    (0.04)  $     0.01   $     0.09

     Diluted.................................   $    (0.03)  $    (0.05)  $    (0.04)  $     0.01   $     0.09

  Weighted average common shares:
     Basic...................................    6,686,070    6,686,070    6,686,070    6,686,070    6,686,070
     Diluted.................................    6,686,070    6,686,070    6,686,070    6,686,070    6,686,070
Balance sheet data
  Total  assets..............................   $  754,268   $  601,504   $  417,316   $  381,432   $  706,117

  Total liabilities..........................      818,092    1,126,683    1,139,648    1,071,546      767,622

  Total stockholders' equity (deficit).......      (63,824)    (525,179)    (722,332)    (690,114)     (61,506)


                                                    ELEVEN MONTHS ENDED
                                                        MARCH 31,
                                                 -----------------------
                                                    1998        1997
                                                 ----------  -----------
Statement of Operations Data
  Net royalty revenues.......................    $  854,892  $  368,000

  Net sales..................................
  Net profit (loss)..........................       558,738     238,532

  Net profit (loss) per share:
     Basic...................................    $     0.08  $     0.04

     Diluted.................................    $     0.08  $     0.04

  Weighted average common shares:
     Basic...................................     6,686,070   6,686,070
     Diluted.................................     6,686,070   6,686,070
Balance sheet data
  Total  assets..............................    $  752,200  $  440,249

  Total liabilities..........................       254,968     891,833

  Total stockholders' equity (deficit).......       497,232    (451,584)

______________

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

              FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EPL

     General

     EPL's licensee, PSL, has focused on the marketing and sale of Prolong's consumer oriented products through DRTV advertising since January 1996. Since EPL derives its sole revenues from the royalties it receives from PSL's sales of products using the AFMT formula or the "Prolong" name, its revenues very closely follow PSL's sales growth during the past three years.

     Management believes that PSL has developed unique products using the AFMT formula and has begun to market them successfully in the consumer marketplace. Further, management believes that PSL has created brand name recognition within the United States for the Prolong Car Care Kit and each of its four key components. Given the extremely competitive nature of the lubricant business, management believes that PSL is using its best resources and efforts to maximize its revenues and, consequently, EPL's revenues as well.

     Comparison of the Eleven-Month Period Ended March 31, 1998 and the Eleven-Month Period Ended March 31, 1997

     Net revenues for the eleven months ended March 31, 1998 were $854,892 as compared to $368,000 for the eleven months ended March 31, 1997, an increase of $486,892. Revenues for both years were derived solely from royalty payments received from PSL based on its total revenues generated from patented technology sales.

     Selling, general and administrative expenses for the eleven months ended March 31, 1998 were $277,157 as compared to $107,997 for the eleven months ended March 31, 1997, an increase of $169,160. This increase was primarily attributable to larger consulting and professional services fees as well as legal and professional fees necessary to pursue and resolve lawsuits and negotiate creditor claims in 1998 in excess of those in 1997. As a percentage of revenues, selling, general and administrative expenses were 32.4% in 1998 versus 29.3% in 1997.

     Other expense for the eleven months ended March 31, 1998 was $12,287 as compared to $20,578 for the comparable period of the prior year, a decrease of $8,291 or 67.5%. The decrease was attributable to lower interest expense due to the paydown of loans.

     Net profit for the eleven months ended March 31, 1998 was $558,738 as compared to $238,532 for the eleven months ended March 31, 1997, an increase of $320,206. This increase was a result of the factors discussed above.

     Comparison of the Years Ended April 30, 1997 and April 30, 1996

     Net royalty revenues for the year ended April 30, 1997 were $766,274 as compared to $202,199 for the year ended April 30, 1996, an increase of $564,075 or 279.0%. Revenues for both years were derived primarily from royalty payments received from PSL based on its total revenues generated from patented technology sales.

     Cost of goods sold for the year ended April 30, 1997 was $894 as compared to $35,086 for the comparable period of the prior year, a decrease of $34,192. The decrease represents the shift from product sales to royalty revenue.

     Selling, general and administrative expenses for the year ended April 30, 1997 were $184,115 as compared to $159,146 for the year ended April 30, 1996, an increase of $24,969 or 15.7%. This increase was primarily attributable to legal fees necessary to pursue and resolve legal matters. As a percentage of revenues, selling, general and administrative expenses decreased to 24.0% in 1997 from 78.7% in 1996.

     Other income for the year ended April 30, 1997 was $47,344 as compared to $26,355 for the comparable period of the prior year, an increase of $20,985 or 79.6%. In 1996, EPL had other income of $100,000 as compared to $75,662 in 1997. Other income for both years was comprised primarily of claim settlements. Interest expense in 1996 was $73,645 as compared to $28,340 in 1997. The decrease resulted from the paydown of the outstanding loan balance.

     Net income for the year ended April 30, 1997 was $628,609 as compared to $34,322 for the year ended April 30, 1996, an increase of $594,287. This increase was a result of the factors discussed above.

     Comparison of the Years Ended April 30, 1996 and April 30, 1995

     Net revenues for the year ended April 30, 1996 were $202,199 as compared to $255,117 for the year ended April 30, 1995, a decrease of $52,918 or 26.2%. Revenues for 1996 were derived primarily from royalty payments received from PSL based on its total revenues generated from patented technology sales. Revenues for 1995 were derived primarily from product sales generated directly by EPL.

     Cost of goods sold for the year ended April 30, 1996 was $35,086 as compared to $83,151 for the comparable period of the prior year, a decrease of $48,065. The decrease represents the shift from product sales to royalty revenue.

     Selling, general and administrative expenses for the year ended April 30, 1996 were $159,146 as compared to $325,395 for the year ended April 30, 1995, a decrease of $166,245. This decrease was primarily attributable to the reduction of expenses due to a shift in strategy from direct product sales to royalties. As a percentage of revenues, selling, general and administrative expenses decreased to 78.7% in 1996 from 127.5% in 1995.

     Other income for the year ended April 30, 1996 was $26,355 as compared to other expense for the year ended April 30, 1995 of $92,929. In 1996, other income of $100,000 resulted from claim settlements as compared to other income of $4,000 for 1995. Interest expense was $73,645 in 1996 as compared to $96,929 in 1995. The decrease was attributable to the paydown of the outstanding loan balance.

     Net income for the year ended April 30, 1996 was $32,218 as compared to a net loss of $246,476 for the year ended April 30, 1995, an increase of $278,694. The increase was a result of the factors discussed above.

     Liquidity and Capital Resources

     Prior to the fiscal year ended April 30, 1995, EPL had not generated sufficient revenues to finance its operations and promptly pay off its creditors. Currently, EPL has sufficient cash, receivables and expected revenues to meet its current obligations and does not anticipate raising additional capital in the next twelve months.

     Cash and cash equivalents totaled $8,057 at March 31, 1998 as compared to a zero balance at April 30, 1997. Working capital was $202,619 at March 31, 1998 as compared to a deficit of $209,038 at April 30, 1997.

                    CERTAIN DIFFERENCES IN THE RIGHTS OF PIC
                              AND EPL SHAREHOLDERS

     Following the Transaction, shareholders of EPL will become stockholders of PIC, and their rights as stockholders will be determined by the PIC Articles and the PIC Bylaws. In addition, PIC is a Nevada corporation governed by the NGCL, and EPL is a California corporation governed by the CCC. The following is a summary of the material differences in the rights of shareholders of PIC and EPL. The following is a discussion only of those material differences between the rights of a PIC stockholder under PIC's Articles and Bylaws and the NGCL, on the one hand, and the rights of an EPL shareholder under EPL's Articles and Bylaws and the CCC, on the other hand. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the NGCL and the CCC, as the case may be, and the Articles and Bylaws of each corporation. Copies of the Articles and Bylaws of each corporation are on file at PIC's and EPL's respective principal executive offices.

AUTHORIZED CAPITAL STOCK

     PIC. PIC is authorized to issue 150 million shares of PIC Common Stock and 50 million shares of Preferred Stock, par value of $0.001 per share. As of June 30, 1998, PIC had issued and outstanding 25,464,500 shares of PIC Common Stock held by approximately 473 holders of record and no shares of Preferred
Stock.

     The PIC Board is empowered by the PIC Articles to designate and issue from time to time one or more series of Preferred Stock without stockholder approval. The PIC Board may fix and determine the preferences, limitations and relative rights of each series of Preferred Stock so issued. Because the PIC Board has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of PIC Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of PIC. The PIC Board has no present plans to issue any shares of Preferred Stock.

     EPL. EPL is authorized to issue 25,000,000 shares of EPL Common Stock, no par value per share. As of June 30, 1998, EPL had issued and outstanding 6,686,070 shares of EPL Common Stock held by 291 holders of record.

REMOVAL OF DIRECTORS

     PIC. The PIC Bylaws provide that any director, other than a director elected by holders of preferred stock of the corporation voting as a class, may be removed at any time upon the vote of stockholders representing two-thirds of the voting power of all of the then-outstanding shares of voting stock of the corporation, voting together as a single class.

     EPL. The EPL Bylaws provide that the entire EPL Board or any individual director may be removed from office without cause by approval of the holders of at least a majority of the shares provided, that unless the entire EPL Board is removed, an individual director cannot be removed when the votes cast against such removal, or not consenting in writing to such removal, would be sufficient to elect such director if voted cumulatively at an election of directors at which time the same total number of votes were cast, or, if such action is taken by written consent in lieu of a meeting, all shares entitled to vote were voted, and the entire number of directors authorized at the time of the director's most recent election were then being elected. If any or all directors are so removed, new directors may be elected at the same meeting or by such written consent. The EPL Board may declare vacant the office of any director who has been declared of unsound mind by an order of court or convicted of a felony.

ANNUAL MEETINGS

     PIC. The PIC Bylaws provide that at an annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the PIC Board or by any PIC stockholder who complies with certain notice procedures. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of PIC. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting certain specified information, including a brief description of the business proposed to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, the name and address of the stockholder proposing such business, the number of shares of PIC Common Stock which are beneficially owned by the stockholder, and any material interest of the stockholder in such business. If the foregoing provisions are not complied with, the business not properly brought before the meeting shall not be transacted.

     EPL. The EPL Bylaws provide that any matter relating to the affairs of the corporation, whether or not stated in the notice of the meeting, may be brought up for action except for certain specified matters which the CCC requires to be stated in the notice of the meeting.

NOTICE OF NOMINATIONS

     PIC. The PIC Bylaws provide that nominations for the election of directors may be made by the PIC Board or by any stockholder entitled to vote for the election of directors generally. However, a stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been delivered to or mailed to the Secretary of PIC at the principal executive offices of PIC not later than 7 days prior to the date of such stockholders' meeting.

     EPL. Neither the EPL articles, EPL Bylaws nor the CCC provide for similar procedures in respect of nominations of directors by shareholders.

SPECIAL MEETINGS

     PIC. Under the PIC Bylaws, special meetings of its stockholders may be called only by a majority of the then authorized number of directors.

     EPL. Under the EPL Bylaws, special meetings of its shareholders may be called by a majority of the EPL Board, the Chairman of the Board, if any, Vice Chairman of the Board, if any, the President, if any, the Secretary, or by any officer instructed by the EPL Board to call the meeting. Additionally, special meetings may be called in a like manner by the holders of shares entitled to cast not less than 10% of the votes at a meeting being called.

PROXIES

     PIC. Under the PIC Bylaws, voting by proxy is allowed so long as the proxy complies with the NGCL and is filed with the Secretary of the corporation. The NGCL specify that no such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing the proxy specifies the length of time for which the proxy shall remain in force (which in no case may exceed seven (7) years from the date of its execution). Any proxy duly executed is not revoked and continues in force until revoked by another instrument or a duly executed proxy bearing a later date filed with or transmitted to the Secretary of PIC or another person or persons appointed by the corporation to count the votes of the stockholders and determine the validity of proxies and ballots.

     EPL. Under the EPL Bylaws, voting by proxy is similarly allowed. However, no proxy is valid after the expiration of eleven (11) months from the date of its execution unless otherwise provided in the proxy. Any such duly executed proxy continues in force until revoked by the person executing it prior to the vote or written action thereto.

QUORUM

     PIC. The PIC Bylaws specify that the holders of a majority of the stock issued and outstanding and entitled to vote in person or by proxy shall constitute a quorum at all meetings. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote at such meeting have the power to adjourn the meeting from time to time, but not for a period of more than thirty (30) days, until a quorum is present at which time any business which might have been transacted at the meeting as originally notified may be conducted at such adjourned meeting.

     EPL. The EPL Bylaws specify that a majority of the shares entitled to vote at any meeting constitutes a quorum. The shareholders present at a meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum if any action taken is approved by at least a majority of the shares required to constitute a quorum. If, however, a quorum is not present, no business other than adjournment of the meeting may be conducted.

VOTING RIGHTS

     PIC. The PIC Bylaws provide that each outstanding share, regardless of class, is entitled to one vote on each matter submitted to vote at a meeting, except as limited by the PIC Articles or the NGCL. No cumulative voting is permitted.

     EPL. The EPL Bylaws, subject to the CCC, permit cumulative voting at any election of directors provided the name of the candidate or candidates has been placed in nomination prior to the voting and the shareholder has given notice of the intention to cumulate the shareholder's votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for such candidates in nomination.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

     PIC. The NGCL provides that, in order to amend the articles of incorporation, a corporation's board of directors must call a meeting, special or annual, of the stockholders to approve the amendment. The amendment to the articles of incorporation must be recommended to the stockholders by the board of directors and, the amendment must be approved by a majority of the voting power of the corporation by an affirmative vote.

     The PIC Bylaws provide that, except as provided in the PIC Articles, the PIC Bylaws may be altered, amended or repealed by the affirmative vote of a majority of all directors then holding office at any meeting of the PIC Board. In addition, any bylaws may be altered, amended, repealed or any new bylaws be adopted by the stockholders at an annual or special meeting called for such a purpose.

     EPL. The CCC provides that, in order to amend the articles of incorporation, a corporation's board of directors must call a meeting, special or annual, of the shareholders to approve the amendment. The amendment to the articles of incorporation must be recommended to the shareholders by the board of directors and, the amendment must be approved by a majority of the voting power of the corporation by an affirmative vote. The CCC also permits a majority of the shareholders to initiate such action, subject to subsequent approval by the board of directors.

     The EPL Bylaws provide that such Bylaws may be altered, amended or repealed by the affirmative vote of a majority of all directors then holding office at any meeting of the EPL Board or by the shareholders entitled to exercise a majority of the voting power; provided, however, that the EPL Board does not have control over any provision in the EPL Bylaws which fixes or changes the authorized number of directors of EPL; provided, further, that any control over the EPL Bylaws vested in the EPL Board is subject to the authority of the aforesaid shareholders to amend or repeal such Bylaws or to adopt new Bylaws.

EXCULPATION AND INDEMNIFICATION

     PIC. The PIC Articles provide that no director or officer of PIC shall be personally liable to PIC or its stockholders for damages for breach of duty of care or other duty as a director or officer, except for liabilities that the NGCL provides may not be limited or eliminated, including intentional misconduct, fraud or knowing violation of law. The Nevada courts have interpreted such exceptions to include a prohibition on the limitation or elimination of liability for violations of federal and state securities laws. Additionally, the PIC Articles and Bylaws provide that the corporation shall indemnify to the fullest extent permitted by the NGCL, any individual made a party to a proceeding, because he is or was a director or officer of PIC or a director, officer, employee or representative of another entity at PIC's request, against liability if such person acted in a manner he believed in good faith to be in or not opposed to the best interests of PIC and, in the case of any criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful. The PIC Bylaws give the PIC Board discretion to provide indemnity to its employees and agents with the same scope and effect as the foregoing indemnification of officers and directors.

     EPL. The EPL Articles provide that liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under the CCC. Additionally, the EPL Articles and Bylaws provide that EPL may indemnify to the fullest extent permitted by the CCC, any individual made a party to a proceeding, because he is or was an agent of EPL, against liability if such person acted in a manner he believed in good faith to be in or not opposed to the best interests of EPL and, in the case of any criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful. The California courts have generally taken the position that indemnification is not available for violations of federal and state securities laws.

DISSOLUTION

     PIC. The NGCL provides that a corporation's board of directors may propose dissolution for submission to the stockholders and that for a proposal to be adopted, the stockholders entitled to vote must approve the proposal to dissolve, unless the articles of incorporation or the board of directors requires a greater vote or a vote by voting groups, by a majority of all the votes entitled to be cast on that proposal.

     EPL. The CCC provides that any corporation may elect voluntarily to wind up and dissolve by the vote of the shareholders holding a majority of the voting power.

                                    EXPERTS

     The consolidated financial statements of PIC for the year ended December 31, 1995 appearing in this Proxy Statement/Prospectus and Registration Statement have been audited by Corbin & Wertz , independent auditors, as set forth in their reports thereon appearing elsewhere herein. Such consolidated financial statements are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of PIC as of and for the years ended December 31, 1996 and 1997, included in this Proxy Statement/Prospectus, have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their reports which are included herein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The fairness opinion regarding the terms of the Acquisition, incorporated by reference in this Proxy Statement/Prospectus and Registration Statement, has been prepared by North American Capital Partners. Such opinion is included herein on reliance upon the authority of such firm as experts in financial advisory services.

                                 LEGAL MATTERS

     The legality of the shares of PIC Common Stock being offered hereby is being passed upon for PIC by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. The federal income tax treatment of the Transaction is being passed upon for PIC and EPL by Gary C. Wykidal & Associates, Costa Mesa, California.

                             STOCKHOLDER PROPOSALS

     In order to be eligible for inclusion in PIC's proxy solicitation materials for its 1999 annual meeting of stockholders, any stockholder proposal to be considered at such meeting must have been received by PIC on or before January 16, 1999. Any such proposal will be subject to the requirements contained in the PIC Bylaws relating to stockholder proposals and the proxy rules under the Exchange Act. See "CERTAIN DIFFERENCES IN THE RIGHTS OF PIC AND EPL SHAREHOLDERS."

                                    ANNEX A
                                    -------

                     AGREEMENT AND PLAN OF REORGANIZATION

                                    ANNEX B
                                    -------

                      PLAN OF LIQUIDATION AND DISSOLUTION

                                                                         ANNEX B

                      PLAN OF LIQUIDATION AND DISSOLUTION
                             OF EPL PRO-LONG, INC.,
                            A CALIFORNIA CORPORATION

     This Plan of Liquidation and Dissolution (the "Plan") of EPL Pro-Long, Inc., a California corporation ("EPL"), is for the purpose of effecting the complete liquidation and dissolution of EPL in accordance with Sections 336 and 368(a)(1)(C) and (a)(2)(G) of the Internal Revenue Code of 1986, as amended (the "Code"), Chapters 19 and 20 of the California Corporations Code (the "CCC"), and in accordance with the terms and provisions of the Agreement and Plan of Reorganization between EPL and Prolong International Corporation ("PIC"), dated as of February 5, 1998 (the "Agreement"), pursuant to the following steps:

     A. The Plan shall be adopted by the vote of the holders of a majority of the outstanding shares of EPL entitled to vote thereon at a duly authorized meeting of EPL's shareholders, and shall become effective upon the Closing Date of the transaction described in and contemplated by the Agreement.

     B. EPL, through its officers and directors, shall take the following action:

          1. Sell substantially all of its assets to PIC solely for common stock of PIC, as set forth in the Agreement, and otherwise sell or liquidate its remaining assets into cash to the extent deemed necessary by the officers and the directors of EPL (subject to Section 2001(g) of the CCC).

          2. Immediately cease doing business as a going concern and continue its activities merely for the purpose of winding up its affairs.

          3. Within 30 days of the date of adoption of the Plan, the officers of EPL shall file with the Internal Revenue Service duly completed and executed original copies of IRS Form 966, Corporate Dissolution or Liquidation, together with any attachments or exhibits required for filing such forms as required by the applicable provisions of the Code.

          4. The officers of EPL shall cause EPL to pay all fixed liabilities of EPL known to the officers through and including the close of EPL's final fiscal year, including but not limited to property, income and other applicable taxes, legal and accounting fees and costs of winding up, distribution and dissolution of EPL.

          5. As soon as is practicable following the payment of EPL's known liabilities in accordance with subparagraph 4, and in all events within six (6) months of the adoption of this Plan in accordance with paragraph A hereof, distribute all of its remaining assets, including its shares of common stock of PIC to its shareholders, on a pro rata basis by one or more liquidating distributions, in full and complete cancellation and redemption of all of the outstanding shares of stock of EPL. The distribution of the assets of EPL shall be made to its shareholders on the following conditions:

              (a) that on demand made by the EPL Board of Directors, each shareholder shall surrender, for cancellation, the certificate or certificates evidencing his or her ownership of common stock of EPL; and

              (b) that the officers of EPL shall file or cause to be filed with the Internal Revenue Service duly completed and executed copies of IRS Form 1099DIV reporting liquidating distributions to the shareholders as required pursuant to the Code.

          6. The officers of EPL shall cause EPL to obtain a tax clearance certificate from the California Franchise Tax Board pursuant to filing California Form 3555.

          7. The officers of EPL shall prepare or cause to be prepared, and shall cause to be filed the final income tax returns of EPL with the California Franchise Tax Board and the IRS, and shall cause EPL to pay any applicable taxes.

          8. The officers of EPL shall close any outstanding bank or brokerage accounts, credit card accounts and charge accounts of EPL and shall pay any outstanding balances on such accounts.

          9. The officers and the directors of EPL shall also file such documents and do any and all acts and things necessary to carry out, perform, implement and consummate the Plan and to wind up corporate affairs and dissolve EPL, including, but not limited to:

              (a) the election of officers and employment of agents and attorneys to liquidate and wind up the affairs of EPL;

              (b) the continued conduct of the business of EPL, insofar as is necessary for the disposal or winding up thereof;

              (c) the performance under contracts of EPL and the collection, payment, compromise and settlement of debts and claims for and against EPL;

              (d) the defense of suits brought against EPL;

              (e) the filing of suits, in the name of EPL, for all sums due or owing to EPL and to recover any of its property;

              (f) the collection of any amounts remaining unpaid on subscriptions to shares and to recover unlawful distributions;

              (g) the execution of bills of sale and deeds of conveyance in the name of EPL; and

              (h) the execution of contracts in the name of EPL and the performance of all acts which may be proper or convenient for purposes of winding up, settling and liquidating the affairs of EPL.

          10. After completion of the items described above in Paragraphs 1 through 9, inclusive, the Directors of EPL shall prepare, execute and verify a Certificate of Dissolution on behalf of EPL pursuant to the provisions of
Section 1905 of the California Corporations Code, and shall file or cause the Certificate to be filed in the Office of the Secretary of State of California.

     C. The directors and officers of EPL shall have the power to adopt all resolutions, execute all documents, and file all necessary papers, and take all other action they may deem necessary or desirable for the purpose of effecting the complete liquidation and dissolution of EPL under Sections 336 and 368(a)(1)(C) and (a)(2)(G) of the Code, and Chapters 19 and 20 of the CCC.

                                    ANNEX C
                                    -------

              FAIRNESS OPINION OF NORTH AMERICAN CAPITAL PARTNERS

April 27, 1998

Board of Directors
EPL Prolong, Inc.
22681 Sweet Meadow
Mission Viejo, CA 92692

Members of the Board:

North American Capital Partners, a California corporation ("NACP") was retained by EPL Prolong, Inc. ("EPL" or the "Company") to render an opinion as to whether the terms of the proposed asset purchase transaction (the "Transaction") between EPL and Prolong International Corporation ("PIC"), is fair, from a financial point of view, to the holders of EPL common stock (the "Opinion). The Opinion of NACP does not address any other aspect of the proposed Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should consent to the approval of the Transaction.

We understand that EPL and PIC have entered into the Agreement pursuant to which PIC will purchase substantially all of the assets and assume certain of the liabilities of EPL and, in consideration thereof, issue and deliver to EPL at the closing of the Transaction one certificate representing two million nine hundred ninety-three thousand thirty-five (2,993,035) shares of PIC Common Stock, $0.001 par value per share ("New Shares"). The Transaction is intended to qualify as a tax-free reorganization under Sections 368(a)(1)C and (a)(2)(G) of the Internal Revenue Code of 1986, as amended and, accordingly, EPL will be required to consummate a dissolution following consummation of the Transaction. EPL will distribute all of its assets, including the shares of PIC Common Stock issued to EPL pursuant to the Agreement, to its shareholders (the "Dissolution"). As of March 31, 1998, PIC had 25,464,500 shares of common stock issued and outstanding and options outstanding for the purchase of 1,355,378 additional common shares which were issued under a Stock Incentive Plan. Following the Transaction, PIC will have 28,457,535 shares issued and outstanding. The New Shares will thus represent approximately ten and one-half percent (10.5%) of the economic value of PIC immediately following the Transaction. Each of the holders of record of PIC common stock is entitled to one (1) vote per share thereof in the election of PIC's directors and all other matters submitted to each such holder for a vote of stockholders. There are no cumulative voting rights with respect to the election of PIC's directors, and no conversion rights or sinking fund provisions applicable to its capital stock. Further, there are important restrictions on the ability of the EPL shareholders to realize immediately the value of PIC common stock which they will receive in the Dissolution. Upon approval of the Transaction, each EPL shareholder in the Dissolution shall be subject to a transfer restriction whereby all PIC common stock may not be sold, distributed, or otherwise disposed of for a period of 365 days following the date of the Closing without the prior written consent of PIC.

Furthermore, we understand that the Transaction is expected to be considered by the shareholders of EPL at a special meeting to be held after regulatory approval, tax ruling and satisfaction of other closing conditions and to be consummated shortly thereafter. NACP has performed an analysis and evaluation of all relevant information as described below in its determination as to whether the terms of the Transaction are fair, from a financial point of view, to holders of EPL stock.

The scope of our analysis included, but was not limited to, the following: (i) review of the Agreement and Plan of Reorganization, and other related acquisition documents to be entered into by the parties in connection with the Transaction (collectively the "Transaction Agreements"), in substantially final form as provided to us by each company, (ii) discussions with each company's management regarding the company's history, structure, products, markets, competition, and prospects for the future; (iii) examination of all available documentation relating to the companies, their assets, operations, and financial results including PIC's audited financial statements for fiscal years ended December 31, 1995,

1996, & 1997 and its 1997 Form 10k and EPL's unaudited financial statements for the same years; (iv) review of certain estimates of cost savings, synergistic and other combination benefits, (v) review of the pro forma financial impact of the Transaction on each entity, (vi) review and comparison with certain publicly available financial information and stock market data of other similar publicly traded companies, (vii) review and comparison of the financial terms of certain recent acquisitions of similar companies, (viii) review of discounted cash flow analyses provided by the companies, (ix) review and analysis of historical market prices and trading activity for the common shares of PIC, and (x) preparation of such other studies, analyses, inquiries and investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us, or reviewed for us, by the companies. With respect to the projected financial results of such business and the projected benefits, we have assumed that they have been reasonably prepared on bases reflecting the best currently available information, estimates, and judgments of the respective senior management's of EPL and PIC as to the anticipated future performance of their respective companies and as to the anticipated projected benefits within the time frames forecast therein. We have not assumed any responsibility for independent verification of such information and have relied upon the assurances of the management of EPL and PIC that they are unaware of any facts that would make the information provided to, or reviewed by, us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of EPL or PIC nor have we been furnished with any such appraisals. We note that the transaction is intended to qualify as a reorganization within the meaning of
Section 368 of the IRC, and we have assumed that it will so qualify. In addition, we have assumed that the Transaction agreements in the form finally entered into will not differ in any material respect from the drafts furnished to us, and that the Transaction will be consummated on the terms set forth in the Transaction Agreements with waiver or amendment or any of the terms thereof. Our Opinion is necessarily based on the economic, market, competitive and other conditions, and governmental policies and practices in the lubrication industry, as in effect on, and the information made available to us as of, the date hereof. No opinion is expressed herein as to the price which the new securities of PIC to be issued to the shareholders of EPL may trade at anytime.

We have acted as a financial advisor to EPL in connection with the Transaction by provision of this Opinion, and will receive a fee for such advisory services, payment of which is not contingent upon consummation of the Transaction.

It is understood that this letter is intended for the benefit and use of the Board of Directors of EPL and is not, subject to provisions within our engagement letter dated April 14, 1998, to be reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any manner without our prior written consent, which shall not be unreasonably withheld. This Opinion does not address either company's underlying decision to effect the Transaction and does not constitute a recommendation to any shareholder as to how any such shareholder should vote on the Transaction.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the financial terms of the Transaction are fair, from a financial point of view, to the shareholders of EPL.

Best regards,
NORTH AMERICAN CAPITAL PARTNERS



Raymond L. Clark
Managing Director

                                    ANNEX D
                                    -------

             CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW

                                    ANNEX D
                                    -------

             CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW
                              DISSENTERS' RIGHTS

SECTION 1300. RIGHT TO REQUIRE PURCHASE--"DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DEFINED.

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
     (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
     (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SECTION 1301. DEMAND FOR PURCHASE.

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SECTION 1302. ENDORSEMENT OF SHARES.

     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SECTION 1303. AGREED PRICE--TIME FOR PAYMENT.

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SECTION 1304. DISSENTER'S ACTION TO ENFORCE PAYMENT

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SECTION 1305. APPRAISERS' REPORT--PAYMENT--COSTS.

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

SECTION 1306. DISSENTING SHAREHOLDER'S STATUS AS CREDITOR.

     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SECTION 1307. DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SECTION 1308. CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SECTION 1309. TERMINATION OF DISSENTING SHAREHOLDER STATUS.

     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SECTION 1310. SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION

     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

SECTION 1311. EXEMPT SHARES.

     This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SECTION 1312. ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                         INDEX TO FINANCIAL STATEMENTS


Prolong International Corporation and Subsidiaries
--------------------------------------------------

     Independent Auditors' Report for the Years Ended December 31,
          1997 and 1996............................................................  F-2

     Independent Auditors' Report for the Year Ended December 31, 1995.............  F-3

     Consolidated Balance Sheets as of March 31, 1998 (unaudited),
          December 31, 1997 and December 31, 1996..................................  F-4

     Consolidated Statements of Operations for the Three Months Ended
          March 31, 1998 and March 31, 1997 (unaudited) and for the Years
          Ended December 31, 1997, 1996 and 1995...................................  F-6

     Consolidated Statements of Stockholders' Equity for the Three Months
          Ended March 31, 1998 (unaudited) and for the Years Ended
          December 31, 1997, 1996 and 1995.........................................  F-7

     Consolidated Statements of Cash Flows for the Three Months Ended
          March 31, 1998 and March 31, 1997 (unaudited) and for the Years
          Ended December 31, 1997, 1996 and 1995...................................  F-8

     Notes to Consolidated Financial Statements....................................  F-10

EPL Pro-Long, Inc.
---------------------

     Unaudited Balance Sheets as of March 31, 1998
          and April 30, 1997 and 1996..............................................  F-22

     Unaudited Statements of Operations and Retained Deficit for
          the Eleven Months Ended March 31, 1998 and 1997..........................  F-23

     Unaudited Statements of Operations and Retained Deficit for
          the Years Ended April 30, 1997, 1996 and 1995............................  F-24

     Unaudited Statements of Cash Flows for the Eleven Months
          ended March 31, 1998 and 1997............................................  F-25

     Unaudited Statements of Cash Flows for the Years Ended
          April 30, 1997, 1996 and 1995............................................  F-26

     Notes to Unaudited Financial Statements.......................................  F-27

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Prolong International Corporation:


We have audited the accompanying consolidated balance sheets of Prolong International Corporation and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Prolong International Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Costa Mesa, California
March 4, 1998

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Prolong International Corporation:


We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Prolong International Corporation and subsidiary for the year ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Prolong International Corporation and subsidiary for the year ended December 31, 1995, in conformity with generally accepted accounting principles.


                                      /s/  Corbin & Wertz

                                      CORBIN & WERTZ

Irvine, California
February 23, 1996

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                        MARCH 31,            DECEMBER 31,
                                                          1998            1997          1996
                                                          ----            ----          ----
                                                       (UNAUDITED)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                             $  3,329,077       $  6,180,983   $ 5,063,585
Accounts receivable, net of allowance for
  doubtful accounts of $331,295, $242,724
  and $94,282 in 1998, 1997 and 1996,
  respectively                                           7,927,142          3,880,571     1,361,878
Subscriptions receivable                                                                    189,500
Inventories                                              2,711,185          1,300,691     1,534,938
Prepaid expenses                                           991,126            711,242       180,609
Prepaid television time                                    367,039          1,022,144       367,161
Advances to employees                                      245,570            227,896         3,675
Deferred tax asset                                                                           44,289
                                                      ------------       ------------   -----------

    Total current assets                                15,571,139         13,323,527     8,745,635

PROPERTY AND EQUIPMENT, net                                433,004            219,683       117,758

OTHER ASSETS                                                74,540             82,724       115,462

DEPOSITS                                                   154,787            122,716        44,462
                                                      ------------       ------------   -----------

TOTAL ASSETS                                          $ 16,233,470       $ 13,748,650   $ 9,023,317
                                                      ============       ============   ===========

                See notes to consolidated financial statements.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

--------------------------------------------------------------------------------

                                                                       MARCH 31,             DECEMBER 31,
                                                                        1998          1997                1996
                                                                        ----          ----                ----
                                                                     (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                     $ 1,868,936      $ 1,074,098         $  748,870
Accrued expenses                                                       1,727,735        1,663,321            703,222
Income taxes payable                                                   1,297,684        1,278,684            251,563
Deferred income taxes                                                     23,693           23,693
Other current liabilities                                                                                     28,812
                                                                     -----------      -----------         ----------

    Total current liabilities                                          4,918,048        4,039,796          1,732,467

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.001 par value; 50,000,000 shares
 authorized; no shares issued or outstanding
Common stock, $0.001 par value; 150,000,000 shares authorized;
 25,464,500, 25,464,500 and 25,453,700 shares issued and
 outstanding in 1998, 1997
 and 1996, respectively                                                   25,465           25,465             25,454
Common stock subscribed                                                                                          156
Additional paid-in capital                                             7,393,451        7,393,451          7,767,855
Retained earnings                                                      3,896,506        2,289,938            157,385
Note receivable issued for common stock                                                                     (660,000)
                                                                     -----------      -----------         ----------

    Total stockholders' equity                                        11,315,422        9,708,854          7,290,850
                                                                     -----------      -----------         ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                     $16,233,470      $13,748,650         $9,023,317
                                                                     ===========      ===========         ==========

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                  THREE MONTHS ENDED                    YEAR ENDED
                                                      MARCH 31,                         DECEMBER 31,
                                                1998           1997          1997          1996          1995
                                            -------------  ------------  ------------  ------------  ------------
                                             (UNAUDITED)   (UNAUDITED)
NET REVENUES                                 $10,848,742   $ 5,784,089    $29,846,795   $15,813,493  $   390,506

COST OF GOODS SOLD                             2,005,414     1,419,024      5,735,238     4,660,926      211,220
                                             -----------   -----------    -----------   -----------  -----------

GROSS PROFIT                                   8,843,328     4,365,065     24,111,557    11,152,567      179,286

OPERATING EXPENSES:
Selling expenses                               4,740,601     3,343,242     17,259,469     8,218,450
General and administrative expenses            1,342,704       591,560      3,523,200     2,041,102      595,015
                                             -----------   -----------    -----------   -----------  -----------

  Total operating expenses                     6,083,305     3,934,802     20,782,669    10,259,552      595,015
                                             -----------   -----------    -----------   -----------  -----------

OPERATING INCOME (LOSS)                        2,760,023       430,263      3,328,888       893,015     (415,729)

OTHER INCOME (EXPENSE), net:
Interest expense                                    (977)         (750)        (8,185)      (51,666)
Interest income                                   60,522        52,179        249,214        15,224        1,589
Dividend income                                                                              71,879
                                             -----------   -----------    -----------   -----------  -----------

  Total other income, net                         59,545        51,429        241,029        35,437        1,589
                                             -----------   -----------    -----------   -----------  -----------

INCOME (LOSS) BEFORE PROVISION
  FOR INCOME TAXES                             2,819,568       481,692      3,569,917       928,452     (414,140)

PROVISION FOR INCOME TAXES                     1,213,000       202,044      1,437,364       207,274        1,600
                                             -----------   -----------    -----------   -----------  -----------

NET INCOME (LOSS)                            $ 1,606,568   $   279,648    $ 2,132,553   $   721,178  $  (415,740)
                                             ===========   ===========    ===========   ===========  ===========

NET INCOME (LOSS) PER SHARE:
Basic                                              $0.06         $0.01          $0.08         $0.03       $(0.02)
                                             ===========   ===========    ===========   ===========  ===========
Diluted                                            $0.06         $0.01          $0.08         $0.03       $(0.02)
                                             ===========   ===========    ===========   ===========  ===========

WEIGHTED AVERAGE COMMON
  SHARES:
Basic                                         25,464,500    25,479,728     25,508,035    23,463,620   17,156,501
Dilutive Options Outstanding                     425,755                      182,739
                                             -----------   -----------    -----------   -----------  -----------
Diluted                                       25,890,255    25,479,728     25,690,774    23,463,620   17,156,501
                                             ===========   ===========    ===========   ===========  ===========

                See notes to consolidated financial statements.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES





                See notes to consolidated financial statements.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------


                                                                                       COMMON STOCK           ADDITIONAL
                                                            COMMON STOCK                SUBSCRIBED             PAID-IN
                                                       -----------------------------------------------------
                                                          SHARES      AMOUNT         SHARES      AMOUNT        CAPITAL
BALANCES, December 31, 1994                                500,000    $   500      13,767,500   $ 13,768      $  261,317

Shares issued for cash, net of costs of $48,000          1,700,000      1,700                                    325,300
Shares issued for common stock subscribed               13,767,500     13,768     (13,767,500)   (13,768)
Issuance of shares to effect reverse acquisition           789,535        789                                       (789)
Shares issued for cash, net of costs of $33,000          1,980,000      1,980                                    394,520
Shares subscribed for receivable, net of costs
  of $8,000                                                                           320,000        320          71,680
Shares issued for services                                 445,000        445                                    110,805
Contributed services                                                                                              24,000
Net loss
                                                       -----------    -------     -----------   --------      ----------

BALANCES, December 31, 1995                             19,182,035     19,182         320,000        320       1,186,833

Shares issued for cash                                   4,891,665      4,892                                  5,317,738
Shares issued for services                                 730,000        730                                    394,270
Issuance of shares previously subscribed                   320,000        320        (320,000)      (320)
Shares subscribed                                                                     155,800        156         209,344
Shares issued in exchange for a note receivable            330,000        330                                    659,670
Net income
                                                       -----------    -------     -----------   --------      ----------

BALANCES, December 31, 1996                             25,453,700     25,454         155,800        156       7,767,855

Shares issued for cash                                       5,000          5                                     12,495
Shares issued for services                                 180,000        180                                    229,270
Issuance of shares previously subscribed                   155,800        156        (155,800)      (156)
Cancellation of shares previously issued                  (330,000)      (330)                                  (659,670)
Charge to bring options to fair value                                                                             43,501
                                                       -----------    -------     -----------   --------      ----------
                                                        25,464,500     25,465              --         --       7,393,451
                                                       ===========    =======     ===========   ========      ==========
                                                               (ACCUMULATED
                                                                  DEFICIT)                     TOTAL
                                                                  RETAINED       NOTE      STOCKHOLDERS'
                                                                  EARNINGS    RECEIVABLE       EQUITY
BALANCES, December 31, 1994                                     $ (148,053)   $      --     $  127,532

Shares issued for cash, net of costs of $48,000                                                327,000
Shares issued for common stock subscribed
Issuance of shares to effect reverse acquisition
Shares issued for cash, net of costs of $33,000                                                396,500
Shares subscribed for receivable, net of costs
  of $8,000                                                                                     72,000
Shares issued for services                                                                     111,250
Contributed services                                                                            24,000
Net loss                                                          (415,740)                   (415,740)
                                                                ----------    ---------    -----------

BALANCES, December 31, 1995                                       (563,793)                    642,542

Shares issued for cash                                                                       5,322,630
Shares issued for services                                                                     395,000
Issuance of shares previously subscribed
Shares subscribed                                                                              209,500
Shares issued in exchange for a note receivable                                (660,000)
Net income                                                         721,178                     721,178
                                                                ----------    ---------    -----------

BALANCES, December 31, 1996                                        157,385     (660,000)     7,290,850

Shares issued for cash                                                                          12,500
Shares issued for services                                                                     229,450
Issuance of shares previously subscribed
Cancellation of shares previously issued                                        660,000
Charge to bring options to fair value                                                           43,501
Net income                                                       2,132,553                   2,132,553
                                                                ----------    ---------   ------------

BALANCES, December 31, 1997                                      2,289,938           --      9,708,854
                                                                ==========    =========   ============

                See notes to consolidated financial statements.

Net income
                                                       -----------    -------     -----------   --------      ----------

BALANCES, December 31, 1997                             25,464,500    $25,465              --   $     --       7,393,451
                                                       ===========    =======     ===========   ========      ==========
Net income (unaudited)                                  1,606,568                   1,606,568
                                                       ----------    ---------   ------------

BALANCES, March 31, 1998 (unaudited)                   $3,896,506    $      --   $ 11,315,422
                                                       ==========    =========   ============

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                           THREE MONTHS ENDED                   YEAR ENDED
                                                               MARCH 31,                        DECEMBER 31,
                                                          1998          1997          1997          1996         1995
                                                      ------------  ------------  ------------  ------------  -----------
                                                      (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                     $ 1,606,568   $   279,648   $ 2,132,553   $   721,178   $ (415,740)
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
    activities:
  Depreciation and amortization                            20,535        17,521        82,172        42,874       23,116
  Provision for doubtful accounts                          88,571       (38,730)      148,442        89,504        4,778
  Expense recorded upon subscription of shares                                                                   111,250
  Contributed services                                                                                            24,000
  Deferred taxes                                                                       67,982       (44,289)
  Reserve for obsolescence                                 22,500        88,271       100,000        (2,432)
  Common stock issued in exchange for services                           18,750       229,450       395,000
  Compensation costs related to options                                                43,501
  Changes in assets and liabilities:
    Accounts receivable                                (4,135,142)       71,669    (2,667,135)   (1,418,855)     (30,064)
    Inventories                                        (1,432,994)   (1,224,710)      134,247    (1,486,298)     (46,208)
    Prepaid expenses                                     (279,884)     (145,000)     (530,633)      162,669     (328,702)
    Prepaid television time                               655,105        62,253      (654,983)     (367,161)
    Deposits                                              (32,071)                    (78,254)      (25,000)
    Accounts payable                                      794,838       (91,580)      325,228       673,252       66,375
    Accrued expenses                                       64,414      (134,366)      960,099       692,222
    Income taxes payable                                   19,000       (42,356)    1,027,121       249,963
    Other liabilities                                                                                              1,391
                                                      -----------   -----------   -----------   -----------   ----------

      Net cash provided by (used in) operating         (2,608,560)   (1,138,630)    1,319,790      (317,373)    (589,804)
       activities

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                      (225,672)      (22,979)     (151,359)      (97,489)
Increase in other assets                                                                            (57,500)     (19,053)
Employee advances                                         (17,674)      (18,841)     (224,221)       (3,313)
                                                      -----------   -----------   -----------   -----------   ----------

      Net cash used in investing activities              (243,346)      (41,820)     (375,580)     (158,302)     (19,053)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on other current liabilities                                      (713)      (28,812)       (5,466)
Proceeds from issuance of common stock                                   12,500        12,500     5,322,630      723,500
Proceeds from subscriptions receivable                                  150,000       189,500       100,000
                                                      -----------   -----------   -----------   -----------   ----------

      Net cash provided by financing activities                         161,787       173,188     5,417,164      723,500
                                                      -----------   -----------   -----------   -----------   ----------

                See notes to consolidated financial statements.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

--------------------------------------------------------------------------------

                                                            THREE MONTHS ENDED                  YEAR ENDED
                                                                 MARCH 31,                      DECEMBER 31,
                                                           1998           1997          1997         1996        1995
                                                       -------------  -------------  -----------  -----------  ---------
                                                        (UNAUDITED)    (UNAUDITED)
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                     $(2,851,906)   $(1,018,663)  $ 1,117,398   $4,941,489   $ 114,643
                                                       ------------   -----------   -----------   ----------   ---------
CASH AND CASH EQUIVALENTS,
  beginning of period                                    6,180,983      5,063,585     5,063,585      122,096       7,453

                See notes to consolidated financial statements.

  PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

CASH AND CASH EQUIVALENTS, end of period               $ 3,329,077    $ 4,044,922   $ 6,180,983   $ 5,063,585  $ 122,096
SUPPLEMENTAL DISCLOSURES -
  Cash paid during the period for:
    Income taxes                                       $ 1,194,000    $   245,000   $   366,000   $       800  $      --
    Interest                                           $       977    $       750   $     8,186   $    51,666  $      --

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:

During the first quarter of 1997, the Company completed the following transactions:
 Issued 37,500 shares of common stock in exchange for services valued at
  $18,750.
 Issued 60,000 shares of common stock previously committed.

During the first quarter of 1997, the Company completed the following transactions:
 Issued 37,500 shares of common stock in exchange for services valued at
  $18,750.
 Issued 60,000 shares of common stock previously committed.
 Canceled 330,000 previously issued shares of common stock and a related note receivable of $660,000.
 Recorded $43,501 to additional paid-in capital to bring options to fair value.

During 1996, the Company completed the following transactions:
 Issued 730,000 shares of common stock in exchange for services valued at
  $395,000.
 Issued 320,000 shares of common stock previously committed.
 Issued 330,000 shares of common stock in exchange for a note receivable of $660,000.

 Issued subscriptions receivable of $209,500 in exchange for 155,800 shares of common stock subscribed.

 Purchased automotive equipment for $34,278 in exchange for a note payable.

During 1995, the Company completed the following transactions:
 Issued 13,767,500 shares of common stock previously subscribed.
 Issued subscriptions receivable of $80,000 net of costs of $8,000, in exchange for 320,000 shares of common stock subscribed.
 Issued 445,000 shares of common stock in exchange for services valued at
  $111,250.
 Recorded compensation expense and contributed capital of $24,000 for services provided by two key employees.

                See notes to consolidated financial statements.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




1.   BUSINESS


  Prolong International Corporation (PIC) is a Nevada corporation organized on August 24, 1981 as Giguere Industries Incorporated (Giguere). PIC remained dormant from 1987 to June 21, 1995, when, pursuant to a stockholders' action, it acquired 100% of the outstanding stock of Prolong Super Lubricants, Inc., a Nevada corporation (PSL), then changed its name to Prolong International Corporation. The transaction was treated as a reverse acquisition and was accounted for under the purchase method of accounting; however, there were no material assets acquired or liabilities assumed. In 1997, Prolong Foreign Sales Corporation was formed as a wholly-owned subsidiary of PIC.

  PIC, through PSL, is engaged in the manufacture, sale and worldwide distribution (under license - Notes 5, 11 and 13) of a patented complete line of high-performance lubricants.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation - The accompanying consolidated financial statements include the accounts of PIC and its wholly-owned subsidiaries, PSL and Prolong Foreign Sales Corporation (collectively, the Company or Prolong). All significant intercompany accounts have been eliminated in consolidation.

  Cash and Cash Equivalents - Cash and cash equivalents consist of all highly-liquid, short-term investments with an original maturity of three months or less.

  Accounts Receivable - The Company reviews a potential customer's credit history before extending credit and generally does not require collateral.
  The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

  Inventories - Inventories are valued at the lower of cost (determined on the first-in, first-out basis) or market.

  Prepaid Expenses - Prepaid expenses includes $280,337 in advance promotions paid to an entity controlled by officers of the Company. Amounts are expensed when promotional activities occur.

  Capitalized Infomercial Production Costs - The Company capitalizes certain incremental direct costs and payroll-related costs associated with its infomercial production. Capitalized amounts related thereto are expensed over the lesser of six months or the estimated economic life beginning at the time of the first public showing of the infomercial. Amounts expensed in 1997, 1996 and 1995 were $0, $223,748 and $0, respectively.

  Prepaid Television Time - The Company capitalizes the cost of purchasing a time slot for the airing of infomercials. Upon the airing of the infomercial, the related cost is expensed. During 1997, 1996 and 1995, the total amounts expensed for television time were $7,095,400, $5,227,091 and $0, respectively. As of December 31, 1997 and 1996, prepaid television time was $1,022,144 and $367,161, respectively.

  Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

     Computer equipment       3 years
     Office equipment         5 years
     Furniture and fixtures   7 years
     Automotive equipment     5 years
     Exhibit equipment        3 years

  When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. Renewals and betterments which extend the life of an existing asset are capitalized while normal repairs and maintenance costs are expensed as incurred.

  Other Assets - Other assets are comprised of licensed technology and trademarks, which are being amortized over five years.

  Fair Value of Financial Instruments - Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash and cash equivalents, evidence of ownership interest in equity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At December 31, 1997 and 1996, management believes that the carrying amounts of cash and cash equivalents, accounts receivable, subscriptions receivable, notes receivable, accounts payable, other current liabilities, and notes payable approximate fair value because of the short maturity of these financial instruments.

  Accounting For Income Taxes - The Company follows SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statements and the tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

  Revenue Recognition - Revenue is recognized as products are shipped.

  Revenue is also recognized under an arrangement whereby customers responding to television infomercials agree to an upsell. For the year ended December 31, 1997, revenues under this arrangement were $593,388. There was no such revenue for the years ended December 31, 1996 and 1995.

  Net Income (Loss) Per Share - The Company has adopted SFAS No. 128, Earnings per Share, which replaces the presentation of "primary" earnings per share with "basic" earnings per share and the presentation of "fully diluted" earnings per share with "diluted" earnings per share. All previously reported earnings per share amounts have been restated based on the provisions of the new standard. Basic earnings per share are based upon the weighted average number of common shares outstanding. Diluted earnings per share amounts are based upon the weighted average number of common and common equivalent shares for each period presented. Common equivalent shares include stock options assuming conversion under the treasury stock method.

  For the year ended December 31, 1997, the diluted weighted average common shares outstanding included 182,739 of dilutive options. There were no dilutive securities for the years ended December 31, 1996 and 1995.

  Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Stock-Based Compensation - In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation, which requires the determination and disclosure of compensation costs implicit in stock option grants or other stock rights. The Company adopted certain required provisions of this standard for nonemployee transactions during fiscal 1996. Under the employee transaction provisions, companies are encouraged, but not required, to adopt the fair value of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, but are required to disclose in a note to the financial statements pro forma net income and income per share as if the Company had adopted SFAS No. 123. The Company will continue to account for employee stock-based compensation under APB Opinion No. 25.

  Unaudited Interim Financial Statements - The interim financial data as of and for the three months ended March 31, 1998 and 1997 is unaudited; however, in the opinion of management, all adjustments, including normal recurring accruals, considered necessary for a fair presentation of the results for the interim period have been included.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

3.   INVENTORIES

  Inventories at March 31, 1998 (unaudited) and December 31, 1997 and 1996 consist of the following:


                                 1998                1997               1996
      Raw materials          $  494,465          $  415,073         $  416,223
      Finished goods          1,838,811             744,595          1,044,776
      Promotional items         377,909             141,023             73,939
                             ----------          ----------         ----------

                             $2,711,185          $1,300,691         $1,534,938
                             ==========          ==========         ==========

4.   PROPERTY AND EQUIPMENT

  Property and equipment at December 31, 1997 and 1996 consists of the following:

                                                   1997              1996
      Computer equipment                         $135,164          $ 60,823
      Office equipment                             24,319            16,669
      Furniture and fixtures                       11,649            11,649
      Automotive equipment                         35,925            42,626
      Exhibit equipment                            19,813
                                                 --------          --------

                                                  226,870           131,767
      Less accumulated depreciation               (63,443)          (14,009)
                                                 --------          --------

                                                  163,427           117,758
      Building improvements in progress            56,256
                                                 --------          --------

                                                 $219,683          $117,758
                                                 ========          ========


5.   LICENSE AGREEMENT

  The Company entered into a license agreement which requires the Company to pay royalties of 3.5% of sales (as defined) of the Company's products that utilize certain proprietary technology, trademarks and copyrights. The royalty expense under this arrangement for the years ended December 31, 1997, 1996 and 1995 approximated $1,023,869, $553,900 and $0, respectively. The agreement also called for an initial one-time license fee of $106,190, which the Company capitalized and is amortizing over

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

  a five-year period. The Company amortized $21,238, $21,238 and $21,240 for the years ended December 31, 1997, 1996 and 1995, respectively, resulting in accumulated amortization balances of $63,716 and $42,478 as of December 31, 1997 and 1996, respectively. The agreement shall remain in effect as long as the Company has not committed any breach of the terms and provisions of the agreement (Note 13).

6.  ACCRUED EXPENSES

  Accrued expenses consist of the following at December 31:

                                                         1997         1996
         Accrued royalties payable                   $  630,113     $ 354,889
         Sales taxes payable                              8,406        93,727
         Payroll and payroll taxes payable              567,341       235,430
         Accrued commissions payable                    212,338        19,176
         Other                                          245,123
                                                     ----------     ---------

                                                     $1,663,321     $ 703,222
                                                     ==========     =========


7.  LINE OF CREDIT

  In July 1997, the Company entered into a $4,000,000 line of credit arrangement with a bank. Such line is collateralized by receivables and inventories. Borrowings against the line bear interest at either the bank's reference rate or the LIBOR rate plus 2.25%, at the Company's option. The line expires on July 31, 1999, unless renewed, and is subject to an unused commitment fee of .25% per year of the unused balance. The line contains certain financial covenants including a minimum quick ratio and tangible net worth. As of December 31, 1997, there were no borrowings outstanding under this line.

8.  STOCKHOLDERS' EQUITY

  On June 21, 1995, PIC issued 15,967,500 shares of its common stock in exchange for 100% of the common stock of PSL. In addition to these shares, the existing stockholders of PIC at that date held 789,535 shares of common stock.

  During fiscal 1996, the Company issued 4,891,665 shares of restricted unregistered common stock in exchange for $5,322,630, at prices ranging from $.25 to $2.70 per share.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

  The Company issued 730,000 shares of restricted unregistered common stock for services performed by outside consultants during the year ended December 31, 1996. Consulting expense was recorded at share prices ranging from $.25 to $2.00 per share and is included in selling and general and administrative expenses.

  During 1996, the Company issued 320,000 shares of restricted unregistered common stock which had been subscribed for $80,000 in fiscal 1995. The $80,000 was collected in the first quarter of 1996.

  In September 1996, the Company entered into an agreement whereby it issued 330,000 shares of restricted unregistered common stock in exchange for a note receivable of $660,000. In September 1997, the common stock was surrendered to the Company in exchange for the cancellation of the note.

  In 1996, the Company received subscriptions receivable aggregating $209,500 for the sale of 155,800 shares of restricted unregistered common stock. Subscriptions of $20,000 were collected in fiscal 1996, with the balance of $189,500 being collected in the first quarter of 1997. During 1997, the Company issued these 155,800 shares of restricted unregistered common stock.

  In January 1997, the Company issued 5,000 shares of restricted unregistered common stock in exchange for cash of $12,500 or $2.50 per share.

  During 1997, the Company issued 180,000 shares of restricted unregistered common stock for services performed by outside consultants. Consulting expense was recorded at share prices ranging from $1.00 to $2.00 per share. The charge is recorded as a component of selling, general and administrative expenses.

9.  STOCK OPTIONS

  Effective June 4, 1997, the Company adopted the Prolong International Corporation 1997 Stock Incentive Plan (the Plan). Under the Plan, the Company may grant nonqualified or incentive stock options for the benefit of qualified employees, officers, directors, and consultants and other service providers.
  A total of 2,500,000 shares of the Company's common stock may be issued under the Plan. The term of the option is fixed by the administrator of the Plan, but no option may be exercisable more than 10 years after the date of grant.

  In October 1996, the Company granted an option to an employee to purchase 30,000 shares of the common stock of the Company at an exercise price of $5.38 per share, which represented the market value at the date of grant. This option was canceled in 1997 and reissued under the Plan.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

  Stock option activity is as follows:

                                                                      WEIGHTED
                                                                       AVERAGE
                                                     SHARES           EXERCISE
                                                     UNDER              PRICE
                                                     OPTION           PER SHARE
     OUTSTANDING, December 31, 1995                        -           $    -
       Granted                                        30,000           $ 5.38
                                                   ---------

     OUTSTANDING, December 31, 1996                   30,000           $ 5.38
       Granted                                     1,358,688           $ 2.10
       Canceled                                      (33,310)          $(5.04)
                                                   ---------

     OUTSTANDING, December 31, 1997                1,355,378           $ 2.10
                                                   =========

  All but 30,000 of the outstanding options at December 31, 1997 vest over a five-year period. The remaining 30,000 vest in one year. During 1997, the Company issued 256,500 options with a fair value of $582,434 to outside consultants. During 1997, the Company recorded $43,501 in compensation costs related to the partial vesting of these options.

  As of December 31, 1997 and 1996, no options were exercisable.

  The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for stock options. Had compensation cost for the stock option been determined based on the fair value at the grant date consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income would have been the pro forma amounts indicated below:

                                                    1997              1996
     Net income, as reported                     $2,132,553          $721,178
     Net income, pro forma                       $1,888,150          $657,630
     Pro forma earnings per share:
       Basic                                     $     0.07          $   0.03
       Diluted                                   $     0.07          $   0.03

  The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield, expected volatility range of 113% to 148%, risk-free interest rate of 6.9% and an expected life of 7 1/2 years.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

10. INCOME TAXES

  The provision for income taxes consists of the following for the years ended December 31, 1997, 1996 and 1995:

                             1997              1996             1995
   Current:
     Federal               $1,063,979         $178,816          $    -
     State                    301,725           72,747           1,600
     Foreign                    3,678
                           ----------         --------          ------

                            1,369,382          251,563           1,600

   Deferred:
     Federal                   52,462          (34,027)
     State                     15,520          (10,262)
                           ----------         --------          ------

                               67,982          (44,289)
                           ----------         --------          ------

                           $1,437,364         $207,274          $1,600
                           ==========         ========          ======

  The provision for income taxes differs from the amount that would result from applying the federal statutory rate, as follows:

                                                       1997              1996             1995
     Federal statutory income tax rate               $1,213,772        $ 315,674       $(140,808)
     State income taxes, net of federal benefit         209,381           41,241           1,600
     Change in valuation allowance                                      (112,900)         94,808
     Other                                               14,211          (36,741)         46,000
                                                     ----------        ---------       ---------

                                                     $1,437,364        $ 207,274       $   1,600
                                                     ==========        =========       =========

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

  Temporary differences which give rise to deferred tax assets and liabilities are as follows at December 31, 1997 and 1996:

                                                  1997          1996
     Deferred tax liabilities:
       Prepaid television time                $ (437,886)    $      -
       State taxes                                             (3,489)

     Deferred tax assets:
       Accrued vacation                           22,374        1,325
       Allowance for doubtful accounts           103,983       40,824
       Inventory reserve                          52,322        5,629
       Accrued expenses                          233,725
       Other                                       1,789
                                              ----------     --------

                                              $  (23,693)    $ 44,289
                                              ==========     ========


11. COMMITMENTS AND CONTINGENCIES

  Leases - The Company leased its office facilities, located in three adjacent buildings, under month-to-month operating leases during 1997, 1996 and 1995. Additionally, it leases some office equipment under operating leases. In October 1997, the Company executed a seven-year lease agreement for building and warehouse space of approximately 29,000 square feet located in Irvine, California. The lease agreement calls for monthly lease payments of $22,081, subject to a 4% annual increase, commencing on November 1, 1997. For the months of December 1997 through April 1998, there is no requirement for lease payments, with the lease payments then commencing again in May 1998. The Company recorded an imputed rent expense for one month in the 1997 income statement. The lease also carries an option to purchase the land and building on or before April 30, 1998. Qualified tenant improvements of $100,000 will be paid by the lessor.

  Future minimum rental commitments under noncancelable operating leases are as follows:

          Year ending December 31:
            1998                                           $  200,443
            1999                                              299,149
            2000                                              307,547
            2001                                              315,248
            2002                                              320,932
            Thereafter                                        597,542
                                                           ----------

                                                           $2,040,861
                                                           ==========

  Lease expense was approximately $137,500, $61,900 and $67,500 for the years ended December 31, 1997, 1996 and 1995, respectively.

  Guarantee - The Company is a guarantor on a note wherein a stockholder of the Company is the lender and the company from which the technology is licensed (Note 5) is the promissor. The maximum guarantee is $36,000.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES


  Royalties - The Company is obligated to pay royalties to the producer of a one-half hour, direct-response television commercial (infomercial) at the rate of 1.5% of gross sales (as defined) generated from direct-response television sales made via an 800 telephone number which utilizes the infomercial video footage. For the years ended December 31, 1997, 1996 and 1995, the Company expensed approximately $174,266, $151,400 and $87,084, respectively, under this arrangement.

  In connection with this infomercial, the Company is obligated to pay royalties to another individual at the rate of 1% of gross sales resulting from direct-response sales from the infomercial. The agreement has a term of three years beginning in January 1996. Guaranteed minimum payments are: $40,000 in 1996; $50,000 in 1997; and $60,000 in 1998. The Company expensed approximately $116,177 and $100,900 under this arrangement for the years ended December 31, 1997 and 1996, respectively.

  The Company has an arrangement with an individual whereby it has agreed to pay royalties on all net retail sales according to the following rates: 1.5% from November 1, 1996 through October 31, 1997; 1.25% from November 1, 1997 through October 31, 1998; and 1% from November 1, 1998 through October 31, 1999. For each of the years included in the arrangement, the Company must pay a guaranteed minimum amount of $15,000. Earnings maximums under this arrangement are: $100,000 in year one, $125,000 in year two and $150,000 in year three. Either party has the option to extend this arrangement for an additional four years. For the years ended December 31, 1997 and 1996, the Company expensed approximately $134,753 and $7,800, respectively, under this arrangement.

  Endorsement and Sponsorship Agreements - The Company has entered into endorsement and sponsorship agreements with various automotive and racing personalities for product marketing and promotion purposes. The remaining terms for individual agreements range from one to three years. The Company is committed to aggregate future payments under these agreements as follows:


          Year ending December 31:
            1998                                          $  1,874,000
            1999                                             1,170,000
            2000                                               600,000
                                                          ------------

                                                          $  3,644,000
                                                          ============

  Endorsement and sponsorship expense charged to operations related to these agreements was approximately $956,000, $87,500 and $0 for the years ended December 31, 1997, 1996 and 1995, respectively.

  Litigation - The Company is subject to certain litigation which arises in the normal course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position or results of operations.


12. RECENTLY ISSUED ACCOUNTING STANDARDS

  Effective January 1, 1998 the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires the reporting of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. During the periods presented, the Company had no changes in equity from non-owner sources. Accordingly, a statement of comprehensive income has not been provided as comprehensive income applicable to common stockholders equals net income applicable to common stockholders for all periods presented.

PROLONG INTERNATIONAL CORPORATION AND SUBSIDIARIES

  During 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement requires the reporting of financial and descriptive information about reportable operating segments, as well as information about major customers. The Company will adopt the provisions of SFAS No. 131 in the 1998 year-end consolidated financial statements.


13. SUBSEQUENT EVENTS

  On February 5, 1998, the Company entered into a definitive agreement to purchase the assets of EPL Pro-Long, Inc. (EPL), which includes the patents for lubrication technology currently under license to the Company, for 2,993,035 shares of the Company's common stock and the assumption of certain liabilities. The close of this transaction is pending review by state and federal securities regulators and a majority approval by EPL stockholders.
  The transaction, if consummated, will be accounted for under the purchase method. Unaudited pro forma information as if the transaction had occurred on January 1, 1997 is as follows:

                                                       BEFORE              AFTER
                                                    TRANSACTION         TRANSACTION
          Net revenues                              $   29,846,795      $   29,846,795
          Net income                                     2,132,553           2,532,827
          Net income per common share:
            Basic                                   $         0.08      $         0.09
            Diluted                                 $         0.08      $         0.09

EPL PRO-LONG, INC.

UNAUDITED FINANCIAL STATEMENTS AS OF AND FOR
THE ELEVEN MONTHS ENDED MARCH 31, 1998 AND 1997 AND
THE YEARS ENDED APRIL 30, 1997, 1996 AND 1995



The accompanying financial statements of EPL Pro-Long, Inc. as of and for the eleven months ended March 31, 1998 and 1997 and the years ended April 30, 1997, 1996 and 1995 were prepared by the management of EPL Pro-Long, Inc. and are unaudited. In the opinion of EPL Pro-Long, Inc.'s management, such financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as of the dates and for the periods presented.

                                       EPL PRO-LONG, INC.
                                        BALANCE SHEETS
                                         (UNAUDITED)

                                       March 31,                         April 30,
                                         1998                     1997               1996
                                     ----------------        -------------------------------------
CURRENT ASSETS:
Cash                                 $          8,057        $          56,708     $             0
Accounts receivable                           444,152                  313,274                   0
Inventories                                         0                        0                   0
Prepaid expenses                                5,378                        0                   0
                                     ----------------        -------------------------------------

TOTAL CURRENT ASSETS                          457,587                  369,982                   0

Property and equipment                              0                        0                   0
Patents, net                                  294,612                  336,135             381,432
                                     ----------------        -------------------------------------

TOTAL ASSETS                         $        752,199        $         706,117     $       381,432
                                     ================        =====================================

CURRENT LIABILITIES:
Accounts payable                     $        220,539        $         579,020     $       663,780
Advance from customer                               0                        0                   0
Loan payable-current portion                        0                        0               3,722
Accrued interest payable                            0                        0             124,044
Other current liabilities                           0                        0                   0
                                     ----------------        -------------------------------------

TOTAL CURRENT LIABILITIES                     220,539                  579,020             791,546

Loan payable                                   34,428             188,603             280,000
                                        -------------       ---------------------------------
TOTAL LIABILITIES                             254,967             767,622           1,071,546

Commitments and contingencies

STOCKHOLDERS' EQUITY:
Common stock                                  135,473             135,473             135,473
Contributed capital                         1,516,553           1,516,553           1,516,553
Retained deficit                           (1,154,794)         (1,713,532)         (2,342,141)
                                        -------------       ---------------------------------
TOTAL STOCKHOLDERS' EQUITY                    497,232             (61,506)           (690,114)
 (DEFICIT)                              -------------       ---------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                                   $   752,199         $   706,117         $   381,432
                                        =============       =================================

See notes to financial statements.

                              EPL PRO-LONG, INC.
                 STATEMENTS OF OPERATIONS AND RETAINED DEFICIT

                     FOR THE ELEVEN MONTHS ENDED MARCH 31,
                                  (UNAUDITED)

                                                                 1998                1997
                                                       ------------------------------------
Net royalty revenue                                       $    854,892         $    368,000
Cost of goods sold                                                   0                  894
                                                       ------------------------------------
Gross profit                                                   854,892              367,106
Selling, general and administrative expenses                   257,556              107,997
                                                       ------------------------------------
Operating profit (loss)                                        597,336              259,109

OTHER (INCOME) AND EXPENSE:
Other (income)/expense                                               0               (1,022)
Interest expense                                                31,888               21,599
                                                       ------------------------------------
Other (income) and expense                                      31,888               20,577

Income (loss) before provision for income taxes                565,448              238,532
Provision for income taxes                                       6,710                    0
                                                       ------------------------------------
Net income (loss)                                              558,738              238,532

Retained deficit at beginning of period                     (1,713,532)          (2,342,141)
Retained deficit at end of period                          ($1,154,794)         ($2,103,609)
                                                       ====================================

See notes to financial statements.

                              EPL PRO-LONG, INC.
                 STATEMENTS OF OPERATIONS AND RETAINED DEFICIT
                         FOR THE YEARS ENDED APRIL 30,
                                  (UNAUDITED)

                                                            1997             1996              1995
                                                   ---------------------------------------------------
Net royalty revenue                                  $    766,274     $    199,610      $      2,414
Net sales                                                       0            2,589           252,703
Cost of goods sold                                            894           35,086            83,151
                                                   -------------------------------------------------
Gross profit                                              765,380          167,113           171,967
Selling, general and administrative expenses              184,115          159,146           325,395
                                                   -------------------------------------------------
Operating profit                                          581,265            7,967          (153,428)

OTHER (INCOME) AND EXPENSE:
Other (income)                                            (75,662)        (100,000)           (4,000)
Interest income                                               (22)               0                 0
Interest expense                                           28,340           73,645            96,929
                                                   -------------------------------------------------
Other (income) and expense                                (47,344)         (26,355)           92,929

Income (loss) before provision for income taxes           628,609           34,322          (246,357)
Provision for income taxes                                      0            2,104               119
                                                   -------------------------------------------------
Net income (loss)                                         628,609           32,218          (246,476)

Retained deficit at beginning of period                (2,342,141)      (2,374,359)       (2,127,883)
                                                   -------------------------------------------------
Retained deficit at end of period                     ($1,713,532)     ($2,342,141)      ($2,374,359)
                                                   =================================================

See notes to financial statements.

                                  EPL PRO-LONG, INC.
                           STATEMENTS OF CASH FLOWS

                    FOR THE ELEVEN MONTHS ENDED MARCH  31,
                                  (UNAUDITED)

                                                                              1998            1997
                                                                   ---------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                          $ 558,738       $ 238,532
Adjustments to reconcile net income (loss) to
      net cash provided by (used in) operating activities:
      Depreciation and amortization                                           41,523              --
      Changes in assets and liabilities:
      Accounts receivable                                                   (130,878)             --
      Inventories                                                                 --         (27,237)
      Prepaid expenses                                                        (5,378)             --
      Accounts payable                                                      (358,481)       (130,149)
      Accrued expenses                                                            --        (137,299)
      Advance from customer                                                       --          15,299
                                                                   ---------------------------------
Net cash provided by (used in) operating activities                          105,524         (40,854)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans                                                               --          72,434
Repayments on loans                                                         (154,175)             --
                                                                   ---------------------------------
      Net cash provided by (used in) financing activities                   (154,175)         72,434
                                                                   ---------------------------------

NET INCREASE (DECREASE) IN CASH                        (48,651)     31,580
CASH, BEGINNING OF PERIOD                               56,708          --
                                                      ---------------------
CASH, END OF PERIOD                                   $  8,057    $ 31,580
                                                      =====================

SUPPLEMENTAL DISCLOSURES:
       Cash paid during the period for:
       Income taxes                                   $  6,710    $     --
                                                      =====================
       Interest                                       $ 31,888    $ 21,599
                                                      =====================


See notes to financial statements.

                              EPL PRO-LONG, INC.
                           STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED APRIL 30,
                                  (Unaudited)

                                                                         1997         1996          1995
                                                                      ---------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                      $  628,609    $  32,218      ($246,476)
Adjustments to reconcile net income (loss) to
      net cash provided by (used in) operating activities:
      Depreciation and amortization                                        45,297       47,631         52,374
      Changes in assets and liabilities:
      Accounts receivable                                                (313,274)      11,223         29,441
      Inventories                                                               0       26,944         36,168
      Prepaid expenses                                                          0            0         13,071
      Accounts payable                                                    (84,761)     (27,755)        23,104
      Accrued expenses                                                   (124,044)      38,319         85,725
      Advance from customer                                                     0      (45,410)        45,410
                                                                      ----------------------------------------
      Net cash provided by operating activities                           151,827       83,170         38,817

CASH FLOWS FROM FINANCING ACTIVITIES:
Return of contributed capital                                                   0            0         (9,000)
Repayments on loans                                                       (95,119)     (83,170)       (33,036)
                                                                      ----------------------------------------
      Net cash (used in) financing activities                             (95,119)     (83,170)       (42,036)

NET INCREASE (DECREASE) IN CASH                                            56,708            0         (3,219)
CASH, BEGINNING OF PERIOD                                                       0            0          3,219
                                                                      ========================================
CASH, END OF PERIOD                                                    $   56,708    $       0       $      0
                                                                      ========================================

SUPPLEMENTAL DISCLOSURES:
      Cash paid during the period for:
      Income taxes                                                     $        0    $   2,104       $    119
                                                                      ========================================
      Interest                                                         $   28,340    $  20,256       $ 11,204
                                                                      ========================================

See notes to financial statements.

                              EPL PRO-LONG, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                _______________


1.   Business and Management's Plans:

     EPL Pro-Long, Inc. (the "Company") was incorporated in the state of California in July 1988. The Company owns a patent for an extreme pressure lubricant additive for use in metal lubrication, commonly referred to as anti-friction metal treatment ("AFMT"). The Company licenses the right to use the AFMT formula and the "Prolong" name exclusively to Prolong Super Lubricants, Inc. Aside from actions taken with respect to its patent ownership, such as receiving royalty payments from Prolong Super Lubricants, Inc., the Company conducts no significant business activities.


2.   Summary of Significant Accounting Policies:

     Cash and Cash Equivalents:
     -------------------------
     Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less.

     Inventories:
     -----------
     Inventories are valued at the lower of cost (determined on a first-in, first-out basis) or market.

     Property and Equipment:
     ----------------------
     Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight line method over the assets' lives, which range from five to seven years, whichever is shorter. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. Renewals and betterments which extend the life of an existing asset are capitalized while normal repairs and maintenance costs are expensed as incurred.

     Patents:
     -------
     Patents are recorded at cost and are being amortized over a period of fifteen years. The Company assesses the recoverability of the patents on a periodic basis using an undiscounted cash flow analysis on its margins for the sale of the related products.

                              EPL PRO-LONG, INC.

                         NOTES TO FINANCIAL STATEMENTS

________________________________________________________________________________

2.   Summary of Significant Accounting Policies, continued:


     Advance From Customer:
     ---------------------
     Advance from customer represents a royalty payment received from Prolong Super Lubricants, Inc. prior to its being earned by the Company.

     Accounting For Income Taxes:
     ---------------------------
     The Company follows Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes," which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statements and the tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     Revenue Recognition
     -------------------
     Revenue is recognized as products are shipped. Royalties are recognized as products are shipped from Prolong Super Lubricants, Inc. to third party purchasers.

     Accounting Estimates:
     --------------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to provide estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.   License Agreement:

     The Company entered into a license agreement whereby the Company is entitled to receive royalties of 3.5% of sales (as defined) of products sold by Prolong Super Lubricants, Inc. that utilize certain proprietary technology, trademarks and copyrights. This agreement shall remain in effect as long as a breach of the terms and provisions of the agreement has not been committed.

                              EPL PRO-LONG, INC.

                         NOTES TO FINANCIAL STATEMENTS

________________________________________________________________________________

4.   Loans Payable:

     Several loans are payable to various shareholders of the Company. The loans carry various interest rates and are payable as the Company has funds. The largest loan is collateralized by all of the Company's assets.


5.   Income Taxes:

     At April 30, 1997, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $1,725,000 and $529,000, respectively, which begin to expire in 2004. The utilization of net operating loss carryforwards may be limited under the provisions of Internal Revenue Code Section 382.


6.   Subsequent Event:

     On February 5, 1998, the Company entered into a definitive agreement to sell its assets and certain liabilities to Prolong Super Lubricants, Inc. in exchange for 2,993,035 shares of common stock of Prolong International Corporation. The close of this transaction is pending the review by state and federal securities regulators and a majority approval of the shareholders of the Company.

                                    PART II
                   INFORMATION NOT REQUIRED IN A PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VII of the PIC Articles provides that, subject to any restrictions set forth in the PIC Bylaws, it shall indemnify and hold its directors, officers, others serving at the request of PIC as a director or officer of another corporation and those individuals serving as PIC's representative in a partnership, joint venture, trust or other enterprise, harmless and free from liability, expenses and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such individual to the fullest extent permitted under the laws of the State of Nevada for any claims against such individual arising out of the performance of his duties on behalf of PIC. Additionally, Article IX of the PIC Bylaws gives PIC the ability to provide indemnification for each of its employees and agents to the same extent as its directors and officers upon action by the PIC Board.
Article IX also permits PIC to enter into indemnity agreements with any director, officer, employee, fiduciary or agent of PIC. PIC has entered into indemnification agreements with each of its directors and officers (Exhibit 10.1 hereto), which provide for the indemnification of directors and officers of PIC against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law. Lastly, Article IX permits PIC to maintain indemnification insurance for its directors, officers, employees, fiduciaries or agents. PIC does not currently maintain indemnification insurance.

     Section 78.751 of the NGCL allows PIC to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was serving at the request of PIC as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. PIC may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by PIC.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of PIC pursuant to the foregoing, PIC has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits:

     Exhibit No.
     -----------

      2.1 Exchange Agreement between Stockholders of PSL and the Registrant. (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).


      2.2 Agreement and Plan of Reorganization, dated as of February 5, 1998, by and among the Registrant and EPL Pro-Long, Inc., including the following exhibits: (i) Form of Employee Invention and Confidentiality Agreement, (ii) Form of Rule 145 Agreement, (iii) Form of Confidentiality Agreement, (iv) Form of Transfer Restriction, (v) Form of Amendment to Exclusive License Agreement, and (vi) Form of Cancellation Agreement. *

      2.3 Amendment to Agreement and Plan of Reorganization, dated as of June 29, 1998, by and among the Registrant and EPL Pro-Long, Inc.

      3.1 Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).


      3.3 Bylaws of the Registrant, as amended and restated on April 27, 1998.

      4.2    Specimen Certificate of Registrant's Common Stock.

      5.1 Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation, Counsel to the Registrant.

      8.1 Tax Opinion of Gary C. Wykidal & Associates, Counsel to EPL Pro-Long, Inc.

      10.1 Form of Indemnification Agreement for Executive Officers and Directors (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3,
             1997).

      10.2 Exclusive License Agreement between PSL and EPL Pro-Long, Inc., d.b.a. Prolong International, dated November 10, 1993 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).

      10.3 Memorandum of Agreement between PSL and 2M Corporation, dated April 24, 1995; Amendment dated March 4, 1996 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).

      10.4 Agreement between PSL and Al Unser, dated July 28, 1995 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3,
             1997).

      10.5 Service Agreement between PSL and Tylie Jones & Associates, Inc., dated October 24, 1995 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).

      10.6 Telemarketing Agreement between PSL and West Telemarketing Corporation, dated October 24, 1995 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).

      10.7 Service and Endorsement Contract between PSL and Al Unser, dated April 29, 1996 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).

      10.8 Associate Sponsorship Agreement between PSL, King Entertainment, Inc. and Kenneth D. Bernstein, dated May 9, 1996 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).

      10.9 Sponsorship Agreement between PSL, Pikes Peak Auto Hill Climb Educational Museum, Inc. and Barnes Dyer Marketing, Inc., dated February 21, 1997 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).

      10.10 Major Associate Sponsorship Agreement between PSL, Norris Racing, Inc. and Barnes Dyer Marketing, Inc., dated December 15, 1996 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).


      10.12 The Registrant's 1997 Stock Incentive Plan and form of Stock Option Agreement (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3,
             1997).

      10.13 The Registrant's Revolving Credit Agreement with Bank of America National Trust and Savings Association, dated July 14, 1997 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).


      10.15 Sponsorship Letter of Intent between PSL and Joe Nemechek dba Nemco Motorsports, dated February 13, 1997 (incorporated by reference to the same numbered Exhibit to the Registrant's Annual Report on Form 10-K filed March 23, 1998). **

      10.16 Sponsorship Agreement between PSL and Sabco Racing, Inc., dated December 19, 1997 (incorporated by reference to the same numbered Exhibit to the Registrant's Annual Report on Form 10-K filed March 23, 1998). **

      10.17 Purchase and Sale Agreement between Huck International, Inc. (a subsidiary of Thiokol Corporation) and PSL for the property located at 6 Thomas, Irvine, California, dated February 23, 1998 (incorporated by reference to the same numbered Exhibit to the Registrant's Annual Report on Form 10-K filed March 23, 1998).

      10.18 Sponsorship Agreement between PSL and Commonwealth Service & Supply Corp. T/A Jim Yates Racing, dated November 22, 1997; Addendum dated December 17, 1997 (both documents incorporated by reference to the same numbered Exhibit to the Registrant's Annual Report on Form 10-K filed March 23, 1998). **

      10.19 Service and Endorsement Contract between PSL and Smokey Yunick, dated November 1, 1996 (incorporated by reference to the same numbered Exhibit to the Registrant's Annual Report on Form 10-K filed March 23, 1998). **

      10.20 Standing Loan Agreement between PSL and Bank of America Community Development Bank, dated April 1, 1998; Promissory Note; Deed of Trust,

             Assignment of Rents and Fixture Filing; Payment Guaranty; and Secured and Unsecured Indemnity Agreement.

      10.21 Agreement for Bridge Loan between PSL and Bank of America Community Development Bank, dated April 1, 1998; Promissory Note; Deed of Trust, Assignment of Rents and Fixture Filing; Payment Guaranty; and Secured and Unsecured Indemnity Agreement.

      21.1 Subsidiaries of the Registrant (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).

      23.1 Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in the Opinion filed as Exhibit 5.1).

      23.2 Consent of Gary C. Wykidal & Associates (included in the Opinion filed as Exhibit 8.1).

      23.3 Consent of Corbin & Wertz, with respect to the financial statements of the Registrant.

      23.4 Consent of Deloitte & Touche LLP, with respect to the financial statements of the Registrant.

      23.5   Consent of North American Capital Partners.

      24.1 Power of Attorney (included as part of the signature page of this Registration Statement). *

      99.1   Form of Proxy Card for use in connection with the EPL Special
             Meeting.*

----------------------





*     Previously filed.


** Portions of this Exhibit are omitted and were filed separately with the Secretary of the Commission pursuant to the Registrant's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

(b)   Financial Statement Schedules:

      All financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(c) The fairness opinion of North American Capital Partners (attached as Annex C to the Proxy Statement/Prospectus included in this Registration Statement).

ITEM 22: UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (4) that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (5) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (7) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

          (8) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
----------


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf
            ---------------
by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 1st day of July, 1998.

                                      PROLONG INTERNATIONAL CORPORATION


                                      By:   /s/ Elton Alderman
                                          --------------------------------------
                                          Elton Alderman
                                          President, Chief Executive Officer and
                                          Chairman of the Board


                               POWER OF ATTORNEY





     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                        TITLE                            DATE
---------                        -----                            ----
/s/ Elton Alderman
-----------------------------    President, Chief Executive       July 1, 1998
Elton Alderman                   Officer (Principal Executive
                                 Officer) and Chairman of the
                                 Board

Thomas C. Billstein *
-----------------------------    Vice-President, Secretary        July 1, 1998
Thomas C. Billstein              and Director

Tom T. Kubota *
-----------------------------    Vice-President, Investor         July 1, 1998
Tom T. Kubota                    Relations and Director

Nicholas M. Rosier *
-----------------------------    Chief Financial Officer          July 1, 1998
Nicholas M. Rosier               (Principal Financial Officer)

Melanie A. McCaffery *
-----------------------------    Director                         July 1, 1998
Melanie A. McCaffery


  * By:  /s/ Elton Alderman
    -------------------------------------
             Elton Alderman,
    -------------------------------------
             as Attorney-In-Fact
    -------------------------------------

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits:

     Exhibit No.
     -----------
      2.1 Exchange Agreement between Stockholders of PSL and the Registrant. (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).
      2.2 Agreement and Plan of Reorganization, dated as of February 5, 1998, by and among the Registrant and EPL Pro-Long, Inc., including the following exhibits: (i) Form of Employee Invention and Confidentiality Agreement, (ii) Form of Rule 145 Agreement, (iii) Form of Confidentiality Agreement, (iv) Form of Transfer Restriction, (v) Form of Amendment to Exclusive License Agreement, and (vi) Form of Cancellation Agreement. *
      2.3 Amendment to Agreement and Plan of Reorganization, dated as of June 29, 1998, by and among the Registrant and EPL Pro-Long, Inc.
      3.1 Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).
      3.3 Bylaws of the Registrant, as amended and restated on April 27, 1998.
      4.2    Specimen Certificate of Registrant's Common Stock.
      5.1 Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation, Counsel to the Registrant.
      8.1 Tax Opinion of Gary C. Wykidal & Associates, Counsel to EPL Pro-Long, Inc.
      10.1 Form of Indemnification Agreement for Executive Officers and Directors (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3,
             1997).
      10.2 Exclusive License Agreement between PSL and EPL Pro-Long, Inc., d.b.a. Prolong International, dated November 10, 1993 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).
      10.3 Memorandum of Agreement between PSL and 2M Corporation, dated April 24, 1995; Amendment dated March 4, 1996 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).
      10.4 Agreement between PSL and Al Unser, dated July 28, 1995 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3,
             1997).
      10.5 Service Agreement between PSL and Tylie Jones & Associates, Inc., dated October 24, 1995 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).
      10.6 Telemarketing Agreement between PSL and West Telemarketing Corporation, dated October 24, 1995 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).

      10.7 Service and Endorsement Contract between PSL and Al Unser, dated April 29, 1996 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).
      10.8 Associate Sponsorship Agreement between PSL, King Entertainment, Inc. and Kenneth D. Bernstein, dated May 9, 1996 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).
      10.9 Sponsorship Agreement between PSL, Pikes Peak Auto Hill Climb Educational Museum, Inc. and Barnes Dyer Marketing, Inc., dated February 21, 1997 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).
      10.10 Major Associate Sponsorship Agreement between PSL, Norris Racing, Inc. and Barnes Dyer Marketing, Inc., dated December 15, 1996 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).
      10.12 The Registrant's 1997 Stock Incentive Plan and form of Stock Option Agreement (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3,
             1997).
      10.13 The Registrant's Revolving Credit Agreement with Bank of America National Trust and Savings Association, dated July 14, 1997 (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).
      10.15 Sponsorship Letter of Intent between PSL and Joe Nemechek dba Nemco Motorsports, dated February 13, 1997 (incorporated by reference to the same numbered Exhibit to the Registrant's Annual Report on Form 10-K filed March 23, 1998). **
      10.16 Sponsorship Agreement between PSL and Sabco Racing, Inc., dated December 19, 1997 (incorporated by reference to the same numbered Exhibit to the Registrant's Annual Report on Form 10-K filed March 23, 1998). **
      10.17 Purchase and Sale Agreement between Huck International, Inc. (a subsidiary of Thiokol Corporation) and PSL for the property located at 6 Thomas, Irvine, California, dated February 23, 1998 (incorporated by reference to the same numbered Exhibit to the Registrant's Annual Report on Form 10-K filed March 23, 1998).
      10.18 Sponsorship Agreement between PSL and Commonwealth Service & Supply Corp. T/A Jim Yates Racing, dated November 22, 1997; Addendum dated December 17, 1997 (both documents incorporated by reference to the same numbered Exhibit to the Registrant's Annual Report on Form 10-K filed March 23, 1998). **
      10.19 Service and Endorsement Contract between PSL and Smokey Yunick, dated November 1, 1996 (incorporated by reference to the same numbered Exhibit to the Registrant's Annual Report on Form 10-K filed March 23, 1998). **
      10.20 Standing Loan Agreement between PSL and Bank of America Community Development Bank, dated April 1, 1998; Promissory Note; Deed of Trust,

             Assignment of Rents and Fixture Filing; Payment Guaranty; and Secured and Unsecured Indemnity Agreement.

      10.21 Agreement for Bridge Loan between PSL and Bank of America Community Development Bank, dated April 1, 1998; Promissory Note; Deed of Trust, Assignment of Rents and Fixture Filing; Payment Guaranty; and Secured and Unsecured Indemnity Agreement.

      21.1 Subsidiaries of the Registrant (incorporated by reference to the same numbered Exhibit to the Registrant's Registration Statement on Form 10 filed July 3, 1997).

      23.1 Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in the Opinion filed as Exhibit 5.1).

      23.2 Consent of Gary C. Wykidal & Associates (included in the Opinion filed as Exhibit 8.1).

      23.3 Consent of Corbin & Wertz, with respect to the financial statements of the Registrant.

      23.4 Consent of Deloitte & Touche LLP, with respect to the financial statements of the Registrant.

      23.5   Consent of North American Capital Partners.

      24.1 Power of Attorney (included as part of the signature page of this Registration Statement). *

      99.1   Form of Proxy Card for use in connection with the EPL Special
             Meeting.*

----------------------
*     Previously filed.

** Portions of this exhibit are omitted and were filed separately with the secretary of the commission pursuant to the registrant's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

(b)   Financial Statement Schedules:

      All financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(c) The fairness opinion of North American Capital Partners (attached as Annex C to the Proxy Statement/Prospectus included in this Registration Statement).